UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

“Information of Prudential Relevance” Basel Accord Pillar III 2013

7.2. Accounting policies and instrument valuation	112

7.3. Book value of equity investments	112

7.4 Exposure in equity investments and capital instruments	113

8. Interest-rate	114

8.1. Nature of interest rate risk and key hypotheses	114

8.2. Variations in interest rates	115

9. Liquidity and funding risk	116

9.1 Governance and monitoring of liquidity and funding risk	116

9.2 Liquidity and funding prospects	118

10. Information on remuneration	122

10.1. Information on the decision-making process for establishing the remuneration of the Identified Staff	122

10.2. Description of the different types of employees and executive officers included in the Identified Staff	124

10.3. Key features of the remuneration system	124

10.4. Information on the connection between the remuneration of the Identified Staff and the performance of the Group	129

10.5. Description of the criteria used for taking into consideration present and future risks in the remuneration process	130

10.6. The main parameters and reasons for any component of the possible variable remuneration plans and other non-monetary advantages; specifically, the measures adopted for the members of the Identified Staff who are responsible for control functions.	132

10.7. Ratios between the fixed and variable remuneration of the Identified Staff	132

10.8. Quantitative information on the remuneration of the Identified Staff	133

Index of tables

Table 1. Calculation of the Capital Base according to CRD IV

Table 2. Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter

Table 3. Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter -EO, EAD and RWAs-

Table 4. Issues of preferred securities outstanding as of 31/Dec/2013

Table 5. Issues of subordinated debt outstanding as of 31/Dec/2013

Table 6. Amount of eligible capital resources

Table 7. Reconciliation of shareholders’ equity with regulatory capital

Table 8. Capital requirements by risk type

Table 9. Amounts of counterparty risk in the trading book

Table 10. Exposure to credit risk

Table 11. Average value of the exposures throughout 2012 and 2013

Table 12. Distribution by geographical area of exposure to credit risk

Table 13. Distribution by geographical area of the book balances of the non-performing and impaired exposures of financial assets and contingent liabilities

Table 14. Distribution by geographical area of the book balances of the value adjustments for impairment of financial assets and contingent liabilities

Table 15. Distribution by sector of exposure to credit risk

Table 16. Distribution by sector of the book balances of the non-performing and impaired exposures of financial assets and contingent liabilities

Table 17. Distribution by sector of the book balances of the value adjustments for impairment of financial assets and contingent liabilities

Table 18. Distribution by residual maturity of exposure to credit risk

Table 19. Value adjustments for impairment losses and allowances for contingent risks and commitments

Table 20. Impairment losses for the period

Table 21. Counterparty risk. Exposure in derivatives

Table 22. Counterparty risk. EAD derivatives

Table 23. Counterparty risk. Transactions with credit derivatives used in intermediation activities

Table 24. Exposure values before the application of credit risk mitigation techniques

Table 25. Exposure values after the application of credit risk mitigation techniques

Table 26. Models authorized by the Bank of Spain for the purpose of their use in the calculation of capital requirements

Table 27. Master Scale of BBVA’s Rating

Table 28. Advanced approach. Exposure values by category and obligor grade

Table 29. Balance of specific, generic and country risk allowances for losses, by exposure category

Table 30. Exposures assigned to each one of the risk weightings of the subordinated debt exposures

Table 31. Exposures assigned to each one of the risk weightings of the equity exposures

Table 32. Amounts in terms of EAD of investment and retained securitization positions

Table 33. Breakdown of securitized balances by asset balance

Table 34. Outstanding balance corresponding to the underlying assets of the Group’s originated securitizations, in which risk transfer criteria are not fulfilled

Table 35. Exposure covered with financial collateral and other collateral calculated using the standardized approach

Table 36. Exposure covered by personal guarantees. Standardized and advanced approach

Table 37. Trading Book. VaR without smoothing by risk factors for the Group

Table 38. Trading Book. Market risk. Regulatory capital

Table 39. Trading Book. Impact on earnings in Lehman scenario

Table 40. Trading Book. Stress resampling

Table 41. Characteristics of BBVA’s Operational Risk management model

Table 42. Regulatory capital for operational risk

Table 43. Book value of equity investments

Table 44. Exposure in equity investments and capital instruments

Table 45. Variations in interest rates

Table 46. Types and amounts of instruments included in the liquidity fund of the most significant units

Table 47. Maturity of wholesale issues by nature

Table 48. Composition of the Remuneration Committee

Table 49. Remuneration of the Identified Staff in 2013 (I)

Table 50. Remuneration of the Identified Staff in 2013 (II)

Table 51. Remuneration of the Identified Staff in 2013 (III)

Index of charts

Chart 1. Schedule for gradual adaptation to CRD IV

Chart 2. Annual change in the bank’s leverage ratio

Chart 3. Capital requirements by risk type

Chart 4. EAD for derivatives broken down by product

Chart 5. EAD by category

Chart 6. Average weighted PD by EAD

Chart 7. Average weighted DLGD by EAD

Chart 8. Average weighted RW by EAD

Chart 9. Comparative analysis of the estimates made: Spain Mortgages

Chart 10. Comparative analysis of the estimates made: Spain Consumer Loans

Chart 11. Comparative analysis of the estimates made: Spain Credit Cards

Chart 12. Comparative analysis of the estimates made: Spain Automobiles

Chart 13. Comparative analysis of the estimates made: Spain Corporates and Developers

Chart 14. Comparative analysis of the estimates made: Mexico Credit Cards

Chart 15. The Group’s degree of involvement in its securitization funds

Chart 16. Trading Book. VaR without smoothing for the Group

Chart 17. Trading Book. Validation of the Market Risk Measurement model for BBVA S.A.

Chart 18. Trading Book. Validation of the Market Risk Measurement model for BBVA Bancomer

Chart 19. Operational risk management framework: three lines of defense

Chart 20. Capital required by method

Chart 21. BBVA Group. Risk assessed with the STORM tool

Chart 22. Distribution of historical operational losses by risk class and country

Chart 23. Changes in spread for wholesale issues

Introduction

  1. Regulatory environment in 2013

•	Legal changes in the Community area

•	Legal changes in IFRS

•	Legal changes at international level

  2. Exercise in transparency carried out by the bank

Circular 3/2008 dated May 22 of the Bank of Spain1 and its amendments 9/2010 dated December 22 and 4/2011 dated November 30 (hereinafter, the Solvency Circular) constitute the final implementation of legislation on the capital base and supervision on a consolidated basis, within the scope of Spanish credit institutions.

This legislation established by Act 13/1985, dated May 25, on Investment ratios, bank capital and reporting requirements of financial intermediaries and other financial system regulations, and in Spanish Royal Decree 216/2008, dated February 15, on Financial institutions’ own funds, constitutes as a whole the transposition to Spanish credit institutions of Community Directives 2006/48/EC, of June 14, relating to the taking up and pursuit of the business of credit institutions and 2006/49/EC, of June 14, on the capital adequacy of investment firms and credit institutions, of the European Parliament and of the Council.

In accordance with Rule 109 of the Solvency Circular, financial institutions are required to publish a document called “Information of Prudential Relevance” including the contents stipulated in chapter 11 of this circular. This report has been drawn up in keeping with these requirements.

In accordance with the policy defined by the Group for drawing up the Information of Prudential Relevance, the content of this report refers to December 31, 2013 and was approved by the Group’s Audit and Compliance Committee at its meeting held on March 25, 2014, having previously been reviewed by the External Auditor. This review has not revealed any material discrepancies concerning compliance with the reporting requirements laid down in the Bank of Spain Solvency Circular.

Regulatory environment in 2013

Legal changes in the Community area

European Commission / European Parliament / European Council

[1]	http://www.bde.es/bde/es/

Circular 3/2008 implements Spanish regulations on capital base and consolidated supervision of financial institutions, as well as adapting Spanish law to the relevant European Union Capital Requirements Directives, in compliance with the accords by the Committee on Banking Supervision of the Bank for International Settlements in Basel.

As part of those recommendations, in December 2010 the Committee on Banking Supervision published the document “Basel III: A global regulatory framework for more resilient banks and banking systems”, in order to improve the sector’s ability to withstand the impacts arising from both financial and economic crises. Since then, the European Union has worked to incorporate these Basel recommendations and, after two years of negotiations, the so-called CRDIV was published on June 27, 2013 in the Official Journal of the European Union. CRDIV consists of a Directive that replaces capital Directives 2006/48 and 2006/49 and a common Regulation (575/2013). These Directives require transposition, while the Regulation is directly applicable.

This regulation took effect on January 1, 2014. After that date, the articles of the current Rules that contradict the European regulation have been repealed. Spanish Royal Decree 14/2013 was published on November 29. It adapted Spanish legislation to European Union rules on financial institution supervision and solvency.

The BBVA Group is ready for these amendments within the capital framework for banking institutions (BIS III according to CRDIV). The amendments on current requirements involve higher quality of capital, together with an increase in deductions and capital requirements for certain groups of assets and new capital buffer, leverage and liquidity requirements.

The capital base under CRD IV would mainly consist of the following elements:

Table 1. Calculation of the Capital Base according to CRD IV

CET 1	Common Equity Tier I
+	Capital
+	Reserves
+	Non-controlling interests up to limit when calculating
-	Goodwill and other intangible assets
-	Treasury stock
-	Loans financing treasury stock
-	DTAs for loss carry forwards
-	DVA
-	Limits applicable to Financial Institutions + Insurance Companies + DTAS for temporary differences

T1	Tier I
+	COCOs and preferred securities that meet calculation criteria
+	Remaining non-controlling interests not assessed in CET1

Total T1	CET1 +T1

T2	TIER II
+	Subordinated debt under new criteria
+	Preferred securities not assessed in T1
+	Generic Provision
-	Remaining non-controlling interests not assessed in CET1 and T1

Capital Base	Tier I + Tier II

The most relevant aspects affecting common equity and risk-weighted assets are summarized below.

The main impacts affecting common equity TIER I (CET1) arise on the limit when calculating non-controlling interests and the deductions for significant and non-significant financial holdings, insurance companies and deferred taxes. Moreover, deferred taxes from loss carry forwards, the provision deficit on expected loss for IRB models and the debit valuation adjustment (DVA) of derivatives will now be deducted directly from CET1.

In the calculation of the additional Tier 1 and Tier 2 elements, only issues convertible into shares or redeemable at the option of the authority and subject to capital ratio triggers are calculated.

There are stricter requirements for risk-weighted assets, mainly for counterparty risk in derivatives and exposures within the financial sector.

The gradual adaptation schedule detailed below has been established for compliance with the new capital ratios:

Chart 1. Schedule for gradual adaptation to CRD IV

As of December 31, 2013, according to the new CRD IV requirements that took effect in 2014, the BBVA Group’s estimated fully-loaded CET1 ratio stood at around 9.8%, well over the minimum CET1 that will be required in 2019 (7%), demonstrating the Group’s comfortable capital position. In terms of phased CET1 ratio according to the new CRD IV rules, the estimate as of January 1, 2014 stands at around 10.8%.

These requirements may be increased by the counter-cyclical buffer, the systemic bank buffer (a financial cushion required for those banks whose disorder may cause disturbances in the global financial system) and the systemic risk buffer, should they apply.

The BBVA Group is ready for these amendments and meets the new and more demanding requirements.

In order to provide the financial system with a metric that serves as a backstop at capital levels, irrespective of the credit risk, a measure complementing all the other capital indicators has been incorporated into Basel III and transposed to the CRR.

This measure, the leverage ratio, can be used to estimate the percentage of the assets financed with level 1 capital.

Although the book value of the assets used in this ratio is adjusted to reflect the bank’s current or potential leverage with a given balance sheet position, the leverage ratio is intended to be an objective measure that may be reconciled with the financial statements.

In recent months, the industry has made a significant effort to standardize both the definition and calculation of the leverage ratio and the minimum level that should be required from financial institutions to guarantee that adequate levels of leverage are maintained. Although this definition and calibration will take effect in 2018, BBVA estimates and monitors this measure in its most restrictive version (fully loaded) to guarantee that leverage is kept far from the minimum levels (which could be considered risky), without undermining the return on investment.

After the positive performance of the business in the last quarter of the year, BBVA closed 2013 at 5.6%, a very comfortable level that confirms its position as a bank with a sound funding structure. The chart below shows the annual change in the Bank’s leverage ratio:

Chart 2. Annual change in the bank’s leverage ratio

In addition, the BBVA Group is actively managing liquidity by incorporating into its metrics the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR) defined under the capital framework. The Group thus continues to adapt early to regulatory changes, advocating proactive policies in managing the risk-return trade-off.

Other relevant changes

•	Single Supervision Mechanism (SSM): The European Central Bank[2], as the body responsible for ensuring the security and soundness of the European banking system and for promoting financial integration and stability in the euro zone, has begun a process aimed at setting up a new single financial supervision system made up of the ECB and the competent national authorities of the participating European Union countries.

The ECB is conducting a complete assessment before taking full responsibility for supervision, which is planned for November 2014, aimed at guaranteeing greater transparency of the balance sheets of the affected banks.

This assessment, which will be completed in October 2014, is based on three main actions:

•	A Supervisory Risk Assessment to examine the key risks from a quantitative and qualitative point of view, including liquidity, leverage and funding.

•	An Asset Quality Review to improve the transparency of bank positions through an examination of the quality of the assets, including their adequacy and the assesment of the related guarantees and arrangements.

In turn, this action will be carried out in three stages:

[2]	http://www.ecb.europa.eu/home/html/index.en.html

•	Portfolio selection: The ECB will review the portfolios to be included in the assessment by setting minimum coverage criteria at bank and country level.

•	Execution: This stage includes the validation of data integrity, an assessment of the proper valuation of the assets by the affected banks, the assessment of the guarantees and the calculation of the provisions for risk-weighted assets, among others.

•	Checking of the final consistency of the data to enable a comparison of the results of all the banks.

•	Stress Test to examine the resilience of the banks’ balance sheets.

The comprehensive assessment will end with the disclosure of the results in aggregate form, including the conclusions for the three components, and will be published before the ECB assumes its supervision role in November 2014.

•	Coming into force of Regulation (EU) No. 575/2013 of the European Parliament and of the Council on prudential requirements for credit institutions and investment firms, dated June 26, 2013, amending Regulation (EU) No. 648/2012, whose implementation date has been set for January 1, 2014.

Legal changes in IFRS

The following amendments to IFRS took effect in 2013:

IFRS 10 - “Consolidated financial statements”, IFRS 11 - “Joint arrangements” and IFRS 12 - “Breakdowns on investments in other banks”

IFRS 10 establishes a single consolidation model based on the principle of control, and applicable to all types of entities.

The main change it introduces is a definition of control, according to which a reporting entity controls another entity when it is exposed or has rights to variable returns from its involvements with the entity and has the ability to affect the amount of returns through its power over the entity.

IFRS 11 introduces new consolidation principles applicable to all joint arrangements. These arrangements are classified as either “joint operations” or “joint ventures” depending on the rights and obligations arising from the arrangement.

A joint operation is when the parties who have control have rights to the assets of the arrangement and obligations to the liabilities of the arrangement. A joint venture is when the parties who have joint control have rights to the net assets of the arrangement.

Joint operations shall be accounted for by including them in the financial statements of the entities controlling the assets, liabilities, income and expenses corresponding to them according to the contractual agreement. Joint ventures shall be accounted for in the consolidated financial statements using the equity method. They can no longer be accounted for by the proportionate consolidation method.

The main impact of the new applicable rules, IFRS 10 and 11, is the change in the consolidation method for the Group’s holding in the Garanti joint venture. Starting on January 1, 2013, this holding is valued using the equity method, while in 2012 and 2011 it was accounted for using the proportionate consolidation method. However, for solvency purposes, jointly-controlled financial entities continue to be accounted for using the proportionate consolidation method (including Garanti).

IFRS 12 introduces changes on the disclosure requirements for all types of holdings in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 - “Fair value measurement”

IFRS 13 provides guidelines for fair value measurement and reporting requirements. Under the new definition, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. It is therefore a market-based measurement, and not specific to each entity.

The rule’s requirements to not change the previous criteria about when an entity should recognize an asset or liability at fair value, but they do provide guidelines on how the fair value should be measured when its use is required or permitted by other rules.

Legal changes at international level

In today’s difficult economic situation, the need for structural reforms in the system has become the subject of intense debate in 2013. This debate has adopted different approaches in the different geographical regions.

In the United States, the Volcker Rule has come into effect, aimed at restricting proprietary trading activities by U.S. banking institutions, i.e. trading with derivatives or other financial instruments not financed with deposits in order to obtain a profit.

On January 29, the European Commission (EC) announced its proposal for structural reform, which would impose new restrictions on the structure of European banks. The proposal aims to guarantee the harmonization of divergent national initiatives in Europe.

However, the EC goes beyond many European national legislations and opts for a mixed solution that establishes both:

•	The prohibition of proprietary trading, similarly to the aforementioned Volcker Rule.

•	A mechanism to require the separation of commercial activities, following the model of the banking reform in the United Kingdom.

The proposal is twofold, as it imposes both the prohibition of proprietary trading operations and investments in hedge funds and the separation of commercial activities.

The EC’s reform is stricter than most of the national initiatives in countries like France, Germany or the U.S., as it goes beyond the recommendaitons of the High-Level Panel of Experts set up by the EC itself, which recommends a separation of proprietary trading operations, but not the prohibition of commercial activities.

The scope of the banks subject to the reform is very wide. All European global systemically important banks (G-SIB) and institutions that carry out significant commercial activities, i.e. around 29 European banks, will be subject to this new regulation.

Exercise in transparency carried out by the bank

The BBVA Group has carried out an exercise in order to increase the transparency of the information provided in this Report based on the recommendations issued by the EBA3 in its

[3]	http://www.eba.europa.eu/languages/home_es

report “Follow-up review of banks’ transparency in their 2012 Pillar 3 Reports”. Based on its recommendations, new information breakdowns have been included throughout the document.

1. General information requirements

1. Company name and differences in the consolidating group for the purposes of the Solvency Circular and the Accounting Circular

•	Corporate name and scope of application

•	Differences among the consolidated group for the purposes of the Solvency Circular and the Accounting Circular

•	Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter

•	Main changes in the Group’s scope of consolidation in 2013

2. Identification of dependent institutions with capital resources below the minimum requirement. Possible impediments for transferring capital.

3. Exemptions from capital requirements at the individual or sub-consolidated level

4. Risk management policies and targets

•	General principles of risk management

•	Corporate Governance layout

•	The risk function

•	Scope and nature of the risk measurement and reporting systems

5. Internal control system

6. Risk protection and reduction policies: Supervision strategies and processes

1.1.	Company name and differences in the consolidating group for the purposes of the Solvency Circular and the Accounting Circular

1.1.1.	Corporate name and scope of application

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter, “the Bank” or “BBVA”) is a private-law entity subject to the rules and regulations governing banking institutions operating in Spain.

The Bylaws and other public information about the Bank are available for consultation at its registered address (Plaza San Nicolás, 4 Bilbao) and on its official website: www.bbva.com.

In addition to the transactions it carries out directly, the Bank heads a group of subsidiaries, jointly-controlled and associate institutions which perform a wide range of activities and which, together with the Bank, constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”).

Circular 3/2008 and its amendments 9/2010 and 4/2011 are binding at a consolidated level for the entire Group.

1.1.2.	Differences among the consolidated group for the purposes of the Solvency Circular and the Accounting Circular

The Group’s consolidated financial statements are drawn up in accordance with what is laid down in the International Financial Reporting Standards adopted by the European Union (hereinafter,

“EU-IFRS”). The EU-IFRS were adapted to the Spanish credit institution sector in Spain via Bank of Spain Circular 4/2004 of 22 December 2004 (hereinafter, “the Accounting Circular”) as well as through its subsequent amendments, including Bank of Spain Circulars 6/2008 of November 26, 2008, 3/2010 of June 29, and 8/2010 of November 30. Bank of Spain Circulars 5/2013 of October 30, 2013 on public and restricted financial reporting rules and 5/2011 of November 30, 2011 on financial statement models also apply.

For the purposes of the Accounting Circular, companies are considered to form part of a consolidated group when the controlling institution holds or can hold, directly or indirectly, control of them. An institution is understood to control another entity when it is exposed, or is entitled to variable returns as a result of its involvement in the subsidiary and has the capacity to influence those returns through the power it exercises on the subsidiary. For such control to exist, the following aspects must be fulfilled:

•	a) Power: An investor has power over a subsidiary when it has current rights that provide it with the capacity to direct its relevant activities, i.e. those that significantly affect the returns of the subsidiary;

•	b) Returns: An investor is exposed, or is entitled to variable returns as a result of its involvement in the subsidiary when the returns obtained by the investor for such involvement may vary based on the economic performance of the subsidiary. The investor’s returns may be positive only, negative only or both positive and negative.

•	c) Relationship between power and returns: An investor has control over a subsidiary when it not only has power over the subsidiary and is exposed, or is entitled to variable returns for its involvement in the subsidiary, but also has the capacity to use its power to influence the returns it obtains for such involvement in the subsidiary.

Therefore, in drawing up the Group’s consolidated financial statements, all dependent companies and consolidated structured entities have been consolidated by applying the full consolidation method.

Jointly-controlled entities, as well as joint ventures (those over which joint control arrangements are in place), are valued using the equity method.

The list of all the companies forming part of the BBVA Group is included in the appendices to the Group’s Annual Consolidated Financial Statements.

For the purposes of the Solvency Circular, as set out in Spanish Law 36/2007, heading two, section 3.4, the consolidated group comprises the following subsidiaries:

•	Credit institutions.

•	Investment services companies.

•	Open-end funds.

•	Companies managing mutual funds, together with companies managing pension funds, whose sole purpose is the administration and management of the aforementioned funds.

•	Companies managing mortgage securitization funds and asset securitization funds.

•	Venture capital companies and venture capital fund managers.

•	Institutions whose main activity is holding shares or investments, unless they are mixed-portfolio financial corporations supervised at the financial conglomerate level.

Likewise, the special-purpose entities whose main activity implies a prolongation of the business of any of the institutions included in the consolidation, or includes the rendering of back-office services to these, will also form part of the consolidated group.

However, according to the provisions of this law, insurance entities and some service firms do not form part of consolidated groups of credit institutions.

Therefore, for the purposes of calculating solvency requirements, and hence the drawing up of this Information of Prudential Relevance, the perimeter of consolidated institutions is different from the perimeter defined for the purposes of drawing up the Group’s financial statements.

The outcome of the difference between the two regulations is that institutions, largely real-estate, insurance and service companies, which are consolidated in the Group’s financial statements by the full consolidation method, are consolidated for the purposes of Solvency by applying the equity method. In addition, insurance companies in which the holding is over 20% and financial institutions in which the holding is over 10% are deducted from capital.

The Annex of this report presents a list of these institutions.

1.1.3	Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter

This section includes an exercise in transparency aimed at offering a clear view of the process of reconciliation between the book balances reported in the Public Balance Sheet (which stems from the Group’s Annual Consolidated Financial Statements) and the book balances this report refers to (regulatory perimeter).

In addition, it shows the transition from the accounting information and the prudential information, based on a Public Balance Sheet of accounting information, to a Public Balance Sheet in terms of credit risk, guaranteeing an adequate understanding of the Public Balance Sheet for regulatory purposes.

Table 2. Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter

(millions of euros)				12/31/2013
Public Balance Sheet Headings	Public Balance Sheet	Insurance companies and financial institutions (1)	Jointly-controlled entities and other adjustments (2)	Regulatory Balance Sheet
1. Cash and Balances at Central Banks	34,903	0	2,162	37,065
2. Trading Book	72,112	-974	2,105	73,243
3. Financial assets designated at fair value through profit or loss	2,413	-1,915	17	514
4. Available-for-sale financial assets	77,774	-15,877	3,089	64,986
5. Loans and Receivables	350,945	-1,098	15,529	365,376
6. Held-to-maturity investments	0	0	0	0
7. Adjustments to Financial Assets for Portfolio Hedges	98	0	0	98
8. Hedging Derivatives	2,530	-138	10	2,402
9. Non-current assets held for sale	2,880	-15	16	2,880
10. Investments	4,742	-102	32	4,672
11. Other	34,178	-1,539	2,900	35,538

Total Assets	582,575	-21,658	25,859	586,776

Notes

(1)	Balances corresponding to the companies not consolidated for solvency purposes (see Annex)
(2)	Corresponds to the balances contributed by Garanti, developers and other intra-group removals.

Table 3. Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter -EO, EAD and RWAs-

(millions of euros)			12/31/2013
Public Balance Sheet Headings	Credit risk
	Original exposure	EAD	RWAs
1. Cash and Balances at Central Banks	37,499	37,494	10,684
2. Trading Book	24,749	23,682	8,386
3. Financial assets designated at fair value through profit or loss	514	514	244
4. Available-for-sale financial assets	64,561	64,550	16,659
5. Loans and Receivables	542,913	447,423	217,983
6. Held-to-maturity investments	0	0	0
7. Adjustments to Financial Assets for Portfolio Hedges	0	0	0
8. Hedging Derivatives	0	0	0
9. Non-current assets held for sale	2,880	2,880	3,613
10. Investments	3,181	3,181	4,794
11. Other	13,836	13,835	12,427

Total Assets	690,133	593,559	274,790

The differences seen between the amount of the Regulatory Balance Sheet in the first table and the Original Exposure in the second table are due to the fact that, unlike the Regulatory Balance Sheet, the Original Exposure includes the amount of some liabilities positions (mainly assets sold under repurchase agreements) as well as the amount for memorandum accounts (contingent and nominal exposures and commitments on derivatives).

1.1.4	Main changes in the Group’s scope of consolidation in 2013

New agreement with the CITIC Group

On October 17, 2013, BBVA reached a new agreement with the CITIC Group that included the sale of 5.1% of the stake in China CITIC Bank Corporation Limited (“CNCB”) to CITIC Limited. After this agreement, BBVA’s stake in CNCB was reduced to 9.9%.

At the same time, BBVA and the CITIC Group agreed to adapt their strategic cooperation agreement, eliminating the exclusivity obligation that affected BBVA’s activities in China, and to negotiate new areas of cooperation between both banks, with BBVA intending to maintain its stake in CNCB in the long term.

According to IFRS 11, the new situation involves a change in the criteria applied to BBVA’s holding in CNCB, which is now a financial holding registered as “Available-for-sale financial assets”.

Sale of the pensions business in Latin America

The sale of several holdings in Pension Fund Administrators in Latin American countries was completed in 2013. The details of these transactions are described in Note 3 to the Group’s Consolidated Report.

See Note 3 of the Consolidated Financial Statement for more information.

1.2.	Identification of dependent institutions with capital resources below the minimum requirement. Possible impediments for transferring capital.

There is no institution in the Group not included in the consolidated group under the Solvency Circular whose capital resources are below the regulatory minimum requirement.

The Group operates in Spain, Mexico, the United States and 30 other countries, largely in Europe and Latin America. The Group’s banking subsidiaries around the world are subject to supervision and regulation by a number of regulatory bodies with respect to issues such as compliance with a minimum level of regulatory capital. The obligation to comply with these capital requirements may affect the capacity of these banking subsidiaries to transfer funds to the parent company via dividends, loans or other means.

In some jurisdictions in which the Group operates, the law lays down that dividends may only be paid with the funds legally available for this purpose.

1.3.	Exemptions from capital requirements at the individual or sub-consolidated level

In keeping with the provisions of Rule Five of the Solvency Circular, on the exemption from individual or consolidated compliance with the aforementioned Rule for Spanish credit institutions belonging to a consolidable group, the Group obtained exemption from the Bank of Spain on December 30, 2009 for the following companies:

•	Banco Industrial de Bilbao, S.A.

•	Banco de Promoción de Negocios, S.A.

•	BBVA Banco de Financiación, S.A.

•	Banco Occidental, S.A.

1.4.	Risk management policies and targets

1.4.1.	General principles of risk management

The aim of the Global Risk Management (GRM) function is to preserve the BBVA Group’s solvency, help define its strategy with respect to the risks it takes and facilitate the carrying out of its businesses. Its activity is governed by the following principles:

•	The risk management function is unique, independent and global.

•	The risks assumed by the Group must be compatible with the capital adequacy target and must be identified, measured and assessed. Risk monitoring and management procedures and sound control and mitigation systems must likewise be in place.

•	All risks must be managed integrally during their life cycle, and be treated differently depending on their nature and with active portfolio management based on a common measure (economic capital).

•	It is each business area’s responsibility to propose and maintain its own risk profile, within its autonomy in the corporate action framework (defined as the set of risk control policies and procedures defined by the Group), using an appropriate risk infrastructure to control risks.

•	The infrastructures created for risk control must be equipped with means (in terms of people, tools, databases, information systems and procedures) that are sufficient for their purpose, so that there is a clear definition of roles and responsibilities, thus ensuring efficient assignment of resources among the corporate area and the risk units in business areas.

In the light of these principles, integrated risk management comprises 5 main components:

•	A system of governance and organization of the risk function, which considers:

1)	Definition of roles and responsibilities in the various functions and areas.

2)	Organizational structure of the Corporate GRM Area and the Risk Units of the Business Areas, including the relationship mechanisms and co-dependencies.

3)	Group of Committees at Corporate and Business Area level.

4)	Structure for delegation of risks and functions.

5)	System of internal control in line with the nature and size of the risks assumed.

•	A general framework of appetite for risk, which defines the Group’s target risk profile and the levels of tolerance that the Group is willing to assume to carry out its strategic plan without significant deviations, even in situations of tension.

•	A corporate risk management scheme that includes:

1)	A set of policies and procedures.

2)	An annual risk planning scheme through which the appetite for risk is incorporated into the Group’s business decisions.

3)	Ongoing management of financial and non-financial risks.

•	A framework for Identification, Assessment, Monitoring and Reporting of the risks assumed, in baseline and stress scenarios, to enable a prospective and dynamic assessment of risk.

•	An infrastructure that includes the set of tools, methodologies and risk culture that make up the basis on which the differentiated risk management scheme is shaped.

1.4.2.	Corporate governance layout

The BBVA Group has developed a system of corporate governance that is in line with the best international practices and adapted it to the requirements of the regulators in the country in which its different units operate.

According to the Board Regulations, the Board of Directors is the body responsible for approving the risk control and management policy, as well as for periodic monitoring of the internal reporting and control systems.

Based on the general policies laid down by the Board of Directors, the Executive Committee sets the necessary corporate policies that put into practice those approved by the Board of Directors, as well as the Group’s risk limits by geographical areas, sectors and portfolios, all of which make up the corporate action framework for risk management. In this context and for the proper performance of its duties, the Executive Committee is assisted by the Board’s Risk Committee which, among other functions, analyzes and assesses the proposals on these matters submitted to the Executive Committee for approval, constantly monitoring the development of risks and approving those transactions considered relevant for qualitative or quantitative reasons.

1.4.3.	The risk function

The risk management and control function is distributed among the risk units within the business areas and the Corporate Global Risk Management (GRM) area, which ensures compliance with global policy and strategies. The risk units in the business areas propose and manage the risk profiles within their area of autonomy, though they always respect the corporate framework for action.

The Corporate GRM area combines a vision by risk type with a global vision. It is divided into six units, as follows:

•	Corporate Risk Management: Responsible for corporate management of the Bank’s financial risks. In addition, this unit centralizes the management of fiduciary, insurance and asset management risks, as well as the cross-cutting vision of the retail banking business.

•	Operational Risk and Control: Manages operational risk, internal control of the risk area and internal validation of the measurement models and the acceptance of new risks.

•	Technology & Methodologies: Responsible for the management of the technological and methodological developments required for risk management in the Group.

•	Technical Secretary: Checks from a technical point of view the proposals submitted to the Risk Management Committee and to the Risk Committee.

•	Planning, Monitoring & Reporting: Responsible for developing, defining and monitoring the apetite for risk. Integrates at corporate level the functions related to planning, risk monitoring, analysis of scenarios, capital models and innovation in risks. It is also responsible for both internal and regulatory reporting of the risks the Group is exposed to.

•	South America GRM: Responsible for managing and monitoring risk in South America.

This structure therefore gives the Corporate GRM area reasonable security with respect to:

•	integration, control and management of all the Group’s risks;

•	the application throughout the Group of standard principles, policies and metrics; and

•	the necessary knowledge of each geographical area and each business.

This organizational scheme is complemented by various committees, which include the following:

•	The Risk Management Committee: This committee is made up of the risk managers from the risk units located in the business areas and the managers of the Corporate GRM area units. This body meets on a monthly basis and is responsible for the following:

•	Drawing up the proposal for the Bank’s risk strategy for approval by the appropriate governing bodies and, in particular, by the Board of Directors.

•	Monitoring risk management and control in the Bank.

•	Adopting any measures necessary.

•	The Risk Management Committee: Its permanent members are the Global Risk Management Director, the Corporate Risk Management Director and the Technical Secretary. The rest of the members of this committee are chosen based on the transactions being analyzed. It reviews and decides on those financial programs and operations that lie within its powers and debates those that fall under the Risk Committee. If appropriate, it passes on a favorable opinion to the Risk Committee.

•	The Assets and Liabilities Committee (ALCO): The committee is responsible for actively managing structural interest-rate and foreign-exchange risk positions, global liquidity and the Bank’s capital resources.

•	The Technology and Methodologies Committee: This committee decides on the coverage needs of models and infrastructures in the business areas within the framework of the GRM model of operation.

•	The New Business and Product Committees: Their functions are to study and, if appropriate, to grant technical approval and implement the new businesses, products and services before they are put on the market; to undertake subsequent control and monitoring for newly authorized products; and to foster business in an orderly way to enable it to develop in a controlled environment.

•	The Global Corporate Assurance Committee: Its main task is to undertake a review at the Bank level and of each of its units, of the control environment and the running of the internal control and operational risk models, and likewise to monitor and locate the main operational risks the Bank is exposed to, including those of a cross-cutting nature. This committee is therefore the highest operational risk management body in BBVA.

Risk appetite framework

The Group’s risk policy aims to achieve a moderate risk profile through prudent management; a model of universal banking, diversified by geographical areas and types of assets, portfolios and customers; a high international presence, both in emerging and developed countries, while maintaining a medium/low risk profile in each; and sustainable growth over time.

A series of basic metrics have been established which characterize the bank’s objective behavior and are applied across the organization, essentially related to solvency, liquidity and recurrent earnings. They determine the Group’s risk management according to each case and enable the desired objectives to be achieved. The levels of tolerance for the basic metrics are approved by the Executive Committee, acting on a proposal by GRM, and delimit the risks that the Group is willing to take. They define the Group’s risk appetite framework and are therefore permanent and structural in nature, with some exceptions.

On an annual basis, the Executive Committee, acting on a proposal by GRM and subject to a favorable report by the Risk Committee, sets limits for the main types of risks facing the Group, including credit, liquidity and funding, and market risk, whose compliance is monitoried during the year by these committees through regular reports prepared by that Area. For credit risk, the limits are defined at portfolio and/or sector level and for each Business Area. They constitute the maximum exposure thresholds for the BBVA Group’s lending activity over a period of one year.

The aim of the Group is not to eliminate all risks, but to assume a prudent level of risk that enables it to generate returns while maintaining adequate capital and fund levels in order to generate recurrent earnings.

1.4.4.	Scope and nature of the risk measurement and reporting systems

Depending on their type, risks fall into the following categories:

•	Credit Risk.

•	Market Risk.

•	Operational Risk.

•	Structural Risks.

There follows a description of the risk measurement systems and tools for each kind of risk.

Credit risk

Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party. This includes management of counterparty risk, issuer credit risk, liquidation risk and country risk.

BBVA quantifies its credit risk using two main metrics: expected loss (EL) and economic capital (EC). The expected loss reflects the average value of the losses. It is considered a cost of the business. Economic capital is the amount of capital considered necessary to cover unexpected losses if actual losses are greater than expected losses.

These risk metrics are combined with information on profitability in value-based management, thus building the risk-return trade-off into decision-making, from the definition of business strategy to approval of individual loans, price setting, assessment of non-performing portfolios, incentives to areas in the Group, etc.

There are three essential parameters in the process of calculating the EL and EC measurements: the probability of default (PD), loss given default (LGD) and exposure at default (EAD). These are generally estimated using historical information available in the systems. They are assigned to operations and customers according to their characteristics. In this context, the credit rating tools (ratings and scorings) assess the risk in each transaction/customer according to their credit quality by assigning them a score, which is used in assigning risk metrics together with other additional information: transaction seasoning, loan to value ratio, customer segment, etc.

Point 4.5.1.7 of this document details the definitions, methods and data used by the Group to estimate and validate the parameters of probability of default (PD), loss given default (LGD) and exposure at default (EAD).

The credit risk for the BBVA Group’s global portfolio is measured through a Portfolio Model that includes the effects of concentration and diversification. The aim is to study the loan book as a whole, and to analyze and capture the effect of the interrelations between the different portfolios.

In addition to enabling a more comprehensive calculation of capital needs, this model is a key tool for credit risk management, as it establishes loan limits based on the contribution of each unit to total risk in a global, diversified setting.

The Portfolio Model considers that risk comes from various sources (it is a multi-factor model). This feature implies that economic capital is sensitive to geographic diversification, a crucial aspect in a global entity like BBVA. These effects have been made more apparent against the current backdrop in which, despite the stress undergone by some economies, the BBVA Group’s presence in different geographical areas, subject to different shocks and different moments in the cycle, have contributed to bolster the bank’s solvency. In addition, the tool is sensitive to concentration in certain credit exposures of the entity’s large clients. Lastly, the results of the

Portfolio Model are integrated into management within the framework of the Asset Allocation project, where business concentrations are analyzed in order to establish the entity’s risk profile.

The analysis of the entity’s RWA structure shows that 85% corresponds to Credit Risk.

(See Chapter 4 “Credit risk”).

Market risk

Market risk is due to the possibility of losses in the value of positions held as a result of changing market prices of financial instruments. It includes three types of risk:

•	Interest-rate risk: This is the risk resulting from variations in market interest rates.

•	Currency risk: This is the risk resulting from variations in foreign-currency exchange rates.

•	Price risk: This is the risk resulting from variations in market prices, either due to factors specific to the instrument itself, or alternatively due to factors which affect all the instruments traded on a specific market.

In addition, for certain positions, other market risks also need to be considered: credit spread risk, basis risk, volatility and correlation risk.

The analysis of the entity’s RWA structure shows that only 3% corresponds to Market Risk.

(See Chapter 5 “Market risk in trading book activities”).

Operational risk

It arises from the probability of human error, inadequate or faulty internal processes, system failures or external events. This definition includes legal risk, but excludes strategic and/or business risk and reputational risk.

The analysis of the entity’s RWA structure shows that 9% corresponds to Operational Risk.

(See Chapter 6 “Operational Risk”).

Structural risks

Below is a description of the different types of structural risk:

•	Structural interest-rate risk.

The aim of managing balance-sheet interest rate risk is to maintain the BBVA Group’s exposure to variations in interest rates at levels in line with its strategy and target risk profile. Movements in interest rates lead to changes in a bank’s net interest income and book value, and constitute a key source of asset and liability interest-rate risk. The extent of these impacts will depend on the bank’s exposure to changes in interest rates. This exposure is mainly the result of the time difference between the different maturity and repricing terms of the assets and liabilities on the banking book and the off-balance-sheet positions.

A financial institution’s exposure to adverse changes in market rates is a risk inherent in the banking business, while at the same time representing an opportunity to generate value. That is why the structural interest rate should be managed effectively and have a reasonable relation both to the bank’s capital base and the expected economic result. This function is handled by the Balance-Sheet Management unit, within the Financial

Management area. Through the Asset and Liability Committee (ALCO) it is in charge of maximizing the Bank’s economic value, preserving the net interest income and guaranteeing the generation of recurrent earnings. In pursuance of this, the ALCO develops strategies based on its market expectations, within the risk profile defined by the BBVA Group’s management bodies and balance the expected results and the level of risk assumed. BBVA has a transfer pricing system that centralizes its interest-rate risk on ALCO’s books and helps to ensure that balance-sheet risk is being properly managed.

The corporate GRM area is responsible for controlling and monitoring structural interest-rate risk, acting as an independent unit to guarantee that the risk management and control functions are properly segregated. This policy is in line with the Basel Committee on Banking Supervision recommendations. It constructs the asset and liability interest-rate risk measurements used by the Group’s management, as well as designing models and measurement systems and developing monitoring, information and control systems. At the same time, the Global Risk Management Committee (GRMC) carries out the function of risk control and analysis reporting to the main governing bodies, such as the Executive Committee and the Board of Director’s Risk Committee.

BBVA’s structural interest-rate risk management procedure has a sophisticated set of metrics and tools that enable its risk profile to be monitored precisely. This model is based on a carefully studied set of hypotheses which aim to characterize the behavior of the balance sheet exactly. The measurement of interest-rate risk includes probabilistic metrics, as well as a calculation of sensitivity to a parallel movement of x/- 100 basis points in the market curves. There is regular measurement of the Bank’s earnings at risk (EaR) and economic capital, defined as the maximum adverse deviations in net interest income and economic value, respectively, for a particular confidence level and time horizon. The deviations are obtained by applying a method for simulating interest-rate curves that takes into account other sources of risk in addition to changes in direction, such as changes in the slope and curvature, as well as considering the diversification between currencies and business units. The model is subject to regular internal validation, which includes backtesting.

The risk measurement model is supplemented by analysis of specific scenarios and stress tests. Stress tests have taken on particular importance in recent years. Stress testing has become particularly important in recent years, so a greater emphasis has been placed on the analysis of extreme scenarios in a possible breakthrough in both current interest-rate levels and historical correlations and volatility. At the same time, the evaluation of scenarios forecast by the Economic Research Department has been maintained.

•	Structural exchange rate risk.

This risk is basically caused by exposure to variations in currency exchange rates that arise in the BBVA Group’s foreign subsidiaries and the provision of funds to foreign branches financed in a different currency to that of the investment. The BBVA Group’s structural exchange-rate risk management aims to minimize the potential negative impact from fluctuations in exchange rates on the solvency ratios and on the contribution to earnings of international investments maintained on a permanent basis by the Group.

The GRM corporate area acts as an independent unit that is responsible for monitoring and analyzing risks, standardizing risk management metrics and providing tools that can anticipate potential deviations from targets. It also monitors the level of compliance of established risk limits, and reports regularly to the Risk Management Committee, the Board of Directors’ Risk Committee and the Executive Committee, particularly in the case of deviation or tension in the levels of risk assumed.

The Balance Sheet Management unit, through ALCO, designs and executes the hedging strategies with the main purpose of minimizing the effect of exchange-rate fluctuations on capital ratios, as well as assuring the equivalent value in euros of the foreign-currency earnings of the Group’s subsidiaries, adjusting transactions according to market expectations and hedging costs. The Balance Sheet Management area carries out this work by ensuring that the Group’s risk profile is at all times adapted to the framework defined by the limits structure authorized by the Executive Committee. To do so, it uses risk metrics obtained according to the corporate model designed by the Global Risk Management area.

The corporate measurement model uses an exchange rate scenario simulation which, based on historical changes, quantifies possible changes in value for a given confidence interval and a pre-established time horizon, assessing the impacts in three management areas: on capital ratio, equity and the Group’s income statement. The calculation of risk estimates takes into account the risk mitigation measures aimed at reducing the exchange-rate risk exposure. The diversification resulting from investments in different geographical areas is also considered. In addition, in order to supplement the metrics in the three management areas, risk measurements are complemented with scenario, stress and backtesting analyses to obtain a more complete overview of the Group’s exposure.

In addition to monitoring in terms of exposure and sensitivity to the different currencies, risk control and management are based on probabilistic metrics that estimate maximum impacts for different confidence levels in each area, for which limits and alerts are set according to the tolerance levels established by the Group. Structural exchange-rate risk control is completed with the analysis of marginal contributions to currency risk, the diversification effects, the effectiveness of hedges and scenario and stress analysis. This provides a complete overview of the Group’s exposure to this risk.

The analysis of the entity’s RWA structure shows that 3% corresponds to Credit Risk.

•	Structural risk in the equity portfolio.

The BBVA Group’s exposure to structural risk in the equity portfolio basically results from the holdings in industrial and financial companies, with medium/long-term investment horizons. It includes the holdings consolidated in the Group, although their variations in value have no immediate effect on equity in this case. This exposure is mitigated through net short positions held in derivatives of their underlying assets, which are used to limit portfolio sensitivity to potential falls in prices.

The GRM corporate area acts as an independent unit that is responsible for monitoring and analyzing risks, standardizing risk management metrics and providing tools that can anticipate potential deviations from targets. It also monitors the level of compliance with the limits set, according to the appetite for risk and as authorized by the Executive Committee. It reports on these levels regularly to the Risk Management Committee (RMC), the Board’s Risk Committee and the Executive Committee, particularly in the case of significant levels of risk assumed, in line with the current corporate policy. The mechanisms of risk control and limitation hinge on the key aspects of exposure, earnings and economic capital. The structural equity risk management metrics designed by GRM according to the corporate model contribute to effective risk monitoring by estimating the sensitivity figures and the capital necessary to cover possible unexpected losses due to the variations in the value of the companies making up the Group’s equity portfolio, at a confidence level that corresponds to the institution’s target rating, and taking into account the liquidity of the positions and the statistical performance of the assets under consideration. To carry out a more in-depth analysis, stress tests and sensitivity analyses are carried out from time to time against different simulated scenarios, using both past crisis situations and forecasts by BBVA Research as the base. On a monthly basis, backtesting is carried out on the risk measurement model used.

•	Liquidity risk.

Liquidity and funding risk management aims to ensure in the short term that a bank does not have any difficulties in duly meeting its payment commitments, and that it does not have to resort to funding under difficult conditions which may harm the bank’s image or reputation. In the medium term the aim is to ensure that the Group’s financing structure is ideal and that it is moving in the right direction with respect to the economic situation, the markets and regulatory changes. The management of structural funding and short-term liquidity in BBVA Group is decentralized to prevent possible contagion from a crisis affecting only one or a few geographical areas.

The aim of liquidity risk management, tracking and control is to ensure, in the short term, that the payment commitments of the BBVA Group entities can be duly met without having to resort to borrowing funds under burdensome terms, or damaging the image and reputation of the entities. In the medium term the aim is to ensure that the Group’s financing structure is ideal and that it is moving in the right direction with respect to the economic situation, the markets and regulatory changes.

Management of structural funding and liquidity within the BBVA Group is based on the principle of financial autonomy of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability during periods of high risk. This decentralized management prevents possible contagion from a crisis affecting only one or a few BBVA Group entities, which must act independently to meet their liquidity requirements in the markets where they operate. As regards liquidity and funding management, the BBVA Group is organized around eleven Liquidity Management Units (UGL) made up of the parent company and the banking subsidiaries in each geographical area, plus their dependent branches, even when these branches raise funding in different currencies.

One of the objectives of the BBVA Group’s principle of financial independence of liquidity management in the subsidiaries is to ensure that price formation reflects the cost of liquidity correctly. For this reason, each entity maintains explicit assets available for managing liquidity at the individual level: Banco Bilbao Vizcaya Argentaria S.A. and its subsidiaries, including BBVA Compass, BBVA Bancomer and the Latin American subsidiaries. The only exception to this principle is Banco Bilbao Vizcaya Argentaria (Portugal), S.A., which is financed by Banco Bilbao Vizcaya Argentaria, S.A. Banco Bilbao Vizcaya Argentaria (Portugal), S.A. represented 0.91% of total consolidated assets and 0.56% of total consolidated liabilities as of December 31, 2013.

The BBVA Group’s policy for managing liquidity and funding risk is also the basis of the model’s robustness in terms of planning and integration of risk management into the budgeting process of each UGL, according to the appetite for funding risk it decides to assume in its business. In order to implement this principle of anticipation, limits are set on an annual basis for the main management metrics that form part of the budgeting process for the liquidity balance. This framework of limits contributes to the planning of the joint evolutionary performance of:

•	The loan-book, considering the types of assets and their degree of liquidity, a well as their validity as collateral in collateralized funding.

•	Stable customer funds, based on the application of a methodology for establishing which segments and customer balances are considered to be stable or volatile funds based on the principle of sustainability and recurrence of these funds.

•	The credit gap projection, in order to require a degree of self-funding that is defined in terms of the difference between the loan-book and stable customer funds.

•	Incorporating the planning of securities portfolios into the banking book, which include both fixed-interest and equity securities, and are classified as available-for-sale or held-to-maturity portfolios, and additionally on trading portfolios.

•	The structural gap projection, as a result of assessing the funding needs generated both from the credit gap and by the securities portfolio in the banking book, together with the rest of on-balance-sheet wholesale funding needs, excluding trading portfolios. This gap therefore needs to be funded with customer funds that are not considered stable or on wholesale markets.

As a result of these funding needs, the BBVA Group plans in each UGL the target wholesale funding structure according to the tolerance set. Thus, once the structural gap has been identified and after resorting to wholesale markets, the amount and composition of wholesale structural funding is established in subsequent years, in order to maintain a diversified funding mix and guarantee that there is not a high reliance on short-term funding (short-term wholesale funding plus volatile customer funds).

In practice, the execution of the principles of planning and self-funding at the different UGLs results in the Group’s main source of funding being customer deposits, which consist mainly of demand deposits, savings deposits and time deposits. As sources of funding, customer deposits are complemented by access to the interbank market and the domestic and international capital markets in order to address additional liquidity requirements, implementing domestic and international programs for the issuance of commercial paper and medium and long-term debt.

(See Chapter 9 “Liquidity and funding risk”).

1.4.5.	Internal control system

The Group’s internal control system is based on the best practices developed in “Enterprise Risk Management – Integrated Framework” by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as well as in “Framework for Internal Control Systems in Banking Organizations” by the Bank for International Settlements (BIS).

The Group’s internal control system extends to all the organization and has been designed to identify and manage the risks facing the Group’s entities so that the corporate objectives established are achieved.

The control model has a system with three lines of defense:

•	The first line is made up of the Group’s business units, which are responsible for control within their area and for executing any measures established by higher management levels.

•	The second line consists of the specialized control units (Legal Compliance, Global Accounting & Informational Management/Internal Financial Control, Internal Risk Control, IT Risk, Fraud & Security, Operations Control and the Production Divisions of the support units, such as Human Resources, Legal Services, etc.). This line supervises the control of the various units within their cross-cutting field of expertise, defines the necessary improvement and mitigating measures, and promotes their proper implementation. The Corporate Operational Risk Management unit also forms part of this line, providing a methodology and common tools for management.

•	The third line is the Internal Audit unit, which conducts an independent review of the model, verifying the effectiveness and compliance with corporate policies and providing independent information on the control model.

Among the principles underpinning the Internal Control system are the following:

•	Its core element is the “process.”

•	The form in which the risks are identified, valued and mitigated must be unique for each process; and the systems, tools and information flows that support the internal control and operational risk activities must be unique, or at least be administered fully by a single unit.

•	The responsibility for internal control lies with the Group’s business units, and at a lower level, with each of the entities that make them up. Each business unit’s Operational Risk Management unit is responsible for implementing the system of control within its scope of responsibility and managing the existing risk by proposing any improvements to processes it considers appropriate.

•	Given that some business units have a global scope of responsibility, there are cross-cutting control functions which supplement the control mechanisms mentioned above. The Operational Risk Management Committee in each business unit is responsible for approving suitable mitigation plans for each existing risk or shortfall. This committee hierarchy culminates at the Group’s Global Corporate Assurance Committee.

Within the GRM area, the Group has set up an Internal Risk Control and Internal Validation unit independent of the units that develop the models, manage the processes and execute the controls, which has been allocated expert resources for managing the different types of risks. Its objectives are:

•	To ensure that a policy, a process and measures defined for each risk relevant to the Group are in place.

•	To guarantee that they are applied and executed as they were defined.

•	To control and report any deficiencies identified in order to establish objectives for improvement.

•	Internal validation of the models, independent of their development.

Both units report on their activities and communicate their work plans to the Board’s Risk Committee.

This Internal Risk Control area is integrated into the second line of defense. Its scope of action is global from the point of view of geographical area and type of risk, extending to all the types managed by the Corporate Risk Area. The unit has a structure of teams at both corporate level and in the most relevant geographical areas in which the Group operates. As in the case of the Corporate Area, local units are independent of the business areas that execute the processes, and of the units that execute the controls, and report functionally to the Internal Risk Control unit. This Unit’s lines of action are established at Group level, and it is responsible for their adaptation and execution locally, as well as for reporting the most relevant aspects.

Internal Corporate Validation is in charge of ensuring that the internal risk models of the BBVA Group are adequate for their use in management. There are local Internal Validation areas in different geographical areas which are in charge of giving an opinion on the internal models within their scope of responsibility. In Spain, the Internal Corporate Validation unit also acts as a local unit in the business units of Spain and Portugal and in CIB.

Validations include methodological aspects of the model, the databases used, the model’s integration into management, the technological environment in which it is implemented and the adequacy of the controls established.

The validated internal models include those which are used, or are expected to be used in the short term, for estimating regulatory capital consumption. They include the credit, market, operational, equity portfolio and longevity risk models. This scope of validation is extended after conducting a Risk Assessment on the models used throughout the Group according to its greater coverage in terms of exposure, expected loss and consumed capital. This scope includes the structural risk models in different geographical areas, validation of the credit models in South American countries, the treasury credit risk in BBVA S.A., as well as other relevant tools used in the configuration of the Group’s economic capital (portfolio model, risk aggregation, etc.).

1.4.6.	Risk protection and reduction policies. Supervision strategies and processes

In most cases, maximum exposure to credit risk is reduced by collateral, credit enhancements and other actions which mitigate the Group’s exposure. The Group applies a credit risk protection and mitigation policy deriving from its business model focused on relationship banking. On this basis, the provision of guarantees may be a necessary instrument but one that is not sufficient when taking risks; this is because for the Group to assume risks, it needs to verify the payment or resource generation capacity to comply with repayment of the risk incurred under the agreed conditions.

This is carried out through a prudent risk management policy which involves analyzing the financial risk in a transaction, based on the repayment or resource generation capacity of the credit receiver, the provision of guarantees -in any of the generally accepted ways (monetary, collateral or personal guarantees and hedging)- appropriate to the risk borne, and lastly on the valuation of the recovery risk (the asset’s liquidity) of the guarantees received.

The procedures for the management and valuation of collateral are set out in the Internal Manuals on Credit Risk Management Policies and Procedures (retail and wholesale), which establish the basic principles for credit risk management, including the management of collateral assigned in transactions with customers.

The methods used to value the collateral are in line with the best market practices and imply the use of appraisal of real-estate collateral, the market price in market securities, the trading price of shares in mutual funds, etc. All collateral assigned must be properly drawn up and entered in the corresponding register. They must also have the approval of the Group’s legal units.

The following is a description of the main types of collateral for each financial instrument class:

•	Trading book: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument.

•	Trading and hedging derivatives: In derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

The BBVA Group has a broad range of derivatives. The Group uses credit derivatives to mitigate credit risk in its loan book and other cash positions and to cover risks assumed in market transactions with other clients and counterparties.

Derivatives may follow different payment and netting agreements, under the rules of the International Swaps and Derivatives Association (ISDA4). The most common types of triggers to netting include the bankruptcy of the credit institution in question, swiftly accumulating indebtedness, default, restructuring or the winding up of the entity. Practically all the credit derivative portfolio is registered and matched against counterparties, as over 99% of credit derivative transactions are confirmed at the Depositary Trust & Cleaning Corporation (DTCC).

•	Other financial assets and liabilities designated at fair value through profit or loss and Available-for-sale financial assets: Guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

[4]	http://www.isda.org/

•	Loans and receivables:

1.	Loans and advances to credit institutions: These usually only have the counterparty’s personal guarantee.

2.	Loans and advances to customers: Most of these operations are backed by personal guarantees extended by the counterparty. There may also be collateral to secure loans and advances to customers (such as mortgages, cash guarantees, pledged securities and other collateral), or to obtain other credit enhancements (bonds, hedging, etc.).

3.	Debt securities: Guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Financial guarantees, other contingent risks and drawable by third parties: These have the counterparty’s personal guarantee.

2. Information on total eligible capital

  1. Characteristics of the eligible capital resources

  2. Amount of eligible capital resources

2.1.	Characteristics of the eligible capital resources

For the purposes of calculating its minimum capital requirements, the Group follows Rule Eight of the Solvency Circular, for defining the elements comprising its Basic Capital, Additional Capital and, if applicable, auxiliary capital, considering their corresponding deductions as defined in Rule Nine. The spread of the various component elements of capital and the deductions between basic capital, additional capital and auxiliary capital, together with compliance with the limits stipulated both on some of the elements (preferred securities, subordinated, etc.) and also on the different kinds of funds, are all in keeping with the provisions in Rule Eleven.

In line with what is stipulated in the Solvency Circular, basic capital essentially comprises:

•	Common equity: This is the Bank’s share capital.

•	Share premium.

•	Retained profits and undisclosed reserves: These are understood to be those produced and charged to profits when their balance is in credit and those amounts which, without being included on the income statement, must be booked in the “other reserves” account, in keeping with the provisions contained in the Accounting Circular. In application of Rules Eighteen and Fifty-one of the aforementioned Accounting Circular, exchange rate differences will also be classified as reserves. Likewise, valuation adjustments in the coverage of net investments in businesses abroad and the balance of the equity account which contains remuneration accrued on capital instruments will also be included in reserves.

•	Minority interests: The holdings representing minority interests, and corresponding to those ordinary shares in the companies belonging to the consolidated group that are fully paid up, excluding the part which is included in revaluation reserves and in valuation adjustments. Earnings net of dividends attributable to these shareholders are also included hereunder. In any event, the fraction over and above 10% of the Group’s total basic capital would not be considered eligible basic capital.

•	Net income for the year, referring to the perimeter of credit institutions and deducting the foreseeable amount corresponding to dividend payments.

•	Preference shares mentioned in Article 7.1 of Spanish Law 13/1985 and issued pursuant to its Additional Second Provision, independently of whether or not they are recorded as a financial liability, and mandatory convertible debt instruments, including those issued under the Temporary Third Provision of Royal Decree-Law 2/2011, of February 18, provided they comply with the requirements of the aforementioned Additional Second Provision for eligibility of preference shares and provisions 6 and 8 of Circular 4/2011 of November 30.

Capital is, moreover, adjusted mainly through the following deductions:

•	Intangible assets and goodwill.

•	Shares or other securities booked as own funds that are held by any of the Group’s consolidated institutions, together with those held by non-consolidated institutions belonging to the economic group, although in this case up to the limit stipulated in Solvency Circular, Rule Nine, section 1, letter c).

•	Finance for third parties with the aim of acquiring shares or other securities eligible as bank capital of the financer or of other institutions in its consolidable group.

•	The outstanding debit balance of each of the total equity accounts that reflect valuation adjustments in available-for-sale financial assets and exchange-rate variations.

•	The valuation adjustments corresponding to defined-benefit plans.

•	There are other deductions which are split equally; 50% to basic capital and 50% to additional capital:

a.	Holdings in financial institutions that may be consolidated by virtue of their activity, but which are not part of the Group, when the holding exceeds 10% of the subsidiary’s capital.

b.	The bank capital requirements for insurance companies when the direct or indirect holding amounts to 20% or more of the capital of these companies.

c.	Shortfall of provisions, if any, for the expected loss in positions calculated according to the model based on internal ratings, as well as the amount of securitizations that receive a risk weighting of 1.250%, as indicated by Rule Nine of the Circular.

Total eligible capital also includes additional capital, which is largely made up of the following elements:

•	Subordinated debt received by the Group, understood as that which, for credit seniority purposes, comes behind all the common creditors. The issues, moreover, have to fulfill a number of conditions which are laid out in Rule Eight of the Solvency Circular. In keeping with Rule Eleven of the aforementioned Circular, this item should not account for more than 50% of basic capital.

•	Preference securities issued by subsidiary companies which exceed the limits stipulated in Rule Eleven for the purpose of their inclusion as basic capital, provided they fulfill the requirements listed in Rule Eight, section 5.

•	The Solvency Circular has opted for including as eligible 45% the gross amounts of net capital gains on capital instruments that are booked as valuation adjustments on financial assets available for sale, instead of the option of including them net of tax. When these valuation adjustments give rise to capital losses, these are deducted from basic capital.

•	The surplus resulting between the allowances for losses on risks related to exposures calculated as per the IRB method on the losses they are expected to incur, for the part that is below 0.6% of the risk-weighted exposures calculated according to this method.

It will also include the book balances of generic allowances referring to securitized exposures which have been excluded from the risk-weighted exposures calculation under the IRB method, for the part not exceeding 0.6% of the risk-weighted exposures that would have corresponded to these securitized exposures, had they not been excluded. There is no treatment defined for the surplus of allowances over expected loss in portfolios assessed under the IRB approach above the 0.6% limit.

Furthermore, the book balance for generic allowances for losses reached in keeping with the Accounting Circular and which corresponds to those portfolios which are applied the standardized approach, for an amount up to 1.25% of the weighted risks that have been the basis for the coverage calculation, will also be considered eligible additional capital. Generic allowances for losses for those securitized assets that have been excluded from the risk-weighted exposures under the standardized approach are also eligible up to a limit of 1.25% of the weighted risks that would have corresponded to them, had they not been excluded. The surplus over the 1.25% limit is deducted from exposure.

•	50% of the deductions mentioned above when we discussed basic capital are assigned to additional capital.

The table below shows the Group’s issues of preference shares and subordinate debt:

Table 4. Issues of preference shares outstanding as of 31/Dec/2013

(millions of euros)			12/31/2013
Issuer company and issue date	Currency	Issue date	Balance
BBVA S.A.	EUR	Dec-07	14
	USD	May-13	1,088

			1,102

BBVA International Ltd.	EUR	Dec-02	7

			7

BBVA Capital Finance SAU		Dec-03	3
	EUR	Jul-04	5
		Dec-04	13
		Dec-08	5

			26

BBVA International Preferred SAU	EUR	Sep-05	86
		Sep-06	165
	USD	Apr-07	435
	GBP	Jul-07	37
	EUR	Oct-09	645
	GBP	Oct-09	301

			1,669

Phoenix Loan Holdings REIT Pfd (Class B)	USD	Nov-00	15

			15

Caixa Terrassa	EUR	Jun-01	0
		Aug-05	34

			35

Caixa Sabadell	EUR	Dec-04	1
		Jul-06	51

			52

Total			2,905

Table 5. Issues of subordinated debt outstanding as of 31/Dec/2013

(millions of euros)					12/31/2013
Issuer company and issue date	Currency	Issue date	Maturity date	Eligible according to Bank of Spain	Balance
Issues in euros
BBVA S.A.	EUR	Jul-96	12/22/2016	YES	11
		Oct-04	10/20/2019	YES	630
		Feb-07	2/16/2022	YES	294
		Mar-08	3/3/2033	YES	125
		Jul-08	7/4/2023	YES	100
		Several issues	Several	YES	224
		Several issues	Several	NO	0

					1,383

BBVA Global Finance Ltd.	EUR	Oct-95	10/16/2015	YES	12
		Oct-01	10/10/2016	YES	4
		Oct-01	10/15/2016	YES	18
		Nov-01	11/2/2016	YES	21
		Dec-01	12/20/2016	YES	22

					78

BBVA Subordinated Capital Finance SAU	EUR	Oct-05	10/13/2020	YES	16
		Oct-05	10/20/2017	YES	99
		Apr-07	4/4/2022	YES	68
		May-08	5/19/2023	YES	50
		Jul-08	7/22/2018	YES	16

					249

Total issues in euros					1,710

Issues in foreign currency
BBVA Global Finance Ltd.	USD	Dec-95	12/1/2025	YES	141

					141

BBVA Subordinated Capital Finance SAU	GBP	Mar-07	3/11/2018	YES	15

					15

BBVA Bancomer	MXN	May-07	5/17/2022	NO	362
		Apr-10	4/22/2020	NO	724
		Mar-11	3/10/2021	NO	905
		Sep-12	9/30/2022	NO	1,086
		Sep-06	9/18/2014	NO	0
		Dec-08	11/26/2020	NO	158
		Jun-09	6/7/2019	NO	151

					3,386

Texas Regional Statutory Trust I	USD	Feb-04	3/17/2034	NO	36

					36

State National Capital Trust I	USD	Jul-03	9/30/2033	NO	11

					11

State National Statutory Trust II	USD	Mar-04	3/17/2034	NO	7

					7

BBVA Compass	USD	Mar-05	4/1/2020	NO	165
		Mar-06	4/1/2026	NO	52
		Sep-07	10/1/2017	NO	152

					369

BBVA Colombia	COP	Sep-11	9/19/2021	NO	40
		Sep-11	9/19/2026	NO	57
		Sep-11	9/19/2018	NO	29
		Feb-13	2/19/2023	NO	75
		Feb-13	2/19/2028	NO	62

					263

Banco Continental	USD	Dec-06	2/15/2017	NO	13
		Sep-07	9/24/2017	NO	9
		Feb-08	2/28/2028	NO	15
		Jun-08	6/15/2018	NO	17
		Nov-08	2/15/2019	NO	15

	PEN	May-07	5/7/2022	NO	10
		Jun-07	6/18/2032	NO	14
		Nov-07	11/19/2032	NO	13
		Jul-08	7/8/2023	NO	12
		Sep-08	9/9/2023	NO	13
		Dec-08	12/15/2033	NO	8

	USD	Dec-06	2/15/2017	NO	15
		Jun-08	10/8/2028	NO	22
		Nov-08	10/7/2040	NO	145

					320

Total issues in foreign currency					4,549

Total issues (in euros and foreign currency)					6,259

Total balance eligible according to Bank of Spain					1,866

2.2.	Amount of eligible capital resources

The accompanying table shows the amount of eligible capital resources, net of deductions, of the different elements comprising the capital base:

Table 6. Amount of eligible capital resources

(millions of euros)
Capital Base	2013	2012
Capital and Reserves	40,826	41,862
Minority interests	2,069	2,025
Convertible	0	1,238
Deductions	-9,321	-13,539
Goodwill	-6,143	-8,444
Other intangible assets	-1,890	-1,971
Treasury stock	-66	-110
Minus equity AFS	0	-125
Financial deduction > 10%	-353	-2,203
Insurance deduction > 20%	-370	-377
Other deductions	-498	-309
Preferred securities and COCOs	2,905	1,836
Earnings	2,197	1,658
Dividend	-733	-1,323

TIER I	37,944	33,758

Subordinated	1,866	1,852
Eligible generic	2,589	2,609
Equity AFS capital gains	60	0
Financial deduction > 10%	-353	-2,203
Insurance deduction > 20%	-370	-377
Other deductions	-63	-56

TIER II	3,729	1,825

Capital Base	41,672	35,583

RWAs	323,774	329,416

TIER I	11.72%	10.25%

TIER II	1.15%	0.55%

BIS RATIO	12.87%	10.80%

The main variations in the year include:

•	Reserves: the reduction in reserves is due basically to the depreciation of the exchange rate of the currencies of the Group entities against the parent company’s currency.

•	Deductions: the financial deductions (50% Tier 1 and Tier 2) have been reduced mainly as a result of the sale of 5.1% of China Citic, which has brought the holding down to 9.9% (below 10%), and is not deducted from capital. The sale of Citic has also had a significant impact on goodwill (around €1.4 billion).

Subsequent pages of this report refer to the issuance of CoCos, as shown in the above table.

The process followed is shown below, according to the recommendations issued by the EBA and in line with the exercise of transparency conducted by the Bank. Based on the shareholders’ equity reported in the Group’s Annual Consolidated Financial Statements and by applying the deductions and adjustments shown in the table below, the regulatory capital figure for solvency purposes is arrived at:

Table 7. Reconciliation of shareholders’ equity with regulatory capital

12/31/2013
(millions of euros) Eligible capital resources	Reconciliation of shareholders’ equity with regulatory capital
Capital	2,835
Share premium	22,111
Reserves	19,967
Own shares in portfolio	-66
Attributed net income	2,228
Attributed dividend	-765

Total shareholders’ funds (public balance sheet)	46,310

Valuation adjustments	-3,831
Minority interests	2,371

Total equity (public balance sheet)	44,850

Shares and other eligible preferred securities	2,905

Goodwill and other intangible assets	-7,834
Fin. treasury stock	-171

Deductions	-8,005

Valuation adjustments not eligible as basic capital	-854
Capital gains from the AFS fixed-income portfolio	-780
Capital gains from the AFS equity portfolio	-72
Exchange-rate variations non-current assets held for sale	-3

Valuation adjustments not eligible as basic capital (minority interests)	-233
Minority interests valuation adjustments	-115
Difference between accounting vs estimated interim dividend	-118

Equity not eligible at solvency level	-1,087

Other adjustments	67

Tier 1 (before deductions)	38,730

(-) Deductions 50% Tier 1	-786

Tier 1	37,944

Other requirements on minimum capital levels

Apart from the requirements mentioned above, in 2011 the European Banking Authority (EBA) issued a recommendation to aim for a new minimum capital level of 9% by June 30, 2012, in the ratio called the Core Tier I (“CET1”). This minimum ratio also has to have a sufficient excess to absorb the “sovereign buffer”, calculated according to sovereign exposure. As of June 30, 2012, the EBA Core Tier I of the BBVA Group stood at 9.9% (before the sovereign buffer), thus complying with the minimum level required.

In addition, on July 22, 2013, the EBA published a recommendation for supervisors in order to guarantee that the banks that had been subject to the capitalization exercise in September 2011 should maintain, in nominal terms, the required capital levels and comply with the criteria required in June 2012. For the BBVA Group, this limit was set at €32,152 million and, as of December 31, 2013, EBA core capital amounted to €35,038 million, €2,886 million above the required limit.

3. Information on capital requirements

  1. A breakdown of minimum Capital requirements by risk type

  2. Procedure used in the internal capital adequacy assessment process

3.1.	A breakdown of minimum capital requirements by risk type

The accompanying table shows total capital requirements itemized by credit risk, trading-book risk, exchange-rate risk, operational risk and other requirements as of December 31, 2013 and 2012.

The total amount for credit risk includes the positions in securitizations (standardized and advanced approach) and equity portfolio.

Capital requirements by risk type

Chart 3. Capital requirements by risk type

Table 8. Capital requirements by risk type

(millions of euros) Exposure categories and risk types	Capital Amount
	2013	2012
Central governments and central banks	1,489	1,229
Regional governments and local authorities	164	149
Public-sector institutions and other public entities	112	86
Multilateral development banks	1	2
Institutions	342	357
SMEs	5,197	5,190
Retail	2,586	2,420
Collateralized with real-estate property	1,549	1,663
Default status	728	694
High risk	93	155
Guaranteed bonds	15	8
Short-term to Institutions and Corporates	18	12
Collective Investment Institutions (IIC)	21	4
Other exposures	981	1,039
Securitized positions	138	239

Total credit risk by the standardized approach	13,433	13,246

Central governments and central banks	17	17
Institutions	992	1,139
SMEs	4,488	5,135
Retail	1,879	2,060
Of which: Secured by real estate collateral	1,018	1,190
Of which: Qualifying revolving retail	612	598
Of which: Other retail assets	249	272

Equity	1,079	795

By method:
Of which: Simple Method	151	176
Of which: PD/LGD Method	821	497
Of which: Internal Models	107	122

By nature:
Of which: Exchange-traded equity instruments	670	517
Of which: Non-trading equity instruments in sufficiently diversified portfolios	408	278

Securitized positions	95	122

Total credit risk by the advanced measurement approach	8,550	9,268

TOTAL CREDIT RISK	21,983	22,514

Standardized:	224	154
Of which: Price Risk from fixed-income positions	190	119
Of which: Correlation price risk	12	12
Of which: Price Risk from equity portfolios	22	23
Advanced: Market Risk	616	693

TOTAL TRADING-BOOK ACTIVITY RISK	840	847

EXCHANGE RATE RISK (STANDARDIZED APPROACH)	780	540

OPERATIONAL RISK (1)	2,421	2,405

OTHER CAPITAL REQUIREMENTS	-122	47

CAPITAL REQUIREMENTS	25,902	26,353

Notes

(1)	See Chapter 6 of the report

The amounts shown in the table above on credit risk include the counterparty risk in trading-book activity as shown below:

Table 9. Amounts of counterparty risk in the trading book

(millions of euros) Counterparty Risk Trading Book Activities	Capital amount
	2013	2012
Standardized Approach	162	205
Advanced Measurement Approach	455	481

Total	617	686

The management of new netting and collateral agreements have reduced the capital requirements for counterparty risk.

The Group currently has no capital requirements for trading-book activity liquidation risk.

3.2.	Procedure used in the internal capital adequacy assessment process

To comply with the requirement of Pillar II of the Basel Accord, BBVA carries out the internal capital adequacy assessment process in accordance with Bank of Spain guidelines. The Group’s budgeting process is where it makes the calculations both for economic capital at risk allocated by the different business areas and for the regulatory capital base. Economic capital is calculated by internal models that collect the historical data existing in the Group and calculate the capital necessary for pursuit of the activity adjusted for risks inherent to it. These calculations include additional risks to those contemplated in regulatory Pillar I.

The following points are assessed within the internal capital adequacy assessment process:

•	The Group’s risk profile: Measurement of the risks (credit, operational, market, liquidity and other asset and liability risks) and quantification of the capital necessary to cover them. The analysis and valuation of the Bank’s risk profile is supported by a description of the current situation and projections by type of risk described. The valuation is supported by both quantitative data and qualitative factors.

•	Systems of risk governance, management and control: Review of the corporate risk management culture and Internal Audit. The BBVA Group has developed a system of corporate governance that is in line with the best international practices and adapted it to the requirements of the regulators in the country in which its different units operate.

•	Capital resources target: Capital distribution between the Group’s companies and the targets set for it. The capital management policies designed to comply with these objectives include: regular estimates of capital needs; continuous management of the capital structure; and concentration of the capital surpluses in the Group’s parent.

•	Capital planning: A projection is made of the Group’s capital base and that of the parent company and its main subsidiaries for the next three years and capital sufficiency is analyzed in accordance with the regulatory requirements and objectives set by the Bank at the end of the period. Furthermore, a stress test is performed using a scenario in which macroeconomic values are estimated for an environment of greater economic downturn than the one budgeted, as determined by BBVA Research, and the consequences of this on the Group’s activity (increased NPA, lower activity levels, higher volatility in the financial markets, falls in the stock market, operating losses, liquidity crises, etc.) and its impact on the capital base (income, reserves, capacity to issue equity instruments, allowances, risk-weighted assets, etc.). Estimations are also made on the possible cyclical nature of the models used. The stress scenarios cover recession situations in sufficiently long periods (20-30 years). Finally, backtesting is carried out on the data presented for the previous year.

•	Future action program: If the conclusions of the report so require, corrective actions are programmed that enable the Bank’s equity situation to be optimized in view of the risks analyzed. The main programs for future action are focused on models of: credit risk, operational risk, market risk, real-estate risk and integration in management.

This process concludes with a document which is sent annually to the Bank of Spain, in accordance with the PAC (Internal Capital Adequacy Assessment) guide issued by the regulator, for supervision of the targets and the action plan presented, enabling a dialog to be set up between the Supervisor and the Group concerning capital and solvency.

4. Credit risk

  1. Accounting definitions

•	Definitions of non-performing assets and impaired positions

•	Methods for determining value adjustments for impairment of assets and provisions

•	Criteria for removing or maintaining assets subject to securitization on the balance sheet

•	Criteria for the recognition of earnings in the event of the removal of assets from the balance sheet

•	Key hypothesis for valuing risks and benefits retained on securitized assets

  2. Information on credit risks

•	Exposure to credit risk

•	Average value of the exposures throughout 2013 and 2012

•	Distribution by geographical area

•	Distribution by sector

•	Distribution by residual maturity

•	Value adjustments for impairment losses and allowances for contingent risks and commitments

•	Total impairment losses for the period

  3. Information on counterparty risk

•	Policy on managing counterparty risk

•	Amounts of counterparty risk

  4. Information on the standardized approach

•	Information from external rating agencies

•	Assignment of the credit ratings of public share issues

•	Exposure values before and after the application of credit risk mitigation techniques

  5. Information on the IRB method

•	General information

•	Exposure values by category and obligor grade

•	Comparative analysis of the estimates made

•	Weightings of specialized lending exposures

•	Risk weightings of equity exposures

  6. Information on securitizations

•	General characteristics of securitizations

•	Risk transfer in securitization activities

•	Investment or retained securitizations

•	Originated securitizations

  7. Information on credit risk mitigation techniques

•	Hedging based on netting operations on and off the balance sheet

•	Hedging based on collaterals

•	Hedging based on personal guarantees

•	Risk concentration

4.1.	Accounting definitions

4.1.1.	Definitions of non-performing assets and impaired positions

The classification of financial assets impaired for reasons of customer default is done in an objective way and on an individual basis according to the following criterion:

•	The total amount of debt instruments, irrespective of the holder and the guarantee involved, with an amount past due for more than ninety days for principal, interest or contractually agreed expenses, unless they should be classified directly as write-offs.

•	Contingent liabilities in which the guaranteed party has incurred default. Debt instruments classified as impaired through the accumulation of balances in default for an amount exceeding 25% of the overall amounts pending collection.

Classification of financial assets impaired for reasons other than customer default is done individually for all risks whose individual amount is significant and for which there is a reasonable doubt about their total reimbursement under the terms and conditions agreed by contract, since they show objective evidence of impairment that negatively affects the cash flows expected from a financial instrument. Objective evidence of impairment of a financial asset or group of financial assets includes observable data about the following aspects:

•	Significant financial difficulties on the part of the obligor.

•	Continued delays in payment of interest or principal.

•	Refinancing for the counterparty’s lending conditions.

•	Bankruptcy and other types of reorganization/winding-up is likely.

•	Disappearance of a financial asset from an active market due to financial difficulties.

•	Observable data that suggest a reduction in future flows since the initial recognition, such as:

a.	Adverse changes in the counterparty’s payment status (delays in payments, drawdowns on credit cards up to the limit, etc.).

b.	Domestic or local economic conditions correlated with default (unemployment, fall in property prices, etc.).

Write-off risks are those debt instruments whose recovery is deemed remote and should be classified as final write-offs.

4.1.2.	Methods for determining value adjustments for impairment of assets and provisions

Methods used for determining value adjustments for impairment of assets

The impairment on financial assets is calculated by type of instrument and other circumstances that may affect it, taking into account the guarantees received by the holders of the instruments to assure (fully or partially) the performance of the transactions. The BBVA Group recognizes impairment charges directly against the impaired asset when the likelihood of recovery is deemed remote, and uses an offsetting or allowance account when it records provisions made to cover estimated losses on their full value.

The amount of the deterioration of debt instruments valued at their amortized cost is calculated by whether the impairment losses are determined individually or collectively.

Impairment losses determined individually

The amount of impairment losses recorded by these instruments coincides with the positive difference between their respective book values and the present values of future cash flows. These cash flows are discounted at the instrument’s original effective interest rate. If a financial instrument has a variable interest rate, the discount rate for measuring any impairment loss is the current effective rate determined under the contract.

As an exception to the rule described above, the market value of quoted debt instruments is deemed to be a fair estimate of the present value of their future cash flows. The estimation of future cash flows for debt instruments considers the following:

•	All sums expected to be recovered during the remaining life of the instrument including those that may arise from collateral and credit enhancements, if any (once deduction has been made of the costs required for their foreclosure and subsequent sale). Impairment losses include an estimate of the possibility of collecting of the accrued, past-due and uncollected interest.

•	The various types of risk to which each instrument is subject.

•	The circumstances under which the collections will foreseeably take place

With respect to impairment losses resulting from the materialization of insolvency risk of the obligors (credit risk), a debt instrument is impaired when:

•	There is evidence of a reduction in the obligor’s capacity to pay, whether manifestly by default or for other reasons; and/or

•	Country-risk materializes, understood as the common risk among debtors who are resident in a particular country as a result of factors other than normal commercial risk, such as sovereign risk, transfer risk or risks derived from international financial activity.

The BBVA Group has developed policies, methods and procedures to calculate the losses that it may incur as a result of its credit risks, whether attributable to the insolvency of counterparties or to country risk. These policies, methods and procedures are applied to the arrangement, study and documentation of debt instruments, risks and contingent commitments, as well as the detection of their deterioration and in the calculation of the amounts needed to cover their credit risk.

Impairment losses determined collectively

The collectively determined losses are deemed to be equivalent to the portion of losses incurred on the date that the accompanying consolidated financial statements are prepared that has yet to be allocated to specific transactions.

Through statistical procedures using its historical experience and other specific information, the Group calculates the losses that, having occurred on the date of preparation of the accompanying consolidated financial statements, will become clear individually after the date the information is presented.

Quantification of losses incurred takes into account three basic factors: exposure at default, probability of default and loss given default.

•	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

•	Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction. There are two additional parameters implicit in the calculation of PD:

a.	The point in time parameter converts the through-the-cycle probability of default (defined as the average probability of default in a complete economic cycle) into the probability of default at a given point in time.

b.	The loss identification period (LIP) parameter is the period between the time at which the event that generates a given loss occurs and the time when the loss becomes known at an individual level. The analysis of the LIPs is carried out on the basis of uniform risk portfolios.

In the specific case of non-performing assets, the PD assigned is 100%. An asset is considered to be “non-performing” when there are amounts past due by 90 days or more, and in those cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective non-performing assets).

•	Loss given default (LGD) is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty and the valuation of the guarantees or collateral associated with the operation.

To calculate the LGD at each date in the balance sheet, the cash flows from the sale of collateral are estimated by calculating its sale price (in the case of real-estate collateral, the reduction it may have suffered in value is taken into account) and its cost. In the event of default, the property right is acquired contractually at the end of the foreclosure process or when the assets of borrowers in difficulty are purchased, and this right is recognized in the financial statements. After the initial recognition, these assets classified as “Non-current assets held for sale” or “Inventory” (see Notes 2.2.4 and 2.2.6 to the Group’s Annual Consolidated Financial Statements) are valued by the fair value corrected for the estimated cost of their sale or their book value, whichever is lower.

As of December 31, 2013, the results of estimated losses incurred for credit risk yielded by the Group’s internal models do not differ materially from the provisions determined in accordance with Bank of Spain requirements.

Methods used for provisioning for contingent exposures and commitments

Non-performing contingent exposures and commitments, except for letters of credit and other guarantees, are to be provisioned for an amount equal to the estimation of the sums expected to be disbursed that are deemed to be non-recoverable, applying criteria of valuation prudence. When calculating the provisions, criteria similar to those established for non-performing assets for reasons other than customer default are applied.

In any event, letters of credit and other guarantees provided which are classified as non-performing will be covered by applying similar criteria to those set out in the preceding section on value adjustments for impairment of assets.

Likewise, the inherent loss associated with letters of credit and other guarantees provided that are in force and not impaired is covered by applying similar criteria to those set out in the preceding section on impairment losses determined collectively.

4.1.3.	Criteria for removing or maintaining assets subject to securitization on the balance sheet

The accounting procedure for the transfer of financial assets depends on the manner in which the risks and benefits associated with securitized assets are transferred to third parties.

Financial assets are only removed from the consolidated balance sheet when the cash flows they generate have dried up or when their implicit risks and benefits have been substantially transferred out to third parties.

Group is considered to substantially transfer the risks and benefits when these account for the majority of the overall risks and benefits of the securitized assets.

When the risks and benefits of transferred assets are substantially conveyed to third parties, the financial asset transferred is removed from the consolidated balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized.

In many situations, it is clear whether the entity has substantially transferred all the risks and benefits associated with the transfer of an asset or not. However, when it is not sufficiently clear if the transfer took place or not, the entity evaluates its exposure before and after the transfer by comparing the variation in the amounts and the calendar of the net cash flows of the transferred asset. Therefore, if the exposure to the variation in the current value of the net cash flows of the financial asset does not significantly change as a result of the transfer, it is understood that the entity has not substantially transferred all the risks and benefits associated with the ownership of the asset.

When the risks and/or benefits associated with the financial asset transferred are substantially retained, the asset transferred is not removed from the consolidated balance sheet and continues to be valued according to the same criteria applied prior to the transfer.

In the specific case of securitization funds to which Group institutions transfer their loan-books, existing contractual rights other than voting rights are to be considered with a view to analyzing their possible consolidation. It is also necessary to consider the design and purpose of each fund, as well as the following factors, among others:

•	Evidence of the practical ability to direct the relevant activities of the funds according to the specific needs of the business (including the decisions that may arise in particular circumstances only).

•	Possible existence of special relationships with the funds.

•	The Group’s implicit or explicit commitments to back the funds.

•	Whether the Group has the capacity to use its power over the funds to influence the amount of the returns to which it is exposed.

Thus, there are cases where the Group is highly exposed to the existing variable returns and retains decision-making powers over the institution, either directly or through an agent. In these cases, the securitization funds are consolidated with the Group.

4.1.4.	Criteria for the recognition of earnings in the event of the removal of assets from the balance sheet

In order for the Group to recognize the result generated on the sale of financial instruments, the sale has to involve the corresponding removal from the accounts, which requires the fulfillment of the requirements governing the substantial transfer of risks and benefits as described in the preceding point. The result will be reflected on the income statement, and calculated as the difference between the book value and the net value received, including any new additional assets obtained minus any liabilities assumed.

When the amount of the financial asset transferred matches the total amount of the original financial asset, the new financial assets, financial liabilities and liabilities for the provision of services, as appropriate, that are generated as a result of the transfer will be recorded according to their fair value.

4.1.5.	Key hypothesis for valuing risks and benefits retained on securitized assets

The Group considers that a substantial withholding is made of the risks and benefits of securitizations when the subordinated bonds of issues are kept and/or it grants subordinated finance to the securitization funds that mean substantially retaining the credit losses expected from the loans transferred.

The Group currently has traditional securitizations only, and no synthetic securitizations.

4.2.	Information on credit risks

4.2.1.	Exposure to credit risk

Pursuant to Rule Thirteen in the Solvency Circular concerning the capital requirements for credit risk, exposure is understood to be any asset item and all items included in the Group’s memorandum accounts involving credit risk and not deducted from the Group’s eligible capital. Accordingly, inclusion is made mainly of customer lending items, with their corresponding undrawn balances, letters of credit and guarantees, debt securities and capital instruments, cash and deposits in central banks and credit institutions, assets purchased or sold under a repurchase agreement (asset and liability repos), financial derivatives and fixed assets.

Below is a presentation of the balance of the original exposure and the allowances under the advanced measurement and standardized approaches as of December 31, 2013 and 2012. In accordance with section one of Rule Twenty-eight of the Solvency Circular, only the exposure net of allowances is presented for those exposures calculated under the standardized approach.

Table 10. Exposure to credit risk

								12/31/2013
(millions of euros)				Exposure after applying conversion factors
Category of exposure				On-balance-sheet exposure after mitigation techniques	Off-balance-sheet exposure after mitigation techniques	Fully Adjusted Value of the exposure	Average CCF	EAD
Central governments and central banks	93,548	-47	93,502	87,386	5,664	93,050	41%	89,724
Regional governments and local authorities	9,195	0	9,195	6,500	347	6,847	47%	6,663
Public-sector institutions and other public entities	4,486	0	4,486	3,511	1,318	4,829	36%	3,980
Multilateral development banks	50	0	50	50	0	50	0%	50
International organizations	8	0	8	8	0	8	1%	8
Institutions	20,702	-12	20,690	10,606	9,728	20,334	42%	14,713
SMEs	93,305	-806	92,499	55,710	31,152	86,862	36%	66,969
Retail	60,395	-67	60,328	41,141	16,205	57,346	14%	43,372
Collateralized with real-estate property	51,916	-115	51,801	49,670	795	50,465	48%	50,050
Default status	14,836	-4,163	10,674	8,657	71	8,728	25%	8,675
High risk	1,133	-16	1,118	877	53	930	1%	878
Guaranteed bonds	911	0	911	911	0	911	0%	911
Short-term to institutions and corporates	663	0	663	663	0	663	0%	663
Collective Investment Institutions	816	0	816	253	8	261	100%	261
Other exposures	22,210	-98	22,112	26,860	735	27,595	38%	27,139

TOTAL STANDARDIZED APPROACH	374,175	-5,323	368,852	292,804	66,075	358,879		314,055

Central governments and central banks	1,581	-2	—	2,707	808	3,515	50%	3,115
Institutions	89,458	-76	—	80,993	8,161	89,155	56%	85,558
SMEs	114,333	-6,717	—	63,196	49,507	112,703	53%	89,644
Retail	96,037	-1,566	—	84,850	11,186	96,036	26%	86,750
Of which: Secured by real estate collateral	72,829	-676	—	72,446	383	72,829	6%	72,470
Of which: Qualifying revolving retail	17,160	-532	—	6,544	10,616	17,160	26%	9,273
Of which: Other retail assets	6,048	-357	—	5,860	187	6,047	56%	5,006

TOTAL ADVANCED MEASUREMENT APPROACH	301,409	-8,362		231,746	69,662	301,407		265,066

TOTAL CREDIT RISK DILUTION AND DELIVERY	675,584	-13,685	368,852	524,550	135,737	660,287		579,122

Securitized positions	5,730	-66	4,783	5,692	0	5,692	0%	5,619

Standardized Approach	4,820	-37	4,783	4,783	—	4,783	0%	4,710
Advanced Measurement Approach	910	-28		910	—	910	0%	910

Equity	8,818	-128	—	8,443	—	8,443	0%	8,818
Simple Method	830	-63	—	830	—	830	0%	830
Non-trading equity instruments in sufficiently diversified portfolios	620	-59	—	620	—	620	0%	620
Exchange-traded equity instruments	209	-5	—	209	—	209	0%	209
PD/LGD Method	7,613	0	—	7,613	—	7,613	0%	7,613
Internal Models	375	-65	—	0	—	0	0%	375

TOTAL CREDIT RISK	690,132	-13,878	373,635	538,685	135,737	674,422		593,559

Notes

(1)	Gross exposure prior to the application of risk mitigation techniques.
(2)	It includes provisions for the Impairment of assets (financial and non-financial) and other valuation adjustments, with the exception of the generic provision included in the capital base as more Additional Capital, as per Rule Eight in the Solvency Circular.
(3)	Exposures are adjusted solely by provisions in the case of exposures by the standardized approach.

								12/31/2012
Million euros				Exposure after applying conversion factors
Category of exposure	Original exposure	Provision	Exposure net of provisions	On-balance-sheet exposure after mitigation techniques	Off-balance-sheet exposure after mitigation techniques	Fully Adjusted Value of the exposure	Average CCF	EAD
Central governments and central banks	108,378	-193	108,185	101,155	3,197	104,352	73%	100,299
Regional governments and local authorities	9,361	0	9,361	6,775	255	7,030	43%	6,884
Public-sector institutions and other public entities	3,096	-1	3,095	2,990	1,365	4,355	40%	3,539
Multilateral development banks	187	0	187	67	133	200	12%	83
International organizations	34	0	34	34	0	34	1%	34
Institutions	18,855	-12	18,843	12,799	5,937	18,736	16%	13,761
SMEs	98,219	-1,686	96,533	56,930	33,486	90,417	31%	67,341
Retail	55,783	-195	55,589	38,875	13,778	52,653	11%	40,345
Collateralized with real-estate property	54,193	-169	54,024	51,164	45	51,209	23%	51,174
Default status	11,489	-2,581	8,908	8,014	55	8,069	61%	8,048
High risk	1,596	-73	1,523	1,327	37	1,364	22%	1,335
Guaranteed bonds	503	0	503	503	0	503	0%	503
Short-term to institutions and corporates	656	0	656	645	0	645	0%	645
Collective Investment Institutions	53	0	53	24	28	52	100%	52
Other exposures	23,081	-7	23,074	27,350	489	27,838	31%	27,502

TOTAL STANDARDIZED APPROACH	493,860	-5,109	488,751	406,612	62,001	468,613	—	421,843

Central governments and central banks	1,092	-2	—	1,947	859	2,805	51%	2,382
Institutions	77,129	-53	—	71,686	5,882	77,568	60%	75,187
SMEs	133,851	-6,284	—	75,084	56,583	131,668	55%	106,014
Retail	94,022	-1,501	—	83,895	10,159	94,054	27%	86,653
Of which: Secured by real estate collateral	70,970	-445	—	70,590	380	70,970	10%	70,630
Of which: Qualifying revolving retail	16,415	-622	—	6,742	9,674	16,415	28%	9,427
Of which: Other retail assets	6,636	-434	—	6,563	105	6,668	32%	6,596

TOTAL ADVANCED MEASUREMENT APPROACH	306,095	-7,841	0	232,611	73,483	306,095	—	270,237

TOTAL CREDIT RISK DILUTION AND DELIVERY	799,955	-12,950	488,751	639,224	132,287	774,707	—	692,080

Securitized positions	9,409	-177		9,361	0	9,361	0%	9,277

Standardized Approach	6,685	-47	6,637	6,637	—	6,637	0%	6,553
Advanced Measurement Approach	2,724	-130	—	2,724	—	2,724	0%	2,724

Equity	6,234	-225	—	5,744	—	5,744	0%	6,234
Simple Method	947	-66	—	947	—	947	0%	947

Non-trading equity instruments in sufficiently diversified portfolios	694	-64	—	694	—	694	0%	694
Exchange-traded equity instruments	253	-2	—	253	—	253	0%	253

PD/LGD Method	4,798	0	—	4,798	—	4,798	0%	4,798
Internal Models	489	-159	—	0	—	0	0%	489

TOTAL CREDIT RISK	815,597	-13,352	495,389	654,329	132,287	789,813	—	707,591

Notes

(1)	Gross exposure prior to the application of risk mitigation techniques.
(2)	It includes provisions for the Impairment of assets (financial and non-financial) and other valuation adjustments, with the exception of the generic provision included in the capital base as more Additional Capital, as per Rule Eight in the Solvency Circular.

4.2.2.	Average value of the exposures throughout 2013 and 2012.

The table below shows the average value of exposure to credit risk in 2013 and 2012 for both the advanced measurement and standardized approaches for each one of the exposure categories:

Table 11. Average value of the exposures throughout 2012 and 2013

(millions of euros)
Category of exposure	Original average exposure for the period
	2013	2012
Central governments and central banks	97,465	107,063
Regional governments and local authorities	9,900	9,034
Public-sector institutions and other public entities	3,728	2,967
Multilateral development banks	79	82
International organizations	15	396
Institutions	22,879	19,396
SMEs	95,588	96,500
Retail	57,316	55,665
Collateralized with real-estate property	53,552	49,547
Default status	13,454	9,978
High risk	1,435	1,749
Guaranteed bonds	775	361
Short-term to institutions and corporates	734	757
Collective Investment Institutions	243	140
Other exposures	23,228	21,852

TOTAL STANDARDIZED APPROACH	380,388	375,485

Central governments and central banks	1,367	1,515
Institutions	83,660	91,627
SMEs	120,542	143,931
Retail	97,614	92,077
Of which: Secured by real estate collateral	73,971	70,933
Of which: Qualifying revolving retail	17,404	15,119
Of which: Other retail assets	6,240	6,024

TOTAL ADVANCED MEASUREMENT APPROACH	303,183	329,149

TOTAL CREDIT RISK DILUTION AND DELIVERY (5)	683,571	704,633

Securitized positions	6,630	9,073
Of which: Standardized approach	5,692	6,603
Of which: Advanced Measurement Approach	938	2,469
Equity	7,344	6,069
Of which: Simple Method	874	1,068
Equity instruments in sufficiently diversified portfolios	646	649
Exchange Traded equity instruments	228	419
Of which: PD/LGD Method	5,979	4,526
Of which: Internal Models	491	475

TOTAL CREDIT RISK	697,545	719,776

4.2.3.	Distribution by geographical area

The following chart shows the distribution by geographical area of the original exposure based on the obligor’s country. The breakdown includes exposure under the standardized and advanced measurement approaches, without including positions in securitizations or equity.

Table 12. Distribution by geographical area of exposure to credit risk

2013
(millions of euros)
Category of exposure	Total	Europe	Mexico	U.S.	South America	Rest of the World
Central governments and central banks	93,548	59,983	12,015	3,436	18,062	52
Regional governments and local authorities	9,195	1,657	6,142	1,113	190	93
Public-sector institutions and other public entities	4,486	1,792	0	323	2,371	0
Multilateral development banks	50	0	0	0	50	0
International organizations	8	8	0	0	0	0
Institutions	20,702	12,460	2,686	1,992	3,431	133
SMEs	93,305	11,920	19,465	41,147	20,198	575
Retail	60,395	20,602	7,524	7,130	25,129	9
Collateralized with real-estate property	51,916	16,986	10,531	12,714	11,677	9
Default status	14,836	12,090	1,408	420	915	2
High risk	1,133	810	79	86	111	47
Guaranteed bonds	911	0	911	0	0	0
Short-term to institutions and corporates	663	196	0	3	464	0
Collective Investment Institutions	816	804	0	6	5	0
Other exposures	22,210	7,645	7,230	1,778	5,557	0
Securitized positions	4,820	253	70	4,498	0	0

TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	378,995	147,206	68,062	74,646	88,160	921

Central governments and central banks	1,581	116	2	591	480	392
Institutions	89,458	84,704	431	2,126	196	2,003
SMEs	114,333	99,961	816	6,933	2,154	4,470
Retail	96,037	82,453	13,428	18	39	99
Securitized positions	910	898	0	0	0	12

TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	302,319	268,131	14,676	9,668	2,869	6,975

TOTAL CREDIT RISK DILUTION AND DELIVERY	681,314	415,337	82,739	84,313	91,029	7,896

Note: Positions in equity are not included.

The next table shows the distribution by geographical area of the book balances of the allowances for financial and non-financial asset losses and for contingent liabilities.

Table 13. Distribution by geographical area of the book balances of the non-performing and impaired exposures of financial assets and contingent liabilities

2013
(millions of euros)						12/31/2013
	Total	Europe	Mexico	U.S.	South America	Rest of the World
Non-performing and impaired exposures	25,977	23,648	1,297	342	680	11

Note: Accounting balances solvency perimeter excluding equity positions

The next table shows the distribution by geographical area of the book balances of the allowances for financial asset losses and for contingent liabilities.

Table 14. Distribution by geographical area of the book balances of the value adjustments for impairment of financial assets and contingent liabilities

2013
(millions of euros)						12/31/2013
	Total	Europe	Mexico	U.S.	South America	Rest of the World
Value adjustments and provisions	15,914	12,213	1,606	597	1,489	9

Note: Accounting balances solvency perimeter excluding equity positions

4.2.4.	Distribution by sector

Below is the distribution by economic sector (standardized and advanced measurement approaches) of the original exposure, excluding positions in equity.

Table 15. Distribution by sector of exposure to credit risk

2013
(millions of euros)
		Original exposure by sector
Category of exposure	Total	Credit institutions, insurance and brokerage	Public sector	Agriculture	Industry	Construction	Commercial	Individuals	Other sectors
Central governments and central banks	93,548		13.73%
Regional governments and local authorities	9,195		1.35%
Public-sector institutions and other public entities	4,486		0.66%
Multilateral development banks	50	0.00%	0.01%
International organizations	8		0.00%
Institutions	20,702	3.04%
SMEs	93,305	0.47%	0.03%	0.57%	1.81%	0.91%	6.38%		3.52%
Retail	60,395	0.07%		0.15%	0.37%	0.22%	1.17%	5.65%	1.24%
Collateralized with real-estate property	51,916	0.01%		0.03%	0.10%	0.11%	0.23%	5.05%	2.09%
Default status	14,836	0.07%	0.01%	0.03%	0.16%	0.18%	0.19%	0.80%	0.74%
High risk	1,133	0.00%	0.00%	0.00%	0.01%	0.01%	0.02%	0.03%	0.09%
Guaranteed bonds	911	0.13%
Short-term to institutions and corporates	663	0.03%		0.01%	0.00%	0.02%	0.01%		0.03%
Collective Investment Institutions	816	0.12%
Other exposures	22,210	0.22%	0.00%	0.00%	0.05%	0.02%	0.05%	0.22%	2.69%
Securitized positions	4,820	0.05%	0.55%				0.11%

TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	378,995	4.21%	16.34%	0.80%	2.51%	1.47%	8.15%	11.75%	10.40%

Central governments and central banks	1,581		0.23%
Institutions	89,458	8.95%	4.17%						0.02%
SMEs	114,333	1.58%	0.05%	0.08%	5.70%	1.70%	2.00%	0.01%	5.66%
Retail	96,037	0.01%		0.00%	0.02%	0.01%	0.02%	14.01%	0.03%
Securitized positions	910	0.13%

TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	302,319	10.67%	4.45%	0.09%	5.72%	1.70%	2.02%	14.02%	5.71%

TOTAL CREDIT RISK	681,314	14.88%	20.79%	0.88%	8.23%	3.17%	10.17%	25.77%	16.11%

Note: Positions in equity are not included.

The following table shows the distribution by counterparty of the book balances of the non-performing and impaired exposures of financial assets and contingent liabilities.

Table 16. Distribution by sector of the book balances of the non-performing and impaired exposures of financial assets and contingent liabilities

2013
(millions of euros)						12/31/2013
	Total	Credit institutions, insurance and brokerage	Public sector	SMEs	Retail	Other sectors
Non-performing and impaired exposures	25,977	0.91%	1.05%	59.69%	30.61%	7.73%

Note: Accounting balances solvency perimeter excluding equity positions

The next table shows the distribution by counterparty of the book balances of allowances for financial asset losses and for contingent exposures:

Table 17. Distribution by sector of the book balances of the value adjustments for impairment of financial assets and contingent liabilities

2013
(millions of euros)						12/31/2013
	Total	Credit institutions, insurance and brokerage	Public sector	SMEs	Retail	Other sectors
Value adjustments and provisions	15,914	1.99%	1.98%	60.55%	25.78%	9.71%

Note: Accounting balances solvency perimeter excluding equity positions

4.2.5.	Distribution by residual maturity

The following table shows the distribution of original exposure by residual maturity, broken down by category of exposure under the standardized and advanced measurement approaches, excluding positions in equity:

Table 18. Distribution by residual maturity of exposure to credit risk

2013
(millions of euros)
Category of exposure	Total	Original exposure by geographical area
		Less than 1 year	Between 1 and 5 years	Over 5 years
Central governments and central banks	93,548	51,537	27,839	14,172
Regional governments and local authorities	9,195	2,617	1,241	5,337
Public-sector institutions and other public entities	4,486	1,916	1,765	805
Multilateral development banks	50	50	0	0
International organizations	8	0	8	0
Institutions	20,702	12,030	5,481	3,191
SMEs	93,305	30,388	37,122	25,795
Retail	60,395	25,034	22,522	12,839
Collateralized with real-estate property	51,916	3,189	6,686	42,041
Default status	14,836	1,078	13,758	0
High risk	1,133	250	459	424
Guaranteed bonds	911	0	911	0
Short-term to institutions and corporates	663	535	50	78
Collective Investment Institutions	816	810	0	6
Other exposures	22,210	13,361	769	8,080
Securitized positions	4,820	5	143	4,671

TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	378,995	142,802	118,754	117,440

Central governments and central banks	1,581	309	279	994
Institutions	89,458	54,088	17,393	17,978
SMEs	114,333	51,103	35,848	27,381
Retail	96,037	14,876	3,944	77,217
Securitized positions	910	277	434	199

TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	302,319	120,653	57,897	123,769

TOTAL CREDIT RISK DILUTION AND DELIVERY	681,314	263,454	176,651	241,209

Note: Positions in equity are not included.

4.2.6.	Value adjustments for impairment losses and allowances for contingent risks and commitments

The following table presents the movement recorded in the years 2013 and 2012 in the value adjustments for allowances and impairment losses of financial assets on the balance sheet and for contingent risks and commitments, including country risk, generic and specific funds.

Table 19. Value adjustments for impairment losses and allowances for contingent risks and commitments

(millions of euros)			12/31/2013
Item	Value adjustments and provisions	Provisions for contingent liabilities and commitments	Total
BALANCE AT START OF YEAR	14,801	341	15,142

Increase in impairment charged to income	11,054	96	11,150
Decrease in impairment credited to income	-4,921	-52	-4,973
Institutions acquired by the Group during the year	0	0	0
Institutions disposed of during the year	-30	-1	-31
Transfers to written-off loans	-3,838	0	-3,838
Exchange differences and others	-1,518	-18	-1,535

BALANCE AT END OF YEAR	15,548	367	15,914

Of which:
For impaired portfolio	12,987	202	13,190
For current non-impaired portfolio	2,560	165	2,725

Note: Solvency perimeter

(millions of euros)			12/31/2012
Item	Value adjustments and provisions	Provisions for Contingent Liabilities and Commitments	Total
BALANCE AT START OF YEAR	10,039	291	10,330

Increase in impairment charged to income	10,643	105	10,747
Decrease in impairment credited to income	-2,333	-44	-2,377
Institutions acquired by the Group during the year	2,067	5	2,072
Institutions disposed of during the year	0	0	0
Transfers to written-off loans	-4,143	0	-4,143
Exchange differences and others	-1,471	-16	-1,487

BALANCE AT END OF YEAR	14,801	341	15,142

Of which:
For impaired portfolio	9,889	166	10,055
For current non-impaired portfolio	4,912	175	5,087

4.2.7.	Total impairment losses for the period

The following table shows details of impairment losses and allowances on financial assets and contingent risks and commitments, as well as derecognition of losses recognized previously in asset write-offs recorded directly in the income statement in 2013 and 2012.

Table 20. Impairment losses for the period

(millions of euros)		12/31/2013
ITEMS	2013	2012
Financial assets	5,628	7,980
Of which:
Recovery of written-off assets	362	337
Contingent exposure and commitments (recoveries)	44	61

Total impairment losses	5,672	8,041

Note: Solvency perimeter

4.3.	Information on counterparty risk

Counterparty exposure involves that part of the original exposure corresponding to derivative instruments, repurchase and resale transactions, securities or commodities lending or borrowing transactions and deferred settlement transactions.

4.3.1.	Policies on managing counterparty risk

Methodology: allocation of internal capital and limits to exposures subject to counterparty risk

The Group has an economic model for calculating internal capital through exposure to counterparty risk in treasury operations. This model has been implemented in the Risk unit systems in Market areas. It is used to measure the credit exposures for each of the counterparties for which the entity operates.

The generation of exposures is undertaken in a manner that is consistent with those used for the monitoring and control of credit risk limits. The time horizon is divided up into intervals, and the market risk factors (interest rates, exchange rates, etc.) underlying the instruments that determine their valuation are simulated for each interval. The exposures are generated from 500 different scenarios using the Monte Carlo method for risk factors (subject to counterparty risk) and applying the corresponding mitigating factors to each counterparty (i.e. applying collateral and/or netting agreements as applicable).

The correlations, loss given defaults, internal ratings and associated probabilities of default are consistent with the Group’s economic model for general credit risk.

The capital for each counterparty is then calculated using the exposure profile and taking into account the analytical formula adopted by Basel. This figure is modified by an adjustment factor for the possible maturity subsequent to one year of the operations in a similar vein to the general approach adopted by Basel for the treatment of credit risk.

Counterparty limits are specified within the financial programs authorized for each subsidiary within the line item of treasury limits. It stipulates both the limit and the maximum term for the operation. The use of transactions within the limits is measured in terms of mark-to-market valuation plus the potential risk using the Monte Carlo Simulation methodology (95% confidence level) and bearing in mind possible mitigating factors (such as netting, break clauses or collateral contracts).

Management of consumption by lines in the Markets area is carried out through a corporate platform that enables online monitoring of the limits and availabilities established for the different counterparties and clients. This control is completed by independent units of the business area to guarantee proper segregation of functions.

Policies for ensuring the effectiveness of collaterals and establishing the value adjustments for impairment to cover this risk

The Group has concluded collateral contracts with many of its counterparties that serve as a guarantee of the mark-to-market valuation of derivatives operations. The collateral consists mostly of deposits, which means that no situations of impairment are forthcoming.

A tool has been specifically designed to process and manage the collateral contracts concluded with counterparties. This application enables the management of collateral at the transaction level -useful for controlling and monitoring the status of specific operations- as well as at the position level, providing aggregate information according to different parameters or characteristics. Furthermore, said tool feeds the applications responsible for estimating counterparty risk by providing all the necessary parameters for considering the impact of mitigation in the portfolio due to the agreements signed.

Likewise, there is also an application that reconciles and adjusts the positions serving the Collateral and Risks units.

In order to guarantee the effectiveness of collateral contracts, the Group carries out a daily monitoring of the market values of the operations governed by such contracts and of the deposits made by the counterparties. Once the amount of the collateral to be delivered or received is obtained, the collateral demand (margin call), or the demand received, is carried out at the intervals established in the contract, usually daily. If significant variations arise from the process of reconciliation between the counterparties, they are reported by the Collateral unit to the Risks unit for subsequent analysis and monitoring. Within the control process, the Collateral unit issues a daily report on the guarantees which includes the description by counterparty of the exposure and collateral, making special reference to those guarantee deficits at or beyond the set warning levels.

Policies regarding the risk of adverse effects occurring due to correlations

Derivatives contracts may give rise to potential adverse correlation effects between the exposure to the counterparty and its credit quality (wrong-way-exposures). The Group has strict policies on the treatment of exposures of this nature. First, they follow specific admission processes for each individual operation, and second, they can compute the effects of risk, not for the potential value of the exposure, but for 100% of its nominal value depending on the type of operation.

Impact of collaterals in the event of a downgrade in their credit rating

In derivatives operations, as a general policy the Group does not subscribe collateral contracts that involve an increase in the amount to be deposited in the event of the Group being downgraded.

The general criterion applied to date with banking counterparties is to establish a zero threshold within collateral contracts, irrespective of the mutual rating; provision will be made as collateral of any difference that arises through mark-to-market valuation.

4.3.2.	Amounts of counterparty risk

The calculation of the original exposure for the counterparty risk of derivatives, according to Rule Seventy-One in Bank of Spain Circular 3/2008, can be made by means of the following methods: original risk, mark-to-market valuation, standardized and internal models.

The Group calculates the value of exposure to risk through the mark-to-market method, obtained as the aggregate of the positive mark-to-market value after contractual netting agreements plus the potential future risk of each transaction or instrument.

There follows a specification of the amounts in million euros involved in the counterparty risk of derivatives as at December 31, 2013 and 2012:

Table 21. Counterparty risk. Exposure in derivatives

(millions of euros)
Exposure in derivatives. Netting effect and collateral	2013	2012
Gross positive fair value of the contracts (accounting perimeter)	40,168	53,616
Gross positive fair value of the contracts (solvency perimeter)	42,101	55,064
Add-on	20,887	21,154
Positive effects of netting agreements	39,503	48,648
Credit exposure after netting and before collateral assigned	23,281	26,122
Collateral assigned	4,691	6,314
Credit exposure in derivatives after netting and before collateral assigned	18,590	19,808
RWA	7,945	8,250

The management of new netting and collateral agreements has reduced counterparty exposure.

The total exposure to counterparty risk, composed basically of repo transactions and OTC derivatives, is €71,978 million and €66,633 million, as of December 31, 2013 and 2012, respectively (after applying any netting agreements applicable).

Below are the EAD amounts for derivatives broken down by products:

Table 22. Counterparty risk. EAD derivatives

(millions of euros)
Products	Currency risk	Interest rate risk	Equity risk	Commodity risk	Credit risk	Other risks	TOTAL
Term operations	2,311	61	76	0	0	0	2,448
FRAs	0	93	0	0	0	0	93
Swaps	523	12,905	84	7	0	0	13,519
Options	159	1,366	764	3	0	2	2,293
Other products	1	27	0	0	207	0	236

TOTAL	2,994	14,452	925	10	207	2	18,590

Chart 4. Counterparty risk. EAD derivatives

Credit derivative transactions

The table below shows the amounts corresponding to transactions with credit derivatives used in intermediation activities:

Table 23. Counterparty risk. Transactions with credit derivatives used in intermediation activities

(millions of euros)				12/31/2013
Classification of derivatives	Total notional amount of the transactions	Types of Derivatives
		(CDS) on individual names	On indexes (CDSI)	Nth to default baskets	Derivatives on tranches (CDO)
Protection purchased	20,692	9,381	10,173	652	486
Protection sold	20,387	9,802	10,027	75	483

(millions of euros)				12/31/2012
Classification of derivatives	Total notional amount of the transactions	Types of Derivatives
		(CDS) on individual names	On indexes (CDSI)	Nth to default baskets	Derivatives on tranches (CDO)
Of which: Protection purchased	23,700	12,841	9,373	930	557
Of which: Protection sold	23,969	13,931	9,386	85	567

As of December 31, 2013 and 2012 the Group did not hold any credit derivatives for use in its own lending portfolio.

4.4.	Information on the standardized approach

4.4.1.	Identification of external rating agencies

The external credit assessment institutions (ECAIs) appointed by the Group to determine the risk weightings applicable to its exposures are the following: Standard&Poor’s, Moody’s, Fitch and DBRS.

The exposures for which the ratings of each ECAI are used are those corresponding to the wholesale portfolios, basically involving “Central Governments and Central Banks” in developed countries, and “Financial Institutions”.

In those cases in which a counterparty has ratings by different ECAIs, the Group follows the procedure laid down in Rule Twenty-one of the Solvency Circular, which specifies the order of priority to be used in the assignment of ratings. When two different credit ratings made by designated ECAIs are available for a rated exposure, the higher risk weighting will be applied. However, when there are more than two credit ratings for the same rated exposure, use is to be made of the two credit ratings that provide the lowest risk weightings. If the two lowest risk weightings coincide, then that weighting will be applied; if they do not coincide, the higher of the two will be applied.

4.4.2.	Assignment of the credit ratings of public share issues

The number of cases and the amount of these assignments is not relevant for the Group in terms of admission and management of issuer credit risk.

4.4.3.	Exposure values before and after the application of credit risk mitigation techniques

The following table presents the amounts for net exposure, prior to the application of credit risk mitigation techniques, for different risk weightings and for the different exposure categories that correspond to the standardized method, excluding securitization positions.

Table 24. Exposure values before the application of credit risk mitigation techniques

(millions of euros)								12/31/2013
Category of exposure	Exposure net of allowances for losses Risk weighting							Total
	0%	20%	35%	50%	75%	100%	150%
Central governments and central banks	72,104	714	—	4,882	1	15,801	—	93,502
Regional governments and local authorities	855	6,387	—	1,330	1	622	—	9,195
Public-sector institutions and other public entities	1,180	1,495	0	114	3	1,694	—	4,486
Multilateral development banks	34	0	—	16	0	—	—	50
International organizations	8	—	—	—	0	—	—	8
Institutions (2)	593	15,641	—	2,881	3	1,570	3	20,690
SMEs	—	3,574	—	694	—	88,189	42	92,499
Retail	—	—	854	—	59,452	22	—	60,328
Collateralized with real-estate property	—	—	43,681	6,231	—	1,889	—	51,801
Default status	—	—	—	1,684	—	5,656	3,334	10,674
High risk	—	—	—	—	11	513	594	1,118
Guaranteed bonds	—	911	—	—	—	—	—	911
Short Term to Institutions and Corporates	—	542	—	7	114	—	1	663
Collective Investment Institutions	—	—	—	—	0	816	—	816
Other exposures	9,247	441	—	1	163	12,249	11	22,112

TOTAL (1)	84,020	29,705	44,535	17,839	59,749	129,019	3,985	368,852

Notes:

(1)	It does not include securitization positions.
(2)	Exposure with 0% weighting corresponds to institution exposure with central counterparty

Category of exposure	Exposure net of allowances for losses Risk weighting							Total
	0%	20%	35%	50%	75%	100%	150%
Central governments and central banks	90,803	197	—	3,625	—	13,560	—	108,185
Regional governments and local authorities	774	6,789	69	1,480	—	248	—	9,361
Public-sector institutions and other public entities	961	544	—	118	—	1,471	—	3,095
Multilateral development banks	—	117	—	13	—	56	—	187
International organizations	34	—	—	—	—	—	—	34
Institutions (2)	—	15,011	125	1,324	—	2,381	3	18,843
SMEs	—	3,306	—	2,504	—	90,369	355	96,533
Retail	—	—	34	—	55,555	—	—	55,589
Collateralized with real-estate property	—	—	43,707	5,515	—	4,803	—	54,024
Default status	4	—	—	906	—	5,833	2,166	8,908
High risk	—	—	—	2	—	186	1,335	1,523
Guaranteed bonds	—	503	—	—	—	—	—	503
Short Term to Institutions and Corporates	—	637	—	—	—	19	—	656
Collective Investment Institutions	—	—	—	—	—	53	—	53
Other exposures	8,602	407	—	—	121	13,929	15	23,074

TOTAL (1)	101,178	27,511	43,935	15,487	55,676	132,908	3,874	380,568

Notes:

(1)	It does not include securitization positions.
(2)	Exposure with 0% weighting corresponds to institution exposure with central counterparty

The main variations of exposures for the standardized and advanced measurement approaches are shown in sections 4.4.3 and 4.5.2 of this document.

As shown in the above tables, the exposure to Central Governments (exposures weighted at 0%) and Other Public Sector Institutions decreased throughout 2013 due the reduction in repo operations and the general deleveraging of the balance sheet.

In the case of wholesale exposures, most of the increase in exposure is due to increased activity of the Mexico subsidiaries in this segment (exposures weighted at 75%).

Exposure to default has increased due basically to the inclusion of refinanced exposures in the non-performing category, as indicated in Note 7.1.6 to the Group’s Annual Consolidated Financial

Statements as of December 31, 2013. This would explain the increase in exposures with weightings greater than or equal to 150%. As a result, exposure in the “collateralized with real estate property” segment decreases (exposures weighted at 35%).

There follows a presentation of exposure amounts after the application of credit risk mitigation techniques, for different risk weightings and for the different exposure categories that correspond to the standardized method, excluding securitization positions.

Table 25. Exposure values after the application of credit risk mitigation techniques

(millions of euros)								12/31/2013
Category of exposure	Fully adjusted value of the exposure (1) Risk weighting							Total
	0%	20%	35%	50%	75%	100%	150%
Central governments and central banks	70,222	2,136	—	4,882	1	15,801	—	93,042
Regional governments and local authorities	875	4,024	—	1,330	1	618	—	6,847
Public-sector institutions and other public entities	1,638	1,570	0	128	3	1,490	—	4,829
Multilateral development banks	34	0	—	16	0	—	—	50
International organizations	8	—	—	—	0	—	—	8
Institutions (3)	593	15,462	—	2,882	96	1,298	3	20,334
SMEs	—	3,574	—	571	—	82,673	33	86,852
Retail	—	—	851	—	56,475	20	—	57,346
Collateralized with real-estate property	—	—	42,850	6,178	—	1,437	—	50,465
Default status	—	—	—	1,253	—	5,351	2,125	8,728
High risk	—	—	—	—	11	338	581	930
Guaranteed bonds	—	911	—	—	—	—	—	911
Short-term to institutions and corporates	—	542	—	6	—	114	1	663
Collective Investment Institutions	—	—	—	—	0	261	—	261
Other exposures	14,579	839	52	1	165	11,964	11	27,612

TOTAL (2)	87,949	29,058	43,753	17,247	56,753	121,364	2,755	358,879

Notes

(1)	It is defined as the value of the exposure net of provisions, following the application of risk mitigation techniques
(2)	It does not include securitization positions.
(3)	Exposure with 0% weighting corresponds to institution exposure with central counterparty

(millions of euros)								12/31/2012
Category of exposure	Fully adjusted value of the exposure (1) Risk weighting							Total
	0%	20%	35%	50%	75%	100%	150%
Central governments and central banks	83,767	203	—	3,625	—	13,650	—	101,155
Regional governments and local authorities	784	4,457	69	1,480	—	240	—	7,030
Public-sector institutions and other public entities	1,395	1,617	—	118	—	1,225	—	4,355
Multilateral development banks	13	117	—	13	—	56	—	200
International organizations	34	—	—	—	—	—	—	34
Institutions (3)	—	15,071	125	1,333	—	2,205	3	18,736
SMEs	—	3,336	—	2,264	—	84,466	350	90,417
Retail	—	—	34	—	52,620	—	—	52,653
Collateralized with real-estate property	—	—	42,553	5,484	—	3,172	—	51,209
Default status	4	—	—	857	—	5,089	2,119	8,069
High risk	—	—	—	2	—	134	1,228	1,364
Guaranteed bonds	—	503	—	—	—	—	—	503
Short-term to institutions and corporates	—	626	—	—	—	19	—	645
Collective Investment Institutions	—	—	—	—	—	52	—	52
Other exposures	13,800	840	400	140	121	12,522	15	27,838

TOTAL (2)	99,797	26,772	43,181	15,361	52,740	122,740	3,715	364,261

Notes

(1)	It is defined as the value of the exposure net of provisions, following the application of risk mitigation techniques
(2)	It does not include securitization positions.
(3)	Exposure with 0% weighting corresponds to institution exposure with central counterparty

4.5.	Information on the IRB method

4.5.1.	General information

Authorization by the Bank of Spain for the use of the IRB method

The following is a list of the models authorized by the Bank of Spain for the purpose of their use in the calculation of capital requirements.

Table 26. Models authorized by the Bank of Spain for the purpose of their use in the calculation of capital requirements

Institution	Portfolio
BBVA S.A. - Uno-E Bank - BBVA Ireland	Financial institutions
Public institutions
Consumer finance
Retail Revolving (Credit Cards)
Corporates
SMEs
Developers
Retail mortgages
Specialist finance
Autos Finanzia

BBVA Bancomer	Retail Revolving (Credit Cards)

BBVA Group	Equity

The approval of the models by the Bank of Spain includes both own estimations of the probability of default (PD), loss given default (LGD) and the internal estimation of credit conversion factors (CCFs).

The Group maintains its calendar for receiving approval for additional advanced internal models in different types of risks and geographical areas.

Structure of internal rating systems and relationship between internal and external ratings

The Group has rating tools for each one of the exposure categories listed in the Basel Accord.

The retail portfolio has scoring tools for determining the credit quality of transactions on the basis of information on the transaction itself and on the customer. The scoring models are algorithms calculated using statistical methods that score each transaction. This score reflects the transaction’s level of risk and is in direct relation to its probability of default (PD).

These decision models are the basic tool for deciding who should receive a loan and the amount to be granted, thereby contributing to both the arrangement and management of retail-type loans.

For the wholesale portfolio, the Group has rating tools that, unlike scorings, do not assess transactions but rather, customers. The Group has different tools for rating the various customer segments: small companies, corporates, government and other government agencies, etc. In those wholesale portfolios where the number of defaults is very low (sovereign risks, corporates, financial institutions) the internal information is supplemented by the benchmarks of external rating agencies.

The PD estimates made by the Group are transferred to the Master Scale, enabling a comparison to be made with the scales used by external agencies. This is shown below.

Table 27. BBVA master ratings scale

Internal ratings	Probability of default (in basis points)
Abridged scale (22 groups)	Average	Minimum from >=	Maximum
AAA	1	—	2
AA+	2	2	3
AA	3	3	4
AA-	4	4	5
A+	5	5	6
A	8	6	9
A-	10	9	11
BBB+	14	11	17
BBB	20	17	24
BBB-	31	24	39
BB+	51	39	67
BB	88	67	116
BB-	150	116	194
B+	255	194	335
B	441	335	581
B-	785	581	1,061
CCC+	1,191	1,061	1,336
CCC	1,500	1,336	1,684
CCC-	1,890	1,684	2,121
CC+	2,381	2,121	2,673
CC	3,000	2,673	3,367
CC-	3,780	3,367	4,243

Use of internal estimations for purposes other than the calculation of capital requirements

The Group’s internal estimates are a vital component of management based on value creation, providing criteria for assessing the risk-return trade-off.

These measures have a broad range of uses, from the adoption of strategic business decisions through to the individual admission of transactions.

Specifically, internal estimations are used in everyday business in support of credit risk management through their inclusion in admission and monitoring processes, as well as in the pricing of transactions.

The management use of performance metrics that consider expected loss, economic capital and risk-adjusted return enables the monitoring of portfolios and the assessment of non-performing positions, among others.

Process for managing and recognizing the effects of credit risk mitigation

The Group uses risk mitigation techniques for exposures pertaining to the wholesale portfolio by replacing the obligor’s PD with that of the guarantor, in those cases in which the latter is eligible and their PD is lower than the obligor’s.

In retail admission processes, the scoring contains the effect of the guarantor, and the recovery flows that are forthcoming throughout the cycle reflect the recoveries related to the guarantees associated with the contracts. This means that the effect of the guarantees is taken into account in the actual estimation of the loss given default for retail portfolios.

Mechanisms used for controlling internal rating systems

The entity carries out the control and monitoring of the rating systems and metrics for risk management for private individuals, SMEs and the self-employed, corporates and institutions. The activities are carried out, within certain analytical and qualitative fields, by realizing periodic 360º monitoring of all impacts of the tools as well as their internal function in terms of efficiency and effectiveness.

Global understanding of the systems allows action plans to be established, with a follow-up to ensure their proper execution. The weaknesses of the rating tools are thus identified and managed. The monitoring function is the main driving force of new developments and evolving maintenance, which allow the business interests of the entity to be aligned with regulatory requirements and management needs within a framework of analytical, technical and technological capacities.

In general, there is a series of corporate management programs that establish the main lines and minimum contents determining the management and/or supervision of the different credit risk models, as well as defining the metrics for their correct control.

More specifically, these corporate management programs will be adjusted to each of the rating tools of a business area within a time horizon adapted to the nature of the tool. Periodically, an overall monitoring and review of compliance with the thresholds agreed under the management program will be carried out to detect situations that could potentially require an adjustment to the models and/or credit policies and to take early corrective actions to minimize the impact of such situations.

Analysis, in the methodological sphere, is defined as the monitoring of the predictive capabilities of the models, backtesting calibration of the parameters, proper granularity and concentration, sample stability of input, as well as traceability, integrity and consistency.

The use of rating systems by the different areas is overseen from the context of integration in management. This context defines parameter sensitivity tests, stress-tests of estimates, proper use of the parameters in the portfolio management to facilitate decision-making, control of exposure without rating, risk policies and the framework for delegating tasks, structures of decision-making committees, implementation risk evaluation, proper technological environment, evaluation of the inclusion of the parameters in corporate applications, proper follow-up of the training of users to guarantee its proper implementation and full comprehension, follow-up of the correct structure and quality of documentation, as well as all other activities that ensure the proper use of management metrics.

Apart from the corporate management programs mentioned above, access to the internal rating systems is based on IT system-authorized profiles that ensure only the customer loan management supervisors can see the scoring and rating.

Control of the capital process is performed by risk units that are independent of the units that calculate the scoring and rating and which, therefore, are users of the internal rating system. These control mechanisms are established at different levels of the process, such as at input, execution and final outputs, and involve both the integrity of the data and their accuracy and correctness.

Description of the internal rating process

There follows a description of the internal classification processes according to each customer category:

•	Central banks and central governments: For this segment, the assignment of ratings is made by the Risk units appointed for this purpose, which periodically analyze this type of customers, rating them according to the parameters included in the corresponding rating model. This model comprises different tools depending on the type of country: developed, emerging or peripheral. Sovereign ratings are generated in local and foreign currency for these three tools, as well as a transfer rating, which evaluates the risk of inconvertibility/transfer restrictions.

In general the rating obtained is based on the ratings of external agencies, where they exist, except for the emerging economies tool in foreign currency. In this case, the ratings are calculated based on an in-house model that establishes a relationship between the score given to each country by the corresponding unit and the empirical PD of the rating agencies. This classifies the countries on the BBVA master scale.

In the case of emerging countries with presence of BBVA subsidiaries or branches, the rating in local currency is adjusted to that obtained by the emerging countries’ tool under the authorization of the Risk Committee assigned for this purpose.

•	Institutions: The rating of Public Institutions is generally provided by the risk units responsible for their approval, on a yearly basis, coinciding with the review of customer risk or with the reporting of their accounts.

In the case of Financial Institutions, the Risk unit responsible makes a regular assessment of this type of customer, continuously monitoring their evolution on domestic and international markets. External ratings are a key factor in assigning ratings for financial institutions.

•	Corporates: Includes the rating of exposures with corporate business groups. The result is influenced by both qualitative (business positioning, financial flexibility, etc.) and quantitative indicators (size of group by sales, debt levels, etc.). The rating of these customers is generally calculated within the framework of the annual risk review process, or the admission of new operations. The responsibility for the assessment lies with the units originating the risk, while those approving it validate it when the decision is taken.

•	Corporates: This segment also takes into account quantitative factors derived from economic and financial information, as well as qualitative factors related to the age of the company, the sector, the quality of its management, etc. As in the case of the corporate sector, the rating tends to be parallel to the admission process, so that responsibility for the rating is with the unit originating the risk, while the decision-making body validates it.

•	Specialist Finance: For this segment, the Group has chosen to apply the supervisory slotting criteria approach, as included in the Basel Accord of June 2004 and in the Solvency Circular.

•	Developers: The rating of real-estate developers allows the rating of both the customers who are developers and the individual real-estate projects. Its use makes it easier to monitor and rate projects during their execution phase, as well as enriching the admission process.

In general in the wholesale area, the rating of customers is not limited to admission, as the ratings are updated according to new information available at any time (economic and financial data, changes in the company, external factors, etc.)

•	Retail: This has been broken down into each one of the exposure categories referred to by the correlations foreseen in the sections defined in the Solvency Circular.

One of the most important processes in which scoring is fully integrated at the highest level and in all decision-making areas is the Group’s process for approving retail transactions. Scoring is an important factor for the analysis and resolution of transactions and it is a mandatory requirement to include it in decision-making on risk in those segments for which it has been designed. In the process of marketing and approving retail transactions, the manager is responsible for marketing management, the quality of the risk and the return, in other words, the customer’s comprehensive management, attending to the processes of admission, monitoring and control.

The rating process is as follows for each specific category of retail exposure:

•	Mortgages, consumer finance and retail credit cards - Spain: The manager collects data on the customer (personal, financial, banking relationship information) and on the operation (LTV, amount, maturity, destination etc.) and calculates the rating of the transaction with the scoring. The decision of whether it is approved is made based on the results issued by the model.

•	Autos Finanzia: The financing application may enter through the call center or be directly recorded in Finanzianet by our authorized dealers. The necessary information on the customer (personal, financial information, authorization of the consult from the external bureau of credit) and on the transaction (maturity, amount, etc.) is recorded to rate the transaction with the scoring. Once the validity of the information provided is obtained, the decision of whether to approve it is made based on the results issued by the model.

•	Retail Revolving (BBVA Bancomer credit cards): The manager or specialist party gathers the necessary information on the customer (personal, financial information and authorization of the consult from the external bureau of credit) and on the transaction (limit requested) to rate the transaction with the scoring. There are additional processes for validating and checking this information through the back office or operational support areas. The decision of whether it is approved is made based on the results issued by the model.

•	Proactive - Spain: Each month all the customers who have asset positions in credit cards, consumer finance or mortgages and liabilities positions in credit cards and consumer finance, are rated according to information on their behavior.

•	Equity: For its portfolio position registered as equity, the Group is applying the rating obtained for the customer as a result of their classification in the lending process.

Definitions, methods and data for estimating and validating risk parameters

The estimation of the parameters is based on the uniform definition of default established at Group level. Specifically, for a contract or customer to be considered in a situation of default, the provisions of section 4.1.1 must be met, in line with current regulations.

Specifically, there are two approaches within the Group for considering default and estimating parameters:

•	The contract-level approach is applied within the sphere of retail risk. Each customer transaction is dealt with as an independent unit in terms of credit risk. Therefore, non-

compliance with credit obligations towards the bank is handled at the transaction level, regardless of the behavior of the customer with respect to other obligations.

•	The customer-level approach is applied to the remainder of the portfolio. The significant unit for defining default is the customer’s sum of contracts, which enter a situation of default en masse when the customer defaults.

In addition, to avoid including defaults for small amounts in the estimations, defaulted volumes are to pass through a materiality filter that depends on the type of customer and transaction.

Estimating parameters

In the case of Spain and Mexico, the Group has an RAR information system that reflects exposure to credit risk in the Group’s different portfolios included in advanced internal models.

This information system guarantees the availability of historical data recorded by the Group, which are used to estimate the parameters of Probability of Default (PD), Loss Given Default (LGD) and Credit Conversion Factors (CCF). These are then used to calculate the regulatory capital using the advanced measurement approach, economic capital and expected loss by credit risk. Other sources of information for the Bank may be used in addition, depending on any new needs detected in the estimation process. Internal estimations of the PD, LGD and CCF parameters are made for all the Group’s portfolios.

In the case of low default portfolios (LDP), in which the number of defaults tends to be insufficient for obtaining empirical estimates, use is made of data from external agencies that are merged with the internal information available and expert criteria.

There follows a detail of the estimation methodologies used for the PD, LGD and CCF risk parameters.

a.	Probability of default (PD)

The methodology used for estimating the PD in those cases that have a mass of internal data of sufficient size is based on the creation of pools of exposures. The groups proposed with a view to calibration are defined by pooling contracts together seeking to achieve intra-group uniformity in terms of credit quality and differentiation with all the other risk groups. The largest possible number of pools is defined in order to allow a suitable discrimination of risk. The basic metric used for making these groupings is the score, being supplemented by other metrics relevant to PD that are proven to be sufficiently discriminating depending on the portfolio.

Once the pools of exposures have been defined, the average empirical PD recorded for each one is obtained and adjusted to the cycle. This metric provides stable estimates over the course of the economic cycle, referred to as PD-TTC (Through the Cycle). This calculation considers the portfolio’s track record and provides long-term levels of PD.

In low default portfolios (LDPs) the empirical PDs allocated by external credit assessment institutions are used to obtain the PD of internal risk groups.

Finally, in customer-focused portfolios there is a Master Scale, which is simply a standard and uniform rule for credit levels that makes it possible to make comparisons of credit quality in the Group’s different portfolios.

b.	Loss given default (LGD)

As a general rule, the method used to estimate LGD in portfolios with a sufficient number of defaults is Workout LGD. Here, the LGD of a contract is obtained as a quotient of the sum of all the financial flows recorded during the recovery process that takes place when a transaction defaults, and the transaction’s exposure at the time of the default.

This estimate is made by considering all the historical data recorded in internal systems. When making the estimates, there are transactions that have already defaulted but for which the recovery process is still ongoing. The loss given default recorded at the time of the estimate is therefore higher than it will ultimately be. The necessary adjustments are made in these cases so as not to distort the estimate.

These estimates are made by defining uniform risk groups in terms of the nature of the operations that determine loss given default. They are made in such a way that there are enough groups for each one to be distinguishable and receive a different estimate.

In keeping with the guidelines set out by the rules, the estimates are made by distinguishing between wholesale and retail type exposures.

There is insufficient historical experience to make a robust estimation in low default portfolios (LDP) using the Workout LGD method, so external sources of information are used, combined with internal data to provide the portfolio with a representative rate of loss given default.

The loss given default rates estimated according to the internal databases the Group holds are conditioned to the moment of the cycle of the data window used, since loss given default varies over the economic cycle. Hence, two concepts can be defined: long-term loss given default, referred to as Long-Run LGD (LRLGD), and loss given default in a period of stress in the cycle, called Downturn LGD (DLGD).

LRLGD is calculated by making an adjustment to capture the difference between the loss given default obtained empirically with the available sample and the average loss given default observed throughout the economic cycle if the observation is complete.

In addition, the LGD observed in a period of stress in the economic cycle (DLGD) is determined.

These estimates are made for those portfolios whose loss given default is noticeably sensitive to the cycle. The different ways in which the recovery cycles can conclude are determined for each portfolio where this LGD in conditions of stress has not yet been observed, and the level these parameters would have in a downturn situation are estimated.

c.	Credit conversion factor (CCF)

As with the two preceding parameters, the exposure at the moment of default is another of the necessary inputs for calculating expected loss and regulatory capital. A contract’s exposure usually coincides with its balance. However, this does not hold true in all cases. For example, for those products with explicit limits, such as credit cards or credit lines, the exposure should incorporate the potential increase in the balance that may be recorded up to the time of default.

In observance of regulatory requirements, exposure is calculated as the drawn balance, which is the real risk at any specific moment, plus a percentage (CCF) of the undrawn balance, which is the part that the customer can still use until the available limit is reached. Therefore, the CCF is defined as the percentage of the undrawn balance that is expected to be used before default occurs.

CCF is estimated by using the cohort approach, analyzing how the exposure varies from a pre-established reference date through to the moment of default, obtaining the average performance according to the relevant metrics.

Different approaches are used for wholesale and retail type exposures. The contract approach analyzes the exposure’s evolution until the contract’s moment of breach of contract, whereas the customer approach analyzes the exposure’s evolution through to the moment of breach by the customer.

Once again, in low default portfolios (LDP) there is insufficient historical experience to make a reliable calculation with the Workout LGD method defined. In this case, too, use is made of external sources that are combined with internal data to provide a representative CCF of the portfolio.

4.5.2.	Exposure values by category and obligor grade

The following table presents the information on credit risk by method of internal classifications (IRB) by obligor grade for the different categories of exposure. The information shown is balance-sheet volume, off-balance-sheet volume, exposure, EAD, PD-TTC and Downturn LGD and RW (internal estimates approved by the Bank of Spain):

Table 28. Advanced approach. Exposure values by category and obligor grade

(millions of euros)								12/31/2013
Categories of Exposure	Balance on Balance Sheet Reassigned (1)	Balance off Balance Sheet Reassigned (2)	Exposure Reassigned (3) (1+2)	EAD (4)	PD-TTC (%)	DLGD (%)	RWA	RW (%)
Central Governments and Central Banks	2,707	808	3,515	3,115	1.36	37.55	213	6.84%

From AAA to AA-	1,097	153	1,250	1,177	0.02	31.14	37	3.14%
From A+ to A-	1,147	527	1,674	1,409	0.10	42.57	7	0.52%
From BBB+ to BBB-	337	104	441	389	0.17	40.02	32	8.11%
From BB+ to BB-	53	22	75	64	0.79	21.47	46	72.47%
From B+ to B-	37	0	37	37	6.52	42.99	55	148.16%
C	0	0	0	0	21.16	40.23	0	228.57%
D	36	2	38	37.22	100.00	46.43	36	95.42%

Institutions	80,993	8,161	89,155	85,558	0.57	19.33	12,403	14.50%

From AAA to AA-	11,242	415	11,657	11,459	0.04	17.78	246	2.15%
From A+ to A-	37,307	1,464	38,771	38,189	0.08	17.43	2,346	6.14%
From BBB+ to BBB-	24,221	6,010	30,231	27,534	0.25	23.71	6,437	23.38%
From BB+ to BB-	6,516	215	6,731	6,640	0.79	13.65	1,731	26.06%
From B+ to B-	1,122	40	1,162	1,142	3.54	13.29	501	43.88%
C	381	2	383	382	21.21	44.86	975	255.32%
D	206	14	221	211.96	100.00	42.89	167	78.94%

Corporates	63,196	49,507	112,703	89,644	14.09	40.60	56,098	62.58%

Of which: Total exposures assigned to obligor grades or pools of exposures.	52,388	47,165	99,553	77,454	14.09	40.60	44,931	58.01%
From AAA to AA-	983	2,660	3,643	2,334	0.03	39.45	251	10.77%
From A+ to A-	3,354	11,897	15,251	9,510	0.08	42.33	2,305	24.24%
From BBB+ to BBB-	17,547	21,872	39,419	29,335	0.22	36.98	10,085	34.38%
From BB+ to BB-	10,812	7,512	18,324	15,002	0.73	41.00	10,044	66.95%
From B+ to B-	8,489	1,951	10,441	9,479	5.04	40.51	11,956	126.13%
C	1,616	394	2,010	1,808	14.70	38.31	3,205	177.26%
D	9,587	879	10,465	9,987	100.00	49.74	7,084	70.94%
Of which: Specialist finance	10,808	2,341	13,149	12,190			11,167	91.61%

Retail	84,850	11,186	96,037	86,750	7.15	20.13	22,957	26.46%

Of which: Secured by real estate collateral	72,446	383	72,829	72,470	6.85	14.21	12,727	17.56%
From AAA to AA-	26,246	231	26,477	26,261	0.03	11.00	296	1.13%
From A+ to A-	12,570	46	12,616	12,573	0.07	11.86	298	2.37%
From BBB+ to BBB-	12,286	73	12,359	12,291	0.23	15.30	896	7.29%
From BB+ to BB-	9,877	27	9,903	9,879	0.83	16.23	1,874	18.97%
From B+ to B-	4,968	4	4,972	4,968	5.68	19.85	3,503	70.50%
C	2,393	2	2,395	2,393	18.78	21.02	2,846	118.92%
D	4,106	—	4,106	4,106	100.00	22.97	3,015	73.43%
Of which: Qualifying revolving retail	6,544	10,616	17,160	9,273	6.90	77.26	7,650	82.50%
From AAA to AA-	271	1,773	2,044	794	0.03	41.94	9	1.14%
From A+ to A-	96	344	440	199	0.06	42.70	5	2.34%
From BBB+ to BBB-	367	1,019	1,386	542	0.27	67.85	58	10.72%
From BB+ to BB-	1,711	3,844	5,555	2,498	1.01	79.44	819	32.80%
From B+ to B-	2,998	3,018	6,016	3,959	5.00	84.37	4,205	106.23%
C	928	617	1,545	1,110	21.88	81.82	2,444	220.17%
D	172	1	172	172	100.00	85.11	110	63.97%
Of which: Other retail assets	5,860	187	6,048	5,006	11.98	45.27	2,580	51.53%
From AAA to AA-	895	—	896	895	0.03	45.73	45	5.03%
From A+ to A-	214	—	215	214	0.07	59.24	24	11.42%
From BBB+ to BBB-	628	56	683	656	0.22	57.48	172	26.21%
From BB+ to BB-	1,337	66	1,404	417	0.87	56.17	238	56.99%
From B+ to B-	2,056	48	2,104	2,086	4.85	33.52	1,574	75.44%
C	312	16	328	320	23.54	51.58	383	119.92%
D	417	1	419	417.91	100.00	60.98	144	34.41%

Equity PD/LGD Method	7,516	—	7,516	7,516	0.39	81.34	9,872	131.36%

From A+ to A-	238	—	238	238	0.09	65.00	166	69.66%
From BBB+ to BBB-	6,646	—	6,646	6,646	0.19	83.28	8,254	124.19%
From BB+ to BB-	299	—	299	299	0.83	69.41	572	191.60%
From B+ to B-	332	—	332	332	4.32	65.00	880	264.94%

TOTAL BY CATEGORY AND OBLIGOR GRADE	239,262	69,662	308,925	272,582	7.13	28.51	101,543	35.83%

Notes

(2)	Amount not used included in memorandum accounts corresponding mainly to sums undrawn from credit lines and cards, as well as exposures in letters of credit and documentary credits.
(3)	This refers to exposure following the application of credit risk mitigation techniques.
(4)	Value of the exposure in the event of default.

(millions of euros)								12/31/2012
Categories of Exposure	Balance on Balance Sheet Reassigned (1)	Balance off Balance Sheet Reassigned (2)	Exposure Reassigned (3) (1+2)	EAD (4)	PD-TTC (%)	DLGD (%)	RWA	RW (%)
Central Governments and Central Banks	1,947	859	2,805	2,382	125.04	40.78	210	8.82%

From AAA to AA-	379	245	624	507	0.01	32.78	9	1.75%
From A+ to A-	1,039	346	1,385	1,213	0.10	42.93	8	0.68%
From BBB+ to BBB-	453	151	604	529	0.16	43.16	35	6.66%
From BB+ to BB-	54	0	54	54	0.99	42.41	53	97.81%
From B+ to B-	2	114	116	59	2.56	39.99	85	144.08%
C	0	0	0	0	21.22	40.00	0	226.72%
D	20	2	21	20.48	100.00	47.63	20	95.34%

Institutions	71,686	5,882	77,568	75,187	0.44	25.97	14,240	18.94%

From AAA to AA-	7,897	1,023	8,920	8,450	0.03	26.72	448	5.30%
From A+ to A-	32,868	1,269	34,136	33,722	0.07	26.39	3,983	11.81%
From BBB+ to BBB-	25,009	3,009	28,018	26,798	0.24	26.75	7,095	26.48%
From BB+ to BB-	4,576	544	5,119	4,859	0.87	19.38	1,798	37.00%
From B+ to B-	937	25	962	952	3.62	14.45	460	48.29%
C	299	12	311	305	21.22	21.29	362	118.43%
D	100	1	101	100.43	100.00	54.77	95	94.44%

Corporates	75,084	56,583	131,668	106,014	9.91	41.17	64,188	60.55%

Of which: Total exposures assigned to obligor grades or pools of exposures.	64,074	53,615	117,690	93,453	9.91	41.17	53,831	57.60%
From AAA to AA-	2,263	3,067	5,330	3,753	0.03	39.28	522	13.92%
From A+ to A-	8,111	14,473	22,584	15,784	0.08	43.16	3,742	23.70%
From BBB+ to BBB-	20,415	25,792	46,207	35,094	0.22	37.42	11,176	31.85%
From BB+ to BB-	11,483	6,745	18,228	15,229	0.89	41.36	11,094	72.85%
From B+ to B-	11,949	2,796	14,745	13,393	4.88	42.37	17,328	129.38%
C	2,171	272	2,443	2,308	21.01	31.80	3,776	163.57%
D	7,683	471	8,154	7,892	100.00	55.07	6,193	78.47%
Of which: Specialist finance	11,010	2,968	13,978	12,561	0.00	0.00	10,357	82.45%

Retail	83,895	10,159	94,054	86,653	5.41	25.41	25,779	29.73%

Of which: Secured by real estate collateral	70,590	380	70,970	70,630	4.72	16.10	14,874	21.06%
From AAA to AA-	23,364	180	23,544	23,382	0.03	12.41	295	1.26%
From A+ to A-	15,228	85	15,312	15,237	0.08	13.33	431	2.83%
From BBB+ to BBB-	9,991	59	10,050	9,997	0.24	16.19	778	7.78%
From BB+ to BB-	10,637	38	10,675	10,641	0.85	17.65	2,254	21.18%
From B+ to B-	5,571	16	5,586	5,572	4.72	22.12	4,035	72.41%
C	3,600	2	3,603	3,601	20.41	25.04	5,172	143.62%
D	2,201	—	2,201	2,201	100.00	36.77	1,909	86.76%
Of which: Qualifying revolving retail	6,742	9,674	16,415	9,427	7.41	76.33	7,477	79.31%
From AAA to AA-	285	1,724	2,009	539	0.03	46.71	6	1.13%
From A+ to A-	71	299	370	134	0.08	47.43	3	2.53%
From BBB+ to BBB-	698	2,087	2,784	1,159	0.24	73.12	149	12.89%
From BB+ to BB-	1,854	2,872	4,727	2,687	0.96	76.76	876	32.59%
From B+ to B-	2,613	2,072	4,685	3,401	4.99	80.40	3,500	102.91%
C	1,002	618	1,621	1,287	21.81	81.44	2,803	217.76%
D	219	1	220	219	100.00	85.41	139	63.22%
Of which: Other retail assets	6,563	105	6,668	6,596	9.97	52.05	3,400	51.54%
From AAA to AA-	883	20	903	886	0.03	45.60	43	4.83%
From A+ to A-	353	7	360	357	0.07	56.49	40	11.24%
From BBB+ to BBB-	741	16	757	747	0.24	57.18	199	26.70%
From BB+ to BB-	1,424	36	1,460	1,433	0.98	54.42	780	54.45%
From B+ to B-	2,357	25	2,381	2,368	5.11	48.36	1,765	74.52%
C	362	2	364	363	21.41	52.47	408	112.37%
D	442	—	442	442.45	100.00	64.54	164	37.15%

Equity PD/LGD Method	4,798	—	4,798	4,798	0.46	80.57	6,216	129.56%

From A+ to A-	713	—	713	713	0.09	65.00	500	70.04%
From BBB+ to BBB-	3,483	—	3,483	3,483	0.15	84.17	4,015	115.29%
From BB+ to BB-	266	—	266	266	0.62	65.00	489	183.52%
From B+ to B-	335	—	335	335	4.32	88.69	1,212	362.06%

TOTAL BY CATEGORY AND OBLIGOR GRADE	237,409	73,483	310,892	275,034	5.66	32.73	110,633	40.22%

Notes

(2)	Amount not used included in memorandum accounts corresponding mainly to sums undrawn from credit lines and cards, as well as exposures in letters of credit and documentary credits.
(3)	This refers to exposure following the application of credit risk mitigation techniques.
(4)	Value of the exposure in the event of default.

Chart 5. 4.5.2. Exposure values by category

Chart 6. Average weighted PD by EAD

Chart 7. Average weighted DLGD by EAD

Chart 8. Average weighted RW by EAD

The increased exposure in the institutions segment arises from increased activity in liability repos, and is not reflected in an increase in RWAs in that segment due to the high collateralization of these operations.

In the business segment there is a reduction in exposure caused by a contraction in lending in some of the geographical areas where the Group operates and the aforementioned reclassification to the Institutions segment. In the RWAs of the business segment we can detect an increase in average RW due to the increase in PD as a result of the worsening of the economic cycle.

Exposure in the Retail segment remains stable, with a slight increase due to increased activity in LATAM subsidiaries. RWAs decrease due to the effect of the reduction in LGD in the segment of Retail customers secured by real-estate collateral and other assets.

Lastly, the increase in equity exposures is due to the reclassification of the position in CITIC and the increase in the price of equity securities in the available-for-sale portfolio.

4.5.3.	Comparative analysis of the estimates made

The following charts compare the expected loss adjusted to the cycle calculated according to the Group’s core internal models approved by the Bank of Spain, with the effective loss incurred between 2001 and 2013. They also present the average effective loss between 2001 and 2013 in accordance with the following:

•	Estimated expected loss calculated with the internal models calibrated to 2013, and adjusted to the economic cycle (green line), i.e. the annual average expected loss in an economic cycle.

•	Effective loss (light blue dotted line) calculated as the ratio of gross additions to NPA over the average observed exposure multiplied by the estimated point in time severity (5).

•	Effective average loss (2001-2013), which is the average of effective losses for each year (light blue solid line)

The effective loss is the annual loss incurred. It must be less than the expected loss adjusted to the cycle in the best years of an economic cycle, and greater during years of crisis.

The comparison has been made for the portfolios of Mortgages, Consumer Finance Credit Cards and Autos (retail) and SMEs and Developers, all of them in S&P. In Mexico, the comparison has been made for the Credit Cards portfolio. In the categories of Institutions (Public and Financial Institutions) and Corporate, historical experience shows that there is such a small number of defaulted exposures (Low Default Portfolios) that it is not statistically significant, and hence the comparison is not shown.

The charts show that during the years of biggest economic growth, in general the effective loss was significantly lower than the expected loss adjusted to the cycle calculated using internal models.

[5]	For more recent years, given that the recovery processes have not concluded, the best estimate of final LGD is included.

The contrary was the case after the start of the crisis This is in line with the major economic slowdown and the financial difficulties of households and companies, above all in the case of companies dedicated to development and construction.

The fact that in some portfolios the average observed loss is greater than the estimated loss is coherent with the fact that the observed time window may be worse than what would be expected in a complete economic cycle. In fact, this window has fewer expansive years (6) than crisis years (7). This is not representative of a complete economic cycle.

Retail Mortgages:

Starting in 2007, the effective losses are slightly above the expected loss adjusted to the cycle, as they are losses incurred in crisis years. However, the average of effective losses in this period is notably lower than that adjusted to the cycle. This demonstrates the conservative nature of the estimate.

Chart 9. Comparative analysis of the estimates made: mortages

Consumer finance:

The chart shows that during the years of biggest economic growth the effective loss was significantly lower than the expected loss adjusted to the cycle calculated using internal models. The contrary was the case starting in 2007. This is in line with the major economic slowdown and the financial difficulties of households.

Chart 10. Comparative analysis of the estimates made: Consumer finance

Credit cards.

As in the case of Mortgages and Consumer Finance, the observed loss is lower than the Expected Loss adjusted to the cycle calculated using internal models in the good times of the cycle, and higher during its low moments.

Chart 11. Comparative analysis of the estimates made: Credit cards

Automobiles:

In this case the expected loss adjusted to the cycle continues to be higher than the average effective losses for the last 13 years, which suggests the conservative nature of the estimate.

Chart 12. Comparative analysis of the estimates made: Automobiles

SMEs and Developers:

Once again it can be seen that during the years of biggest economic growth the effective loss is lower than the expected loss adjusted to the cycle calculated using internal models. The contrary was the case starting in 2007. The great difficulties faced by companies, particularly those engaged in development and construction businesses, are reflected in an observed loss higher than the loss adjusted to the cycle estimated by the internal models.

The expected loss adjusted to the cycle is lower than the average effective losses for the last 13 years, which is consistent with the fact that the observed window is worse than what would be expected in a complete economic cycle (more years of crisis than of economic boom).

Chart 13. Comparative analysis of the estimates made: SMEs and Developers

Mexico Credit Cards:

In the case of Bancomer’s credit cards portfolio we can see how the average Expected Loss for the cycle calculated using internal models is below the average observed losses. The reason is the use of an observation window which is unrepresentative of a complete economic cycle (the estimate would be considering comparatively more years of crisis than of economic growth).

Chart 14. Comparative analysis of the estimates made: Mexico Credit Cards

Impairment losses

The table below shows the balance of specific, generic and country risk allowances for losses, by exposure categories, as of December 31, 2013 and 2012.

Table 29. Balance of specific, generic and country risk allowances for losses, by exposure category

(millions of euros) Categories of Exposure	Loan-loss provisions
	2013	2012
Central governments and central banks	2	2
Institutions	76	53
SMEs	6,717	6,284
Retail	1,566	1,501
Of which: Secured by real estate collateral	676	445
Of which: Qualifying revolving retail	532	622
Of which: Other retail assets	357	434

TOTAL	8,362	7,841

4.5.4.	Weightings of specialized lending exposures

The Solvency Circular stipulates that the consideration of specialized lending companies is to apply to those legal entities with the following characteristics:

•	The exposure is to an entity created specifically to finance and/or operate physical assets

•	The contractual arrangements give the lender a substantial degree of control over the assets and income they generate.

•	The primary source of repayment of the obligation is the income generated by the assets being financed, rather than the independent capacity of the borrower.

The following table presents the exposures assigned to each one of the risk weightings of the specialized lending exposures as of December 31, 2013 and 2012:

Table 30. Exposures assigned to each one of the risk weightings of specialized lending exposures

(millions of euros) Risk weighting	Scale	Original exposure (1)
		2013	2012
1	50%	0	0
	70%	5,536	7,346
2	70%	0	0
	90%	5,074	4,660
3	115%	1,071	637
4	250%	908	617
5	0%	560	718

TOTAL		13,149	13,978

Note

(1)	Gross exposure prior to the application of risk mitigation techniques.

4.5.5.	Risk weightings of equity exposures

The following table presents the exposures assigned to each one of the risk weightings of equity exposures as of December 31, 2013 and 2012.

Table 31. Exposures assigned to each one of the risk weightings of the equity exposures

(millions of euros)
Risk weighting	Original exposure
	2013	2012
Risk Weighting, Simple Method	830	947
190%	596	638
290%	140	194
370%	93	116
PD/LGD Method	7,613	4,798
AA	0	0
AA-	0	0
A	238	706
A-	0	8
BBB+	3,552	3,128
BBB	1,835	135
BBB-	1,260	219

BB+	231	195

BB	64	66
BB-	3	6
B+	15	15
B	317	320
B-	0	0
C	98	0

Internal Models Method	375	489

TOTAL	8,818	6,234

The main variations in relation to the original exposure in the period 2012-2013 have taken place in the PD/LGD method for the reasons explained in section 4.5.2 of this report (reclassification of CITIC and increase in the price of the securities in the available-for-sale portfolio).

4.6.	Information on securitizations

4.6.1.	General characteristics of securitizations

Purpose of securitization

The Group’s current policy on securitization involves a program of recurrent issue, with a deliberate diversification of securitized assets that adjusts their volume to the Bank’s capital requirements and to market conditions.

This program is complemented by all the other finance and equity instruments, thereby diversifying the need to resort to wholesale markets.

The definition of the strategy and the execution of the operations, as with all other wholesale finance and capital management, is supervised by the Assets & Liabilities Committee, with the pertinent internal authorizations obtained directly from the Board of Directors or from the Executive Committee.

The main purpose of securitization is to act as an instrument for efficient balance-sheet management, as a source of:

•	Liquidity at an efficient cost, complementing all the other finance instruments.

•	Freeing up regulatory capital, through the transfer of risk.

•	Freeing up potential excesses of generic allowances for losses, provided that the volume of the first-loss tranche and the effective risk transfer so permit.

Functions pursued in the securitization process and degree of involvement

The Group’s degree of involvement in its securitization funds is not usually restricted to the mere role of assignor and administrator of the securitized portfolio.

Chart 15. Group’s degree of involvement in its securitization funds

As can be seen in the above chart, the Group has usually taken additional roles such as:

•	Payment Agent.

•	Provider of the treasury account.

•	Provider of the subordinated loan and of the loan for start-up costs, with the former being the one that finances the first-loss tranche, and the latter financing the fund’s fixed expenditure.

•	Administrative agent of the securitized portfolio

The Group has not assumed the role of sponsor of securitizations originated by third-party institutions.

The Group’s balance sheet maintains the first-loss tranches of all securitizations performed.

It is worth noting that the Group has not modified its model for the generation of securitization operations since the credit crunch, which began in July 2007. Accordingly:

•	There have been no transfers of risk through synthetic securitizations. All operations have involved traditional securitizations with simple structures in which the underlying assets were loans or financial leasing.

•	It has not been involved in recurrent structures such as conduits or SIVs. All its issues have been one-offs, with no mandatory commitments for asset repackaging or the replacement of loans.

Methods used for the calculation of risk-weighted exposures in its securitization activity

The methods used to calculate risk-weighted exposures in securitizations are:

•	The standardized approach: when this method is used for fully securitized exposures, in full or in a predominant manner if it involves a mixed portfolio.

•	The IRB approach: when internal models are used for securitized exposures, in full or in a predominant manner. Within the alternatives of the IRB approach, use is made of the model based on external ratings.

4.6.2.	Risk transfer in securitization activities

A securitization fulfills the criterion of significant and effective transfer of risk, and therefore falls within the solvency framework of the securitizations, when it meets the conditions laid down in Rules Fifty-five and Fifty-six in the Solvency Circular.

4.6.3.	Investment or retained securitizations

The table below shows the amounts in terms of EAD of investment and retained securitization positions by type of exposure, tranches and weighting ranges corresponding to securitizations. In the case of originated securitizations, only those in which the Group fulfills the criteria for transfer of risk as of December 31, 2013 and 2012 are included.

Table 32. Amounts in terms of EAD of investment and retained securitization positions

(millions of euros)			12/31/2013
Security Type	Exposure Type	Tranche	EAD broken down by ECAI tranches
			Standard			Advanced
			20%	40%;50%;100%;225% ; 350%;650%	1250%	RW<15%	15%<RW<1250%	1250%
Investment	Balance-sheet exposure	Preferential	4,291	0	0	11	0	0
		Intermediate	0	116	0	0	761	0
		First-loss	0	0	6	0	0	10
	Off-balance-sheet exposure	Preferential	0	0	0	0	0	0
		Intermediate	0	0	0	0	0	0
		First-loss	0	0	0	0	0	0

TOTAL			4,291	116	6	11	761	10

Retained	Balance-sheet exposure	Preferential	11	0	0	28	0	0
		Intermediate	0	89	0	0	25	0
		First-loss	0	0	197	0	0	75
	Off-balance-sheet exposure	Preferential	0	0	0	0	0	0
		Intermediate	0	0	0	0	0	0
		First-loss	0	0	0	0	0	0

TOTAL			11	89	197	28	25	75

(millions of euros)			12/31/2012
Security Type	Exposure Type	Tranche	EAD broken down by ECAI tranches
			Standard			Advanced
			20%	40%;50%;100%;225% ;350%;650%	1250%	RW<15%	15%<RW<1250%	1250%
Investment	Balance-sheet exposure	Preferential	5,783	0	0	20	0	0
		Intermediate	0	263	0	0	578	0
		First-loss	0	0	23	0	0	30
	Off-balance-sheet exposure	Preferential	0	0	0	0	0	0
		Intermediate	0	0	0	0	0	0
		First-loss	0	0	0	0	0	0

TOTAL			5,783	263	23	20	578	30

Retained	Balance-sheet exposure	Preferential	24	0	0	91	0	0
		Intermediate	0	154	0	0	1,692	0
		First-loss	0	0	198	0	0	313
	Off-balance-sheet exposure	Preferential	0	0	0	0	0	0
		Intermediate	0	0	0	0	0	0
		First-loss	0	0	0	0	0	0

TOTAL			24	154	198	91	1,692	313

The reduction seen in the exposure calculated using the standardized approach is due to sale of a large part of the Unnim securitizations, as well as the transfer of the rest of its outstanding securitizations to advanced models.

In addition, the depreciation of the dollar-Mexican peso exchange rate has contributed to a reduction in the exposure to the securitizations of the Group’s companies (primarily Bancomer and Compass).

4.6.4.	Originated securitizations

Rating agencies used

The rating agencies that have been involved in the Group’s issues that fulfill the criteria of risk transfer and fall within the securitizations solvency framework are, generally, Fitch, Moody’s, S&P and DBRS.

In all the SSPEs, the agencies have assessed the risk of the entire issuance structure:

•	Awarding ratings to all bond tranches.

•	Establishing the volume of the credit enhancement.

•	Establishing the necessary triggers (early termination of the restitution period, pro-rata amortization of AAA classes, pro-rata amortization of series subordinated to AAA and amortization of the reserve fund, among others).

In each and every one of the issues, in addition to the initial rating, the agencies carry out regular quarterly monitoring.

Breakdown of securitized balances by type of asset

The next tables give the current outstanding balance, non-performing exposures and impairment losses recognized in the period corresponding to the underlying assets of originated securitizations, in which risk transfer criteria are fulfilled, broken down by type of asset, as of December 31, 2013 and 2012.

Table 33. Breakdown of securitized balances by asset balance

(millions of euros)			12/31/2013
Type of asset	Current balance	Of which: Non-Performing Exposures (1)	Total impairment losses for the period
Commercial and residential mortgages	182	15	61
Credit cards	0	0	0
Financial leasing	286	30	5
Lending to corporates or SMEs	435	54	7
Consumer finance	309	25	20
Receivables	0	0	0
Securitization balances	0	0	0
Other	0	0	0

TOTAL	1,212	124	93

Notes

(1)	It includes the total amount of exposures impaired for reasons of default or for other reasons.

Million euros
Type of asset	Current balance	Of which: Non-Performing Exposures (1)	Total impairment losses for the period
Commercial and residential mortgages	4,884	381	5
Credit cards	0	0	0
Financial leasing	402	32	22
Lending to corporates or SMEs	694	74	13
Consumer finance	577	45	24
Receivables	0	0	0
Securitization balances	0	0	0
Other	0	0	0

TOTAL	6,557	532	64

Notes

(1)	It includes the total amount of exposures impaired for reasons of default or for other reasons.

The originating securitizations calculated using the advanced measurement approach have decreased due to the repurchases made during the year; they no longer have risk transfer and are now weighted by credit risk.

The Group has not securitized positions in revolving structures.

In 2013 and 2012, there were no securitizations that fulfill the transfer criteria according to the requirements of the Solvency Circular, and, therefore, no results were recognized.

BBVA has been the structurer of all transactions effected since 2006 (excluding the Unnim transactions).

The table below shows the outstanding balance of underlying assets of securitizations originated by the Group, in which risk transfer criteria are not fulfilled. These, therefore, are not included in the solvency framework for securitizations; the capital exposed is calculated as if they had not been securitized:

Table 34. Outstanding balance corresponding to the underlying assets of the Group’s originated securitizations, in which risk transfer criteria are not fulfilled

(millions of euros)
Type of asset	Current balance
	2013	2012
Commercial and residential mortgages	19,404	11,414
Credit cards	0	0
Financial leasing	25	31
Lending to corporates or SMEs	3,760	5,509
Consumer finance	1,209	1,300
Receivables	0	0
Securitization balances	0	0
Mortgage-covered bonds	0	4,402
Other	75	96

TOTAL	24,474	22,752

The movement in securitizations with no transfer arises from the combined effect of the repurchase of securitizations (which increases the balance) and their sale and amortization, not to mention the impact of the currency effect.

4.7.	Information on credit risk mitigation techniques

4.7.1.	Hedging based on netting operations on and off the balance sheet

Within the limits established by the rules on netting in each one of the countries in which it operates, the Group negotiates with its customers the assignment of the derivatives business to master agreements (e.g., ISDA or CMOF) that include the netting of off-balance sheet transactions.

The text of each agreement in each case determines the transactions subject to netting.

The mitigation of counterparty risk exposure stemming from the use of mitigation techniques (netting plus the use of collateral agreements) leads to a reduction in overall exposure (current market value plus potential risk).

4.7.2.	Hedging based on collaterals

Management and valuation policies and procedures

The procedures for management and valuation of collateral are included in the Policies and Procedures for Retail and Wholesale Credit Risk.

These Policies and Procedures lay down the basic principles of credit risk management, which includes the management of the collateral assigned in transactions with customers. Accordingly, the risk management model jointly values the existence of a suitable cash flow generation by the obligor that enables them to service the debt, together with the existence of suitable and sufficient guarantees that ensure the recovery of the credit when the obligor’s circumstances render them unable to meet their obligations.

The valuation of collateral is governed by principles of prudence that entail the use of appraisals in real-estate collateral, the market price in market securities, the trading price of shares in mutual funds, etc. These principles of prudence set out the milestones under which collateral valuations need to be updated, according to local regulations.

With respect to the entities that carry out the valuation of the collateral, principles are in place in accordance with local regulations that govern their level of relationship and dependence with the Group and their recognition by the local regulator. These valuations will be updated by statistical methods, indices or appraisals of goods, which shall be carried out under the generally accepted standards in each market and in accordance with local regulations.

All collateral assigned are to be properly instrumented and recorded in the corresponding register, as well as receiving the approval of the Group’s legal units.

Types of collaterals

As collateral for the purpose of calculating equity, the Group uses the coverage established in the Solvency Circular. The following are the main collaterals available in the Group:

•	Mortgage collateral: The collateral is the property upon which the loan is arranged.

Outstanding home mortgage loans as of December 31, 2013 and 2012 had an average LTV of 50% and 51% respectively.

•	Financial guarantees: Their object is any one of the following financial assets, as per the specifications of Rule Thirty-nine in the Solvency Circular:

•	Cash deposits, deposit certificates or similar securities.

•	Debt securities issued for the different categories.

•	Shares or convertible bonds.

•	Other property and rights used as collateral: The following property and rights are considered to be acceptable as collateral:

•	Cash deposits, deposit certificates or similar instruments held in third-party institutions other than the lending credit institution, when these are pledged in favor of the latter.

•	Life insurance policies pledged in favor of the lending credit institution.

•	Debt securities issued by other institutions, provided that these securities are to be repurchased at a pre-set price by the issuing institutions at the request of the holder of the securities.

The exposures covered by financial collateral and other eligible collaterals eligible under the advanced measurement approach stand at €105,545 million and €80,008 million as of December 31, 2013 and 2012, respectively.

The value of the exposure covered with financial collateral and other collateral calculated using the standardized approach is as follows:

Table 35. Exposure covered with financial collateral and other collateral calculated using the standardized approach

(millions of euros)			31/12/2013
Categories of Exposure	Type of collateral
	Exposure covered by financial collateral	Exposure covered by other eligible collateral	Eligible collateral of a financial nature after volatility adjustments
Central governments and central banks	0	0	8,441
Regional governments and local authorities	24	19	1
Public-sector institutions and other public entities	169	0	1
Multilateral development banks	0	0	0
International organizations	0	0	0
Institutions	679	30	36
SMEs	1,441	358	250
Retail	851	96	289
Collateralized with real-estate property	22	305	31
Default status	14	15	14
High risk	0	0	4
Guaranteed bonds	0	0	0
Short-term to institutions and corporates	0	0	0
Collective Investment Institutions	0	0	554
Other exposures	0	0	4

TOTAL EXPOSURE VALUE AFTER GUARANTEES	3,202	824	9,625

(millions of euros)			31/12/2012
Categories of Exposure	Type of collateral
	Exposure covered by financial collateral	Exposure covered by other eligible collateral	Eligible collateral of a financial nature after volatility adjustments
Central governments and central banks	0	0	15,270
Regional governments and local authorities	19	32	0
Public-sector institutions and other public entities	241	0	30
Multilateral development banks	0	0	0
International organizations	0	0	0
Institutions	671	1	51
SMEs	2,038	257	334
Retail	1,043	167	579
Collateralized with real-estate property	38	1,115	14
Default status	55	27	10
High risk	0	4	10
Guaranteed bonds	0	0	0
Short-term to institutions and corporates	11	0	0
Collective Investment Institutions	0	0	0
Other exposures	0	0	7

TOTAL EXPOSURE VALUE AFTER GUARANTEES	4,115	1,602	16,306

4.7.3.	Hedging based on personal guarantees

According to the Solvency Circular, signature guarantees are personal guarantees, including those arising from credit insurances, that have been awarded by the providers of coverage defined in Rule Forty in the Solvency Circular.

As of year-end 2013 and 2012, the Group did not use credit derivatives as collateral.

In the category of Retail exposure under the advanced measurement approach, guarantees impact on the PD and do not reduce the amount of the credit risk in EAD.

The total value of the exposure covered with personal guarantees is as follows:

Table 36. Exposure covered by personal guarantees. Standardized and advanced approach

(millions of euros)		12/31/2013
Categories of Exposure	Exposure covered by personal guarantees
	2013	2012
Central governments and central banks	0	0
Regional governments and local authorities	2,329	2,307
Public-sector institutions and other public entities	123	11
Multilateral development banks	0	0
International organizations	0	0
Institutions	0	69
SMEs	3,456	3,603
Retail	1,541	1,357
Collateralized with real-estate property	974	1,648
Default status	1,896	748
High risk	182	144
Guaranteed bonds	0	0
Institutions and corporates with credit quality, short-term	0	0
Collective Investment Institutions	0	0
Other exposures	303	1,468

TOTAL EXPOSURE VALUE AFTER COLLATERAL UNDER STANDARDIZED APPROACH	10,804	11,356

Central governments and central banks	581	497
Institutions	1,026	592
SMEs	6,184	6,043
TOTAL EXPOSURE VALUE AFTER COLLATERAL UNDER ADVANCED APPROACH	7,791	7,132

TOTAL	18,595	18,488

4.7.4.	Risk concentration

Within the context of credit risk mitigation operations, there are no concentrations of counterparty risk, given the risk management policies applied and the netting and collateral agreements entered into with the main counterparties.

5. Market risk in trading book activities

  1. Differences in the trading book for the purposes of applying the Solvency and the Accounting Circulars

  2. Internal models

•	Scope of application

•	Features of the models used

•	Stress testing

•	Backtesting

5.1.	Differences in the trading book for the purposes of applying the Solvency and the Accounting Circulars

According to Rule Eighty-Three of Bank of Spain Circular 3/2008 (“Composition of the trading book”), “the trading book shall be made up of all the positions in financial instruments and commodities that the credit institution maintains for the ‘purpose of trading’ or that act as hedging for other elements in this book.”

With respect to this book, the rule also refers to the need to establish clearly defined policies and procedures.

For this purpose, regulatory trading book activities defined by the BBVA Group include the positions managed by the Group’s Trading units, for which market risk limits are set and then monitored daily. Moreover, they comply with the other requirements defined in the solvency regulations.

The trading book as an accounting concept is not confined to any business area, but rather follows the true reflection criteria laid down in the accounting regulations. Included in this category are all the financial assets and liabilities originated, acquired or issued with the aim of short-term redemption or repurchase, whether they are part of a jointly-managed portfolio of instruments for which there is evidence of recent action to obtain short-term gains, or derivative instruments that do not comply with the definition of a collateral contract and have not been designated as hedge accounting instruments. Hence, for example, all derivatives are booked as accounting trading book unless they are hedging derivatives, regardless of whether or not they are part of the Trading units’ exposure or they come from other business areas.

5.2.	Internal models

5.2.1.	Scope of application

For the purposes of calculating own funds, the scope of application of the internal model for market risk extends to BBVA S.A. and BBVA Bancomer Trading Floors.

5.2.2.	Features of the models used

The basic measurement model used is value-at-risk (VaR), which provides a forecast with a 99% probability of the maximum loss that can be incurred by trading portfolios in a one-day horizon, stemming from fluctuations in equity prices, interest rates, foreign exchange rates and commodity prices. In addition, for certain positions, other risks also need to be considered, such as credit spread risk, basis risk, volatility and correlation risk. The VaR is calculated by using a historical period of 2 years of observation of the risk factors.

The Bank of Spain has authorized the use of the internal model to calculate the capital risk positions of the trading portfolios of BBVA S.A. (since 2004) and BBVA Bancomer (since 2007). Together, the two account for around 80-90% of market risk in the Group’s trading portfolio. Furthermore, and following guidelines established by Spanish and European regulators, BBVA includes additional metrics to comply with the regulatory requirements. The new market risk measures for the trading portfolio include the calculation of the stressed VaR (to quantify the risk level in extreme historical or market conditions), the quantification of non-performing risks, and of downgrade risks in the rating of some positions held in the portfolio, such as bonds and credit derivatives; they also quantify securitization and correlation portfolio charges, using the standard model.

The market-risk limits model currently in force consists of a system of VaR (Value at Risk) and economic capital limits and VaR sub-limits, as well as stop-loss limits for each of the Group’s business units. The global limits are proposed by the market risk area and approved by the Executive Committee on an annual basis, once they have been submitted to the GRMC and the Board’s Risk Committee.

This limits structure is developed by identifying specific risks by type, trading activity and trading desk. . The control structure in place is supplemented by limits on loss and a system of alert signals to anticipate the effects of adverse situations in terms of risk and/or result.

New monitoring aspects have been added to this limits structure following the new market risk metrics. Specifically, a new limit has been added for IRC and for securitizations and correlation.

Validity tests are performed periodically on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the positions assessed with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing). Backtesting is performed at the trading desk level as an additional control measure in order to carry out a more specific monitoring of the validity of the measurement models.

Value at Risk (VaR) is the basic variable for managing and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level. VaR is calculated in the Group at a 99% confidence level and a one-day time horizon.

Chart 16. Trading Book. VaR without smoothing for the Group

As mentioned earlier, both BBVA S.A. and BBVA Bancomer have received approval from the Bank of Spain to use an internal model developed by the BBVA Group to calculate bank capital requirements for market risk. This model estimates the VaR in accordance with the “historical simulation” methodology, which consists of estimating the losses and gains that would have been produced in the current portfolio if the changing market conditions that occurred over a determined period of time were repeated. Based on this information, it infers the maximum foreseeable loss in the current portfolio with a given level of confidence. The model has the advantage of accurately reflecting the historical distribution of the market variables and of not requiring any specific distribution assumption. The historical period used in this model is two years.

VaR figures are estimated following two methodologies:

•	VaR without smoothing, which awards equal weight to the daily information for the previous two years. This is currently the official methodology for measuring market risks vis-à-vis limits compliance.

•	VaR with smoothing, which weighs more recent market information more heavily. This metric is supplementary to the one above.

VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, but be lower when they present upturns in uncertainty.

The following tables show VaR without smoothing by risk factor for the Group:

Table 37. Trading Book. VaR without smoothing by risk factors for the Group

(millions of euros)
VaR by risk factors	Interest-rate and spread risk	Exchange-rate risk	Equity risk	Vega/correlation risk	Diversification effect (*)	Total
2013
Average VaR for the period						23
Maximum VaR for the period	39	4	2	13	(24)	34
Minimum VaR for the period	19	3	2	11	(18)	17
VaR at end of period	22	4	3	11	(18)	22

2012
Average VaR for the period						22
Maximum VaR for the period	35	2	3	11	(21)	31
Minimum VaR for the period	21	3	1	11	(21)	15
VaR at end of period	35	3	3	9	(19)	30

By type of market risk on the trading book, the main risk in both BBVA, S.A. and BBVA Bancomer is interest-rate and spread risk, with a weight of 45% and 60%, respectively. Volatility and correlation has a weight of 45% in BBVA S.A. compared with 12% in BBVA Bancomer, while equity has a weight of 5% in BBVA S.A. and 16% in BBVA Bancomer, and exchange-rate risk 5% in BBVA S.A. and 12% in BBVA Bancomer.

For the purposes of calculating the capital requirements for financial instruments held for trading, the Group has since 2011 incorporated the new Basel 2.5 requirements, which has had an impact in terms of an increase in capital charges.

Specifically, these charges include:

•	VaR: In regulatory terms, the charge for VaR Stress is added to the charge for VaR and the sum of both (VaR and VaR Stress) is calculated. This quantifies the loss associated with movements in the risk factors inherent in market operations (interest rate, FX, RV, credit, etc.). Both charges are rescaled by a regulatory multiplier set at three and by the square root of ten.

•	Specific Risk: IRC. The specific risk capital for IRC (loss associated with potential events of migration and default in the bond portfolio and credit derivatives) is a charge used exclusively for geographical areas with an approved internal model (BBVA S.A. and Bancomer). The capital charge is determined based on the associated losses (at 99.9% over a time horizon of 1 year under the assumption of constant risk) resulting from the rating migration and/or default status of the asset’s issuer. Also included is the price risk in sovereign positions for the indicated items.

•	Specific Risk: Securitizations and Correlation Portfolios. Capital for the securitizations and the correlation portfolio for potential losses associated with the rating level of a given credit structure (rating). Both are calculated using the standardized approach. The perimeter of the correlation portfolios is referred to FTD-type market operations and/or market CDO tranches, and only for positions with an active market and hedging capacity.

Table 38. Trading Book. Market risk. Regulatory capital

Type of Risk	Item	REGULATORY CAPITAL
€ mill - 2013		TOTAL
Market Risk BIS II	VaR / CeR	163
Market Risk BIS II.5	VaR Stress	259.8
	IRC	192.8
	Securitizations	6.41
	Correlation	12

Total Market Risk		634.01

Stress testing

All the tasks associated with stress, methodologies, scenarios of market variables or reports are undertaken in coordination with the Group’s Risk Areas.

Different stress test exercises are performed on the BBVA Group’s trading portfolios. Both local and global historical scenarios are used, which replicate the behavior of a past extreme event, for example, the collapse of Lehman Brothers or the Tequila crisis. These stress exercises are supplemented with simulated scenarios which aim to generate scenarios that have a significant impact on the different portfolios, but without being restricted to a specific historical scenario. Lastly, for certain portfolios or positions, fixed stress test exercises are also prepared that have a significant impact on the market variables that affect those positions.

Historical scenarios

The base historical stress scenario in the BBVA Group is that of Lehman Brothers, whose sudden collapse in September 2008 had a significant impact on the behavior of financial markets at a global level. The most relevant effects of this historical scenario include:

1) Credit shock: reflected mainly in the increase in credit spreads and downgrades of credit ratings.

2) Increased volatility in most financial markets (giving rise to much variation in the prices of the different assets (currencies, equity, debt).

3) Liquidity shock in the financial systems, reflected in major fluctuations in interbank curves, particularly in the shortest sections of the euro and dollar curves.

Table 39. Trading Book. Impact on earnings in Lehman scenario

	Impact on earnings in Lehman scenario
Million euros	12/31/2013	12/31/2012
GM Europe	-23	-9
GM Bancomer	-67	-82
GM Argentina	-5	-1
GM Chile	-6	-8
GM Colombia	-2	-2
GM Peru	-7	-8
GM Venezuela	-3	-4

Simulated scenarios

Unlike the historical scenarios, which are fixed and, thus, do not adapt to the composition of portfolio risks at any given time, the scenario used to perform the economic stress exercises is based on the Resampling method. This methodology is based on the use of dynamic scenarios that are recalculated on a regular basis according to what the main risks in the trading portfolios are. A simulation exercise is carried out in a data window wide enough to include different stress periods (data is taken from 1-1-2008 until today) by the re-sampling of historical observations. This generates a distribution of gains and losses that allows an analysis of the most extreme events in the selected historical window. The advantage of this methodology is that the stress period is not pre-established, but rather a function of the portfolio held at any given time; and the large number of simulations (10,000) means that the expected shortfall analysis can include richer information than that available in scenarios included in the VaR calculation.

The main features of this methodology are as follows:

a) The simulations generated follow the data correlation structure

b) It provides flexibility in terms of including new risk factors

c) It enables a great deal of variability to be introduced (which is desirable for considering extreme events)

Table 40. Trading Book. Stress resampling

	Stress VaR	Expected Shortfall	Stress Period	Stress VaR 1D
	95 20D	95 20 D		99% Resampling
TOTAL	-73.1	-96.1	02/01/2008-07/10/2010	-35.0
GM Europe, NY and Asia	-34.1	-43.6	02/01/2008-02/12/2009	-17.8
GM Bancomer	-39.0	-52.5	09/10/2008-07/10/2010	-17.2

Backtesting

The Group’s market risk measurement model needs to have a backtesting or self-validation program that assures that the risk measurements being made are appropriate.

The internal market risk model is validated on a regular basis by backtesting in both BBVA S.A. and Bancomer.

The purpose of backtesting is to validate the quality and accuracy of the internal model used by the BBVA Group to estimate the maximum daily loss for a portfolio, for a 99% confidence level and a time horizon of 250 days, by comparing the Group’s results and the risk measures generated by the model. These tests confirmed that the internal market risk model used by BBVA S.A. and Bancomer is adequate and accurate.

Two types of backtesting were performed in 2013:

1.	“Hypothetical” backtesting: the daily VaR is compared with the results obtained without taking into account the intraday results or the changes in the portfolio’s positions. This validates that the market risk metric is appropriate for the end-of-day position.

2.	“Real” backtesting: the daily VaR is compared with the total results, including intraday operations, but deducting any possible allowances or commissions generated. This type of backtesting incorporates the intraday risk in the portfolios.

In addition, each of these two types of backtesting was performed at risk factor or type of business level, thus providing a more in-depth comparison of results versus risk measures.

Backtesting of the internal model for calculating VaR (Value at Risk) was performed in 2013, comparing the daily results obtained with the daily risk level estimated by the VaR calculation model. At the end of the year, the comparison showed that the model worked properly and remained within the “green” area (0-4 exceptions), and the model was thus considered acceptable, as has been the case every year since the internal model for market risk was approved in the Group.

Backtesting in the case of BBVA, S.A. revealed no exceptions in 2013. Credit spreads for Spanish sovereign and corporate debt have continued to narrow over the year and equity markets have generally shown an upward trend. To sum up, backtesting performed in BBVA, S.A. in 2013, at both aggregate and risk factor level, detected no anomalies in the VaR calculation model.

In the case of Bancomer, portfolio losses were only greater than the daily VaR on one occasion, thus validating the correct operation of the model, in line with the Basel criteria.

Chart 17. Trading Book. Validation of the Market Risk Measurement model for BBVA S.A.

Chart 18. Trading Book. Validation of the Market Risk Measurement model for BBVA Bancomer

5.2.3.	Characteristics of the risk management system

The Group has a risk management system that is appropriate for the volume of risks managed, in compliance with the conditions laid out in Rule Ninety-three:

•	Integration of the daily risk calculations into the Group’s risk management.

•	A Risk unit that is independent of the business units.

•	Active participation of management bodies in the risk control process.

•	Sufficient human resources to employ the model.

•	Existence of written procedures that assure the global precision of the internal model used for calculating VaR.

•	Accreditation of the degree of accuracy of the internal model used for calculated VaR.

•	Existence of a stress program.

•	Periodic internal audits performed on the risk measurement system.

The Group employs a backtesting program that ensures that the risk measurements carried out are appropriate.

The Group uses internal validation procedures for the model that are independent of the model development process.

VaR is calculated at a 99% confidence level and a 1-day time horizon. In order to extrapolate to the regulatory 10-day horizon, the figures are multiplied by the square root of 10. A historical period of 2 years is used for risk factor observation.

The market risks model has a sufficiently large number of risk factors, according to the business volume in the various financial markets.

6. Operational risk

  1. Methods employed

  2. Description of the advanced measurement approaches

  3. The Group’s operational risk profile

Operational risk arises from the probability of human error, inadequate or faulty internal processes, system failures or external events. This definition includes legal risk, but excludes strategic and/or business risk and reputational risk.

Operational risk is inherent to all banking activities, products, systems and processes. Its origins are diverse (processes, internal and external fraud, technology, human resources, commercial practices, disasters and suppliers). Operational risk management is integrated into the BBVA Group’s global risk management structure.

The Group has in place an integrated internal control and operational risk methodology. This methodology identifies risks in organizational areas, generates analyses that prioritize risks according to the estimated residual risk (after incorporating control effects), links risks to processes and establishes an objective risk level for each risk type to identify and manage gaps by comparing it with the residual risk level. The Group has developed a corporate application to provide the required support for this methodology: STORM (Support Tool for Operational Risk Management), which includes modules of indicators and scenarios.

The operational risk management framework defined for the BBVA Group includes a governance structure based on: three lines of defense with clear specification of responsibilities; policies and procedures that are common to the whole Group; systems for identifying, measuring, monitoring, controlling and mitigating operational risks and losses; and tools and methodologies that quantify operational risk in terms of capital.

Chart 19. Operational risk management framework: three lines of defense

Chart 20: Characteristics of BBVA’s Operational Risk management model

Soundness	Board Holding - Country - Unit

Depth	Model created in 1999 using database since 2002

Integrated management	Capital, budgets, incentives, internal benchmark, culture

Forward-looking	Uses future variables for analysis, calculation and mitigation

Focus on anticipating what is important	Identifies and prioritizes relevant risks in order to mitigate them

Continuous improvement	Best practices function and continuous updating

BBVA’s operational risk management model is designed and coordinated by the Corporate Operational Risk Management function, which is part of Global Risk Management, and the Operational Risk Management (ORM Country) units, which are located in the Risks units of different countries and business areas. The business or support areas have operational risk managers (ORM Business) who report functionally to ORM Country, and are responsible for implementing the model in the day-to-day operations of the areas. This gives the Group a view of risks at the process level, where risks are identified and prioritized and mitigation decisions are made. Following a bottom up approach, this system enables a general view in each level.

To carry out this task, BBVA has several tools already running that cover both qualitative and quantitative aspects of operational risk:

•	Operational Risk management tool: The corporate tool STORM was implemented throughout the Group in 2013. The identification and management of the most relevant risks have been key aspects discussed at the Operational Risk Management Committee meetings of the business and support units held throughout the year.

•	Indicators. The indicators anchored in the main residual risks and their controls were consolidated in 2013. This model is included in STORM. The indicators measure the development of risks and their controls over time, generate alert signals, and provide an ongoing measurement of the effectiveness of controls. These indicators are defined and monitored by specialists.

•	SIRO. Operational risk events nearly always have a negative impact on the Group’s income statements. To keep these events under control, they are recorded in a database called SIRO. To ensure reliability, 95% of its inputs are fed directly from accounting data through automatic interfaces. The internal SIRO data are supplemented with information from an external database at the Operational Risk Exchange (ORX) consortium. ORX is a non-profit association founded by twelve international banks in 2002 and currently has 65 members in 18 countries.

The Group has additional tools to assist in handling the data for calculating capital and making other necessary estimates.

The operational risk events are classified according to the risk categories established by Basel II: processes, fraud (internal and external), IT, human resources, commercial practices, disasters and suppliers.

Spain and Mexico quantifies operational risk using internal models based on the Loss Distribution Approach methodology: distribution of losses determined by the evolution of the frequency and severity distribution of operational events, considering a one-year period and a confidence level of

99.9%. The methodology to calculate capital using internal models involves databases of internal operational events, external databases, scenarios and several business environment factors and internal control.

In 2010, the Bank of Spain authorized the advanced measurement approach (AMA) to calculate the capital requirements, consolidated by operational risk in Spain and Mexico, where most of the Group’s assets are allocated. BBVA is as of to this date the only bank authorized by the Bank of Spain to apply advanced models to calculate capital requirements by operational risk. While the basic model is still applied exceptionally, the standard model is used to calculate capital in the rest of the geographical areas.

The capital resulting from the application of the advanced models is adjusted by factors related to the environment of the country and by internal control factors that depend on the level of mitigation of the weaknesses identified by the controls.

Admission of operational risk

As part of its continuous improvement of the admission stage of operational risk, the CORM function has implemented a new procedure for approving new businesses, products and services. It was put in place in 2013 and will be completed in 2014 with the implementation of a workflow tool to facilitate management and documentation, providing the procedure and the decision-making process with greater reliability and a monitoring capability. With this procedure, BBVA has integrated operational risk management further into the Group’s day-to-day operations, and adopted the best practices and recommendations made recently by European bodies and regulators. The improvements introduced for approval of businesses, products and services are:

•	A clearer distinction between business and product and/or service.

•	A simpler governance, made up of committees with a broader level of representation that combines the global vision of businesses and products in the business and geographical areas.

•	A definition of the stages and tasks that the approval processes have to comply with, as well as the people responsible for carrying them out.

•	Stronger monitoring of new businesses and products after their approval.

A key role for the operational risk function, as coordinator and guarantor of the application of the criteria and processes, and for the different specialists involved, who take decisions within their field of expertise.

6.1.	Methods used

In keeping with the Solvency Circular, advanced models (the AMA method) are used in a significant portion of the banking perimeter to calculate the regulatory capital for operational risk under Pillar I.

Specifically, this method is used in Spain and Mexico. For the rest of the Group, the calculation is carried out by applying the basic or standardized approach, as required, to the relevant consolidated income from the remaining subsidiaries.

As already mentioned, in March 2010 the BBVA Group received authorization from the Bank of Spain to apply advanced models for calculating regulatory capital by operational risk in Spain and Mexico.

Until December 2011, the Group maintained a capital requirement floor in place for the results of its internal model to ensure they did not fall below the requirements of the standard operational risk model. Given the positive performance of the internal model since its approval, the Group requested that the Bank of Spain withdraw the floor referred to. Since the close of 2011, the Group calculates its capital requirements without the floor, although with what is still a partial recognition of the effect of diversification, which gives rise to more conservative estimates.

In 2013 and after the integration of Unnim into BBVA S.A., its banking activity was included under the calculation perimeter of the advanced measurement approach.

6.2	Description of the advanced measurement approaches

The advanced internal model follows the LDA (Loss Distribution Approach) methodology. This methodology estimates the distribution of losses by operational event by convoluting the frequency distribution and the loss given default distribution of these events.

The calculations have been made using internal data on the Group’s historic losses as its main source of information. External databases (ORX consortium) have been employed to enrich the data from this internal database and to take account of the impact of possible events not yet considered therein; scenario simulations have also been included using information from the Group’s operational risk self-assessment tool.

The distribution of losses is constructed for each of the different types of operational risk, which are defined as per Basel Accord cells; i.e. a cross between business line and risk class. In those cases in which there is not sufficient data for a sound analysis, it becomes necessary to undertake cell aggregations, and to do so the business line is chosen as the axis. In certain cases, a greater disaggregation of the Basel cell has been selected. The objective consists of identifying statistically homogenous groups and a sufficient amount of data for proper modeling. The definition of these groupings is regularly reviewed and updated.

The Solvency Circular establishes that regulatory capital for operational risk is determined as the sum of individual estimates by type of risk, but allowing the option of incorporating the effect of the correlation among them. This impact has been taken into consideration in BBVA estimates with a conservative approach.

The model of calculating capital in both Spain and Mexico incorporates factors that reflect the business environment and situation of internal control systems. Thus the calculation obtained is higher or lower according to how these factors change in anticipating the result.

As regards other factors considered in the Solvency Circular, current estimates do not include the mitigating effect of insurance.

Finally, the capital resulting from the application of the advanced models is adjusted by factors related to the environment of the country and by internal control factors that depend on the level of mitigation of the weaknesses identified by the controls.

The tables below show the operational risk capital requirements broken down according to the calculation models used and by geographical area, to provide a global vision of capital consumption for this type of risk:

Table 41. Regulatory capital for operational risk

(millions of euros)
Regulatory capital for operational risk	2013	2012
Advanced	1,310	1,333
Spain	796	782
Mexico	514	551
Standard	975	867
Basic	136	205

BBVA Group total	2,421	2,405

Chart 21. Capital required by method

The increased capital requirement is mainly due to changes to the standard model, originated by the increase in relevant income, primarily in countries like Venezuela, Argentina and Peru, and also as a result of the migrations in Paraguay and Uruguay, which previously were calculated using the Basic Model.

Lastly, the Basic Model decreases due to the aforementioned migrations and to Unnim’s switch to the Advanced Model.

6.3	The Group’s operational risk profile

BBVA’s operational risk profile is shown below by class of risk after assessing the risks, resulting in the following monetary distribution:

Chart 22. BBVA’s operational risk profile by class of risk after assessing the risks

The charts below show the distribution of historical operational losses by class of risk and country, revealing a concentration of losses as a result of the materialization of external fraud events and processes.

Chart 23. Distribution of historical operational losses by class of risk and country

7.	Investments in capital instruments not included in the trading book

  1. Differentiation between portfolios held for sale and those held for strategic purposes

•	Portfolios held for sale

•	Portfolios held for strategic purposes

  2. Accounting policies and instrument valuation

  3. Book value of equity investments

  4. Exposure in equity investments and capital instruments

7.1.	Differentiation between portfolios held for sale and those held for strategic purposes

7.1.1.	Portfolios held for sale

The portfolio held for sale is reflected in accounting terms by the entry entitled available-for-sale assets. In the case of capital instruments, this portfolio will include the capital instruments of institutions that are not strategic, that are not classified as the Group’s subsidiaries, associates, or jointly controlled entities, and that have not been included in the fair value through profit or loss category.

7.1.2.	Portfolios held for strategic purposes

The portfolio held for strategic purposes is included for accounting purposes under the heading of available-for-sale financial assets. An investment in capital instruments is considered strategic when it has been made with the intent of setting up or maintaining a long-term operating relationship with the subsidiary, although there is no significant influence on it, if at least one of the following situations is in place:

•	Representation on the Board of Directors or equivalent management body in the subsidiary.

•	Participation in the policy setting process, including those related to dividends and other payouts.

•	The existence of significant transactions between the investing institution and the subsidiary.

•	The exchange of senior management staff.

•	The supply of expert information of an essential nature.

7.2.	Accounting policies and instrument valuation

The financial instruments contained in the available-for-sale financial assets portfolio are valued at their fair value both in their initial entry and on subsequent valuations. These changes are recorded in equity unless objective evidence exists that the fall in value is due to asset impairment where the amounts recorded will be written-off from equity and they will be taken directly to the income statement.

The fair value is the price that would be received for selling an asset or paid for transferring a liability in an orderly transaction between market participants. It is therefore a market-based measurement, and not specific to each entity.

The fair value is reached without making any deduction in transaction costs that might be incurred due to sale or disposal by other means.

In the initial entry, the best evidence of fair value is the listing price on an active market. When these prices are not available, recent transactions on the same instrument will be consulted or the valuation will be made using mathematical measurement models that are sufficiently tried and trusted by the international financial community. In subsequent valuations, fair value will be obtained by one of the following methods:

•	Prices quoted on active markets for the same instrument, i.e., without modification or reorganizing in any way.

•	Prices quoted on active markets for similar instruments or other valuation techniques in which all the meaningful inputs are used based on directly or indirectly observable market data.

•	Valuation techniques in which some meaningful input is not based on observable market data.

When it is not possible to reliably estimate a capital instrument’s fair value, it will be valued at its cost.

7.3.	Book value of equity investments

The accompanying table shows the book values of portfolios held for sale and those held for strategic purposes:

Table 42. Book value of equity investments

(millions of euros)
	Book value (million euros)
Item	Permanent Investment Portfolio (1)	Available-for-sale financial assets	Other financial assets with changes in P&L	Total
12/31/2012	6,795	3,965	2,076	12,836
12/31/2013	4,722	5,968	1,750	12,439

Note (1): It includes shares in associates and jointly-controlled entities

As shown in the above chart, there has been a decrease in the book value of the permanent investment portfolio and an increase in available-for-sale financial assets, due to the transfer of the Group’s remaining stake in China Citic to the available-for-sale portfolio.

The fair value of the permanent investment portfolio, calculated on the basis of the official trading price of the listed companies, was €877 million and €2,136 million below the book value as of December 31, 2013 and 2012, respectively.

7.4	Exposure in equity investments and capital instruments

The accompanying table shows the types, nature and amounts of the original exposures in equity investments listed or unlisted on a stock market, with an item differentiating sufficiently diversified portfolios and other unlisted instruments:

Table 43. Exposure in equity investments and capital instruments

(millions of euros)		12/31/2013
Item	Type of Exposure (1)
	Non-derivatives	Derivatives
Exchange-traded instruments	5,216	204
Non-exchange traded instruments	3,289	109
Included in sufficiently diversified portfolios	3,289	109
Other instruments	—	—

Total	8,505	313

Note (1): Depending on their nature, equity instruments not included in Trading Book Activity will be separated into derivatives and non-derivatives. The amount shown refers to original exposure, i.e. gross exposure of value corrections through asset impairment and provisions, before applying risk mitigation techniques.

(millions of euros)		12/31/2012
Item	Type of Exposure (1)
	Non-derivatives	Derivatives
Exchange-traded instruments	3,547	94
Non-exchange traded instruments	2,608	-15
Included in sufficiently diversified portfolios	2,608	-15
Other instruments	—	—

Total	6,155	79

(1)	Depending on their nature, equity instruments not included in Trading Book Activity will be separated into derivatives and non-derivatives. The amount shown refers to original exposure, i.e. gross exposure of value corrections through asset impairment and provisions, before applying risk mitigation techniques.

As regards the amounts resulting from the sale or liquidation of capital instruments or equity investments, the bank registered losses of €2,366 million as of December 31, 2013 and profits of €49 million as of the close of 2012. This increase in losses is due mainly to the sale of China Citic, as mentioned in section 1.1.3.

In equity, the bank registered €94 million in profits as of December 2013 and losses of €125 million at the close of 2012.

The increase in exposure on the previous year is due to the aforementioned incorporation of the stake in China Citic Bank.

8. Interest-rate risk

 1. Nature of interest rate risk and key hypotheses

 2. Variations in interest rates

8.1.	Nature of interest rate risk and key hypotheses

The Group’s exposure to variations in market interest rates is one of the main financial risks linked to the pursuit of its banking operations. The risk of repricing, which stems from the difference between the periods for reviewing interest rates or the maturity of investment transactions vis-à-vis their financing, constitutes the basic interest rate risk to be considered. Nonetheless, other risks such as the exposure to changes in the slope and shape of interest-rate curves and the risk of optionality present in certain banking transactions are also taken into consideration by risk control mechanisms.

The sensitivity measurements of the Group’s net interest income and economic value in the face of variations in market interest rates are complemented by forecast scenarios and risk measurements using curve simulation processes, thereby allowing an assessment of the impact changes have on the slope, curvature and parallel movements of varying magnitude.

Especially important in the measurement of structural interest rate risk, which is carried out every month, is the establishment of hypotheses on the evolution and performance of certain items on the balance sheet, especially those involving products with no explicit or contractual due date.

The most significant of these hypotheses are those established on current and savings accounts, since they largely condition risk levels given the volume they represent within the liabilities of the Group’s financial institutions.

A prior step to the study of these liabilities necessarily involves “account segmentation.” To do so, the balances on the balance sheet are broken down by products, analyzed separately and subsequently grouped according to their common features, especially with regard to the type of customer and the criteria on the remuneration of each account, independently of the accounting standards on grouping.

A first stage involves analyzing the relationship between the trends in market interest rates and the interest rates of those accounts with no contractual due date. This relationship is established by means of models that show whether the account’s remuneration can be considered either fixed-rate (there is no relationship between the two variables) or variable-rate. In this latter case, an assessment is made of whether this relationship is produced with some form of delay and what the percentage impact of the variations in market interest rates is on the account’s interest rate.

Subsequently, an analysis is made of the changes over time of the balances in each category in order to establish their overall trend against the seasonal variations in the balance. It is assumed that these seasonal variations mature in the very short term, whereas the trend in the balance is assigned a long-term maturity. This prevents oscillations in the level of risks caused by momentary variations in balances, thus favoring the stability of balance-sheet management. This breakdown of amounts is made by the regressions that best adjust historical changes to the balance over time.

Group companies have opted for different procedures to determine the maturity of transactional liabilities, taking into account the varying nature of markets and the availability of historical data. In the case of the Group, a descriptive analysis of the data is used to calculate the average contractual period of the accounts and the conditioned probability of maturity for the life cycle of the product. A theoretical distribution of maturities of the trend balance is then estimated for each of the products, based on the average life of the stock and the conditioned probability.

A further aspect to be considered in the model’s hypotheses is the analysis of the prepayments associated with certain positions, especially with the loan-book and mortgage portfolios. Changes in market interest rates, together with other variables, condition the incentives for the Bank’s customers to make an early prepayment of the loan granted, thus modifying the calendar of payments initially specified in the contract.

The analysis of historical information relating to loan prepayments, and to changes in interest rates, establishes the relationship between the two at any particular moment and estimates future prepayment in a given interest-rate scenario.

8.2.	Variations in interest rates

The following tables present the average levels of interest rate risk in terms of the sensitivity of net interest income and economic value for the Group’s main financial institutions as of December 31, 2013:

Table 44. Variations in interest rates

	Impact on Net Interest Income (1)
	Increase of 100 basis points	Decrease of 100 basis points
Europe	+6.41%	-7.80%
BBVA Bancomer	+2.27%	-2.27%
BBVA Compass	+6.27%	-8.11%
BBVA Ads	+1.53%	-1.39%

BBVA GROUP	+3.42%	-3.90%

(1)	Percentage relating to “1 year” net interest income forecast in each entity.

	Impact on Economic Value (1)
	Increase of 100 basis points	Decrease of 100 basis points
Europe	+1.58%	-1.92%
BBVA Bancomer	-1.39%	+1.59%
BBVA Compass	+1.60%	-6.51%
BBVA Ads	-2.39%	+3.01%

BBVA GROUP	+0.80%	-1.66%

(1)	Percentage relating to each entity’s capital base.

The negative sensitivity to a fall in interest rates in Europe and the U.S. is limited by the current level of rates, very close to zero, which prevents the occurrence of extremely adverse scenarios. This is not the case with rise scenarios, with a greater range, which generates a positive asymmetry in potential results due the positioning of the balance sheets.

9. Liquidity and funding risk

  1. Liquidity and funding management

  2. Governance and monitoring of liquidity and funding risk

  3. Liquidity and funding prospects

9.1	Governance and monitoring of liquidity and funding risk

The liquidity and planning strategy in the BBVA Group is executed with segregation of roles and responsibilities, with the areas involved optimizing risk management and decision-making being properly escalated to the various governing bodies. The areas and bodies that exercise the most relevant functions in managing liquidity and funding risk are determined.

The Assets and Liabilities Committee (ALCO) makes decisions based on the proposals submitted by the Balance-Sheet Management unit, which designs and executes the strategies to be implemented, using the internal risk metrics in accordance with the corporate model. The evaluation and execution of the actions in each one of the UGLs are carried out by ALCO and the Management units corresponding to these UGLs.

The Global Risk Management (GRM) corporate area acts as an independent unit that is responsible for monitoring and analyzing risks, standardizing risk management metrics and providing tools that can anticipate potential deviations from targets. It also monitors the level of compliance with the risk limits established by the Executive Committee and reports regularly to the Risk Management Committee, the Board of Directors’ Risk Committee and the Executive Committee, in accordance with the current corporate policy.

The liquidity and funding risk metrics designed by GRM preserve a risk profile appropriate for the BBVA Group’s Liquidity and Funding Risk Appetite Framework, as per the retail business model that governs its activity. To this end, objectives are specified and integrated into the decision-making process for managing liquidity and funding risk. These metrics are monitored individually for each UGL and target profiles are established based on internal methodologies that consider both the activity of each individual UGL, within the context of the situation of the economy and the financial sector it belongs to, and the prospects in terms of business capacity and risks in their activity. These metrics include:

•	The Loan to Stable Customer Deposit ratio becomes one of the main elements of management, ensuring that adequate self-funding levels exist at all times for the on-balance-sheet loan book. The objectives of this ratio have been established in the 100%-125% range based on the UGL and according to the methodology in place. In 2013 there have been no overruns for any UGL in relation to the limits established for this ratio, and significant progress has been made in reaching the target set for all the UGLs.

•	Supplementing the self-funding levels established for the balance sheet, the second element involves promoting proper diversification of the wholesale funding structure, avoiding excessive reliance on short-term funding. The maximum accumulated amounts acceptable for resorting to short-term funding are established by intervals of time. In general, all the UGLs have maintained this resorting within the acceptable limits and in the specific case of the Euro UGL the margin has been kept at close to 50%.

•	In order to maintain control over short-term liquidity management, the internal metrics promote short-term resistance of the liquidity risk profile, guaranteeing that each UGL has sufficient collateral to deal with the risk of an unexpected change in the behavior of the markets or wholesale counterparties that prevents access to funding or requires the UGL to access funding at unreasonable prices. The requirements are established for a time horizon of up to 12 months and according to intervals of time. In the case of the Euro UGL, in 2013 the sufficiency of collateral was above 125% as an annual average for all the intervals of time up to 12 months.

In addition, stress analyses are an essential element for monitoring liquidity and funding risk, since they make it possible to anticipate deviations from the liquidity targets and limits established by the Risk Appetite Framework. They also play a fundamental role in the design of the Liquidity Contingency Plan and the definition of the measures to be adopted to rectify the risk profile if necessary. Because of their proactive nature, the results of the stress tests play a key role in the design of contingency plans and the definition of the strategies to be implemented to deal with a liquidity stress event.

Stress analysis considers four scenarios, one central and three crisis-related: systemic crisis; unexpected internal crisis with a considerable rating downgrade and/or affecting the ability to issue in wholesale markets and the perception of business risk by the banking intermediaries and the bank’s customers; and a mixed scenario, as a combination of the two aforementioned scenarios. Each scenario considers the following factors: liquidity existing on the market, customer behavior and sources of funding, impact of rating downgrades, market values of liquid assets and collateral in a situation of stress, and the interaction between liquidity requirements and the evolution of the bank’s asset quality.

In short, the stress scenarios cover a wide range of events and degrees of severity in order to reveal the vulnerabilities of the funding structure to a full test on the entire balance sheet. In the specific case of the Euro UGL, these stress results show that throughout 2013 it maintained a sufficient buffer of assets to cover the estimated liquidity outflows in a combined scenario of a systemic crisis and an unexpected internal crisis.

To sum up, for the BBVA Group’s UGLs as a whole, 2013 saw a strengthening of the funding and short-term liquidity management structures that reduce the vulnerability of the balance sheets to situations of stress. In specific cases, such as the Euro Balance Sheet, after recent years characterized by an environment of adaptation to the demand of activity and the reinforcement of the lines of finance, the most significant aspect in 2013 was the gradual improvement in the stability of wholesale funding markets. As a result of the positive evolution of the sovereign risk premiums in Europe and the improved growth forecasts for the euro zone, the Euro balance sheet has also benefited from the high liquidity available in the markets. In this context, BBVA has managed to reinforce the liquidity position and improve its funding structure on the basis of the growth of its self-funding from stable customer funds, reducing by 7 percentage points the weight of funding needs on the entire liquidity balance of the Euro UGL. It also closed the Structural Gap at around €40bn, which came mostly from the improvement in the Credit Gap (€33bn).

As for the new regulatory framework, the BBVA Group is continuing to develop a orderly plan to adapt to the regulatory ratios that will allow it to adopt best practices and the most effective and strictest criteria for their implementation sufficiently in advance. In January 2013, some aspects of the document published by the Committee on Banking Supervision in December 2010 in relation to the Liquidity Coverage Ratio (LCR) were updated and made more flexible. One of these aspects is that the ratio will be included as a regulatory requirement as of January 1, 2015, associated with a demand for 60% compliance, which should reach 100% by January 2019. This reference was exceeded throughout 2013 in the successive calculations of the LCR for the BBVA Group and maintained above 100%.

In addition, the Committee on Banking Supervision has once again begun to review the Net Stable Funding Ratio (NSFR), which seeks to increase the weight of medium and long-term funding on the banks’ balance sheets. It will be under review until mid-2016 and will become a regulatory requirement starting on January 1, 2018. This review has had a positive effect on the calculations obtained for the BBVA Group, similarly to other banks predominantly engaged in retail activities, which provides ratio levels slightly above the required reference.

9.2	Liquidity and funding prospects

Liquidity and funding management of the BBVA Group’s balance sheet helps to fund the recurrent growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of funding. A core principle of the BBVA Group’s liquidity and funding management is the financial independence of its banking subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation and that there is sustainable growth in the lending business.

In 2013, short and long-term wholesale funding markets performed very well in Europe and in Spain as a result of the ECB’s measures, the significant progress made in European integration and banking union, and the improved risk perception of European countries. This improvement resulted in a reopening of the market in early 2013 for the main Spanish financial institutions. BBVA has been able to access the markets normally, as can be seen by its successful issuances in the covered bonds, senior debt and regulatory capital (issuance of CoCos eligible as Additional Tier 1) markets. In the first quarter, BBVA completed three public issues on the wholesale senior debt and covered bonds markets for a total amount of €4 billion (3 billion in senior debt and one billion in covered bonds), with very high levels of demand and acceptance among foreign fixed-interest investors.

The capital markets are currently open for all BBVA products and maturities, with strong demand for credit by all kinds of investors.

The improved risk perception of Spanish debt and of BBVA has driven a continued narrowing of the levels of both on the secondary market. This decrease of more than 150 bp in one year reduces the financial cost of the new issuances: 5-year senior in January 2014 at MS + 118 vs 5-year senior in January 2013 at MS + 295 or EUR AT1 in February 2014 with 7% coupon vs 9% for USD AT1 in May 2013.

Chart 24. Changes in spread for wholesale issues

The strong liquidity generated by the balance sheet in the BBVA Group (more than €33 bn) is due to the significant reduction in the Credit GAP (a combination of i) decline in lending in the euro zone and ii) increases in customer funds), which has been considerable in the euro zone and South America and moderate in Mexico and the U.S.

Each of the entities also maintains a diversified liquidity fund including liquid assets and securitized assets. The table below shows the rates and amounts of instruments included in the liquidity fund at the most significant units:

Table 45. Types and amounts of instruments included in the liquidity fund of the most significant units

(millions of euros)				12/31/2013
	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Other
Cash and balances at central banks	10,826	6,159	1,952	6,843

Assets from credit transactions with central banks	32,261	3,058	9,810	7,688
Central government issues	16,500	229	904	7,199
Of which: Spanish government bonds	14,341	0	0	0
Other issues	15,761	2,829	2,224	489
Loans	0	0	6,682	0

Other non-eligible liquid assets	4,735	425	278	396

ACCUMULATED AVAILABLE BALANCE	47,823	9,642	12,040	14,927

(1):	It includes BBVA S.A. and BBVA Portugal S.A.

The euro zone has been one of the geographical areas with the greatest internal contribution of liquidity. This strong internal generation of liquidity has been used to:

•	Cancel the Medium and Long-Term Issuance Program in April 2013

•	Reduce the need to resort to the ECB (€20 bn less)

In 2013, reliance on wholesale funding was reduced significantly and, therefore, the customer funds/total liabilities and Loan to Stable Customer Deposits ratios improved.

There was also a significant improvement in the euro zone’s wholesale funding structure, reducing reliance on both short-term funding and secured funding. This change in composition has improved the bank’s risk profile significantly by increasing the available assets to deal with possible tension in the unsecured financial markets (ratio above 2.5).

As mentioned earlier, the situation outside Europe has also been very positive, as the liquidity position has once again been reinforced in all the geographical areas where the Group operates. Thanks to the capacity of BBVA’s franchises to attract funds, there has been no need to access the international financial markets, and the Group’s funding structure has also improved once again.

These improvements in the liquidity profile in all the geographical areas is reflected in a Liquidity Coverage Ratio (regulatory short-term liquidity ratio defined by the Basel Committee) at Group level of over 100% throughout 2013.

The economic prospects for 2014 are positive, with growth forecasts in Europe. There is uncertainty surrounding the risk of deflation and the withdrawal of the Fed’s repurchase program (end of QE) and the end of its expansive policy.

The Euro balance sheet will continue to provide liquidity in 2014, although the amounts will be much more moderate than in 2013, through a reduction in the loan book and an increase in customer funds. Reliance on wholesale funding will also be reduced and the retail profile of the balance sheet will increase. Taking into account the ample liquidity existing in cash (over €10 bn at the end of the year) and the additional contribution of liquidity from the balance sheet in 2014, there is no need to renew all the medium and long-term wholesale funding maturities for 2014. In the first two months of the year, BBVA has once again had access to the markets on very favorable terms, specifically through the issuance of €1 bn of senior debt and €1.5 bn of regulatory capital (Additional Tier 1).

The evolution of liquidity in the rest of the geographical areas is expected to be as positive as in 2013, with slow growth in the loan book and funds.

The following is a breakdown of maturities of wholesale issues by the nature of the issues:

Table 46. Maturity of wholesale issues by nature

(millions of euros)					12/31/2013
Maturities of wholesale issues	2014	2015	2016	After 2016	Total
Senior debt	4,630	5,544	2,163	3,219	15,556
Mortgage-covered bonds	6,905	4,444	5,123	16,568	33,040
Public-covered bonds	1,305	—	150	984	2,439
Regulatory capital instruments (1)	—	63	207	4,789	5,059
Other long-term financial instruments	1	0	152	710	863

Total general	12,841	10,051	7,795	26,270	56,957

(1):	Regulatory capital instruments are classified in this table by terms according to their contractual maturity.

In conclusion, the BBVA Group’s proactive policy in liquidity management, its retail business model with an ample contribution of liquidity in 2014 and the reduced size of its assets, all give it a comparative advantage with respect to its European competitors. Moreover, the continued positive proportion of retail deposits on the balance sheet in all its geographical areas means the Group can continue to improve its liquidity position, while at the same time improving its funding structure.

The collateralized funding obtained by the Group amounted to nearly €111,000 million at the end of 2013, 19% of the total balance sheet, compared with €137,300 million and 22.1% the previous year. Collateralized funding, diversified by instruments and counterparties, corresponds mainly to issues of mortgage-covered and public-covered bonds, securitizations, assets sold under repurchase agreements and resorting to central banks.

In addition, within the framework of the policy implemented in recent years to strengthen its net worth position, the BBVA Group will at all times adopt the decisions it deems advisable to maintain its high level of capital solvency. In particular, the Annual General Meetings held on March 11, 2011, March 16, 2012 and March 15, 2013 authorized the issuance of fixed-income securities and convertible securities, which are specified in Note 27 to the Annual Consolidated Financial Statements as of December 31, 2013.

10. Information on remuneration

Circular 3/2008, dated May 22, on the calculation and control of minimum capital base requirements, lays down in its rule 117 bis that entities must disclose to the public and update periodically (at least once a year) the following information on its remuneration policy and practice, including salaries and discretionary pension benefits, for the following: directors and other senior officers; employees who are risk takers or are responsible for control functions; and any other employees whose total remuneration takes them into the same remuneration bracket as directors, senior officers and risk takers, and whose professional activities have a material impact on the institution’s risk profile (hereinafter, “the Identified Staff”).

10.1.	Information on the decision-making process for establishing the remuneration of the Identified Staff

As set out in BBVA’s Bylaws, the Board Regulations stipulate that one of the powers of the Board of Directors is to approve the remuneration policy of employees whose professional activities have a material impact on the institution’s risk profile and to adopt decisions on directors’ remuneration, and, in the case of executive directors, the remuneration for their executive functions and other conditions set out in their contracts.

The Regulations of the Board of Directors of BBVA set out the internal rules for the operation of the Board and its Committees, which provide assistance on matters within their competence. The Remuneration Committee assists the Board with matters related to remuneration as set out in the Board Regulations, ensuring that the remuneration policy established by the Company is complied with.

As set out in Article 36 of the Regulations of the Bank’s Board of Directors, the Remuneration Committee performs the following functions:

a.	Propose, within the framework established in the Company Bylaws, the remuneration system for the Board of Directors as a whole, in terms of both items and amounts and the form in which they are paid.

b.	Determine the extent and amount of the remuneration, entitlements and other economic rewards for the Chairman & CEO, the President & COO and, where applicable, other executive directors of the Bank, so that these can be reflected in their contracts. The Committee’s proposals on such matters will be submitted to the Board of Directors.

c.	Issue a Report on the directors’ remuneration policy each year. This will be submitted to the Board of Directors, which will in turn inform the Company’s Annual General Meeting each year.

d.	Propose to the Board the remuneration policy for senior officers, as well as the basic conditions of their contracts, and directly supervise the remuneration of senior officers responsible for risk management and compliance functions.

e.	Propose a remuneration policy to the Board for employees whose professional activities may have a material impact on the institution’s risk profile.

f.	Oversee observance of the remuneration policy established by the Company and periodically review the remuneration policy applied to executive directors, senior officers and employees whose professional activities may have a material impact on the institution’s risk profile.

g.	Any others that may have been assigned under these Regulations or conferred by a decision of the Board of Directors.

As of the date of this report, the Remuneration Committee was composed of five members, all of them external directors; the majority are independent, including its chairman, and therefore none of its members have executive positions in the entity.

Table 47. Composition of the Remuneration Committee

Name and surname(s)	Position	Status
Carlos Loring Martínez de Irujo	Chairman	Independent
Ignacio Ferrero Jordi	Member	Independent
José Maldonado Ramos	Member	External
Juan Pi Llorens	Member	Independent
Susana Rodríguez Vidarte	Member	Independent

In compliance with its functions, the BBVA Remuneration Committee met six times in 2013 to deal with matters that fall under its responsibility.

In relation to the determination of the remuneration of Identified Staff, the matters analyzed include direct supervision of the remuneration of managers in the Risk and Compliance areas and review of the application of the remuneration policy approved in 2011 for executive directors, the Management Committee and Identified Staff.

The Board of Directors of BBVA also approved on January 30, 2014, as per the proposal submitted by the Remuneration Committee, the Annual Report on Remuneration of BBVA Directors, in accordance with the new framework established by the Spanish Securities and Exchange Commission (CNMV) through Circular 4/2013, dated June 12. This Report was submitted to a consultative vote at the Annual General Meeting held on March 14, 2014, pursuant to the provisions of Section 61 ter of the Securities Market Act, and approved by 92.43% of the votes cast and is available on the Bank’s website (www.bbva.com).

The Annual Report on the Remuneration of BBVA Directors includes a description of the basic principles of the Bank’s remuneration policy with respect to the members of the Board of Directors, whether executive or non-executive, as well as a detailed presentation of the different elements making up their remuneration. It has been prepared in accordance with BBVA’s Bylaws and the Board of Directors’ Regulations. The Report also includes the principles and basic elements of the Bank’s general remuneration policy.

As already indicated, BBVA has a decision-making policy system for this matter in which the Remuneration Committee plays a key role. It is responsible for determining the amount of fixed and variable remuneration for the executive directors and the remuneration policy applicable to the Identified Staff, including the members of the Group’s senior management; it then submits the corresponding proposals to the Board. To perform its functions, in 2013 the Remuneration Committee and the Board of Directors have been supported by the Bank’s internal services and the information provided by one of the leading global consultants on remuneration for board members and senior officers, Towers Watson.

The Remuneration Committee conducts an annual review of the application of the remuneration policy approved by the Bank’s Board of Directors, as established in Article 76 quinquies 1. e) of Royal Decree 216/2008, dated February 15.

In addition, all the decisions relating to share-based remuneration affecting the executive directors and members of the Group’s senior management must be approved by the Annual General Meeting of Shareholders of the Bank. The AGM decides on the essential aspects of the corresponding share-based remuneration plans and is submitted the Annual Report on the Remuneration of BBVA Directors for consideration.

This system ensures an adequate decision-making process on questions of remuneration.

In 2013 the members of the Remuneration Committee received an aggregate total of €278,000 for their work on it. The Report on the Remuneration of BBVA Directors includes a breakdown of the remuneration by item and committee member.

10.2.	Description of the different types of employees and executive officers included in the Identified Staff

As set out in Article 76 quinquies 1. a) of Royal Decree 216/2008, BBVA has identified the following groups of professionals as affected by the requirements of this law (Identified Staff), as per the Guidelines on Remuneration Policies and Practices issued by the Committee of European Banking Supervisors (now the European Banking Association – EBA) on December 10, 2010 (hereinafter the “CEBS Guidelines”), adopted by the Bank of Spain in 2011:

•	Senior Management: BBVA has included executive directors and other members of BBVA’s Management Committee within the Identified Staff.

•	“Risk takers”: This group includes the following: Those who form part of the various Risk Committees, and the members of the management committees of the Group’s business areas. The Bank also considers as risk takers those employees whose variable annual remuneration, as defined in section 10.3 below, is above a specific benchmark level and higher than their fixed remuneration; or if the benchmark level is above a certain amount regardless of their fixed remuneration.

•	Professionals responsible for control functions: Within this group, BBVA has identified those responsible for the following functions as to be included as Identified Staff: members of the Risk Committee, the Internal Audit Management Committee and those responsible for the Legal Compliance, Human Resources, and Global Accounting & Informational Management functions.

Notwithstanding the foregoing, BBVA will adapt the definition of Identified Staff, including categories of professionals as necessary, based on the requirements set out by applicable regulations.

10.3.	Key features of the remuneration system

BBVA’s remuneration system is applied to the Identified Staff with a number of particular features under a special settlement and payment system for their variable annual remuneration, as explained below. The remuneration system is made up of:

1. Fixed remuneration

Fixed remuneration in BBVA is established by taking into consideration the employee’s level of responsibility and professional career history in the Group. A benchmark salary is fixed for each function that reflects its value for the Organization. This benchmark salary is defined by analyzing what is fair internally and comparing it with the market through the advice of leading firms specializing in remuneration.

The fixed component in the employee’s total remuneration represents a sufficiently high proportion to allow maximum flexibility with respect to the variable components.

2.- Variable remuneration

BBVA’s variable remuneration represents a key element in the Bank’s remuneration policy, as it rewards the creation of value in the Group through each of the areas and units that make up BBVA. In short, it rewards individuals and teams and their combined contributions to the Group’s recurrent earnings.

The Annual Variable Remuneration of the Identified Staff in BBVA is made up of ordinary variable remuneration paid in cash and a share-based variable remuneration for the Management Team (hereinafter “Annual Variable Remuneration”). It has been designed to reflect the interests of shareholders, prudent risk management and generation of long-term value for the Bank. The essential aspects of Annual Variable Remuneration are detailed below:

2.a)	Ordinary variable cash remuneration

BBVA’s ordinary variable remuneration model is based on a series of value creation indicators established for each unit. The variable remuneration to be paid to the members of the unit in question depends on these indicators, and on the results for the unit’s area and those of the Group as a whole. The distribution of the remuneration between the staff members is based on individual performance, which is calculated through an individual evaluation of the indicators.

The unit indicators used are of two types: each unit’s own financial and non-financial indicators.

BBVA considers that prudent risk management is a key element within its variable remuneration policy. That is why it has established recurrent Economic Value Added (EVA) as one of the main financial indicators used to calculate the ordinary variable remuneration of all its workforce.

Technically, EVA is recurring economic profit minus the cost of capital used in each business or the rate of return expected by investors. Economic profit differs from accounting profit because of the use of economic criteria rather than regulatory accounting criteria in some operations.

It can therefore be said that conceptually, EVA is the recurring economic profit generated above market expectations in terms of capital remuneration.

This indicator is considered to be in line with the CEBS Guidelines6, which has been adopted by the Bank of Spain as an adequate measure of results, as it incorporates adjustments for current and future risks and the cost of capital.

It has also been established that indicators of the units themselves that are responsible for control functions (Internal Audit, Legal Compliance, Global Accounting & Information Management, General Secretary, Risks and Human Resources) should have a greater weight than the financial indicators. This is in order to make the staff who are responsible for the control functions more independent with respect to the areas supervised.

Thus BBVA’s Ordinary Variable Remuneration combines the employees’ results (financial and non-financial) with those of their unit, the area to which they belong and the Group as a whole; and it uses the EVA indicator, which takes into account both present and future risks, an the capital cost incurred to obtain these profits.

2.b)	Variable share-based remuneration

BBVA understands that in order to optimize its alignment with the interests of its shareholders and to promote the generation of long-term value, it must maintain a specific variable share-based remuneration system for the Bank’s executive managers (around 2,200 people in 2013), given their special influence on the Group’s strategy and results. This specific variable remuneration is also an essential element in this group is as motivated and loyal to BBVA as possible.

[6]	Section 96 of the Guidelines on Remuneration Policies and Practices of the Committee of European Banking Supervisors, dated December 10, 2010.

The remuneration is based on an incentive for the management team consisting of an annual allocation to each executive manager of a number of units that will serve as a basis for determining the number of shares to grant at the settlement date of the incentive. The number will be linked to the level of compliance with a series of indicators at Group level, which will be determined every year.

For 2013, the indicators approved by the General Meeting were related to:

•	The Total Shareholder Return (TSR), which measures the return on investment for the shareholder as the sum of the change in share price plus dividends and other similar items received by shareholders in a reference period, which for 2013 was from January 1, 2012 to December 31, 2013.

•	The Group’s recurring Economic Value Added (EVA) without one-offs. As explained above, this includes adjustments for current and future risks.

•	The Group’s net attributable profit without one-offs.

The number of units initially assigned to each beneficiary in the system will be divided into three parts, each associated with a weighted indicator. It will be multiplied by coefficients of between 0 and 2 in accordance with a scale defined annually for each of them.

In the case of TSR the coefficient applied will be zero if the Bank occupies positions below the average of its peer group. This reinforces the alignment of the team’s variable remuneration with shareholder interests.

The same indicators have been maintained for the Incentive for 2014, but the period for measuring the TSR will be three years, from January 1, 2012 to December 31, 2014, thus strengthening the multi-year factor of the remuneration elements.

2.c)	Settlement and payment system for annual variable remuneration

The Bank has a specific settlement and payment system for annual variable remuneration that applies to the Identified Staff.

This system has been created to promote prudent risk management in the Group. It is adapted to the requirements of Royal Decree 216/2008 and has the following rules:

•	At least 50% of the total annual variable remuneration for the members of the management team of the Identified Staff will be paid in BBVA shares.

•	50% of the ordinary variable remuneration for the Identified Staff who are not members of the management will be paid in BBVA shares.

•	The payment of 40% of their variable remuneration, both from the part in cash and the part paid in shares, will be deferred. The deferred amount will be paid out in thirds over the next three years. The percentage deferred increases in the case of executive directors and members of the Management Committee, up to 50% of their Annual Variable Remuneration.

•	All the shares that are delivered according to the aforementioned rules may not be used for a period of one year starting from the date of their provision. This retention is applied on the net amount of the shares, after discounting the part necessary to make the tax payment for the shares received. Using the shares delivered which are unavailable and the shares pending delivery for hedging purposes is also prohibited.

The deferred parts of the annual variable remuneration will be updated as established by the Board of Directors.

In addition, the Bank’s Board of Directors, acting on a proposal by the Remuneration Committee, has established that the parts of the Annual Variable Remuneration that are deferred and pending payment in accordance with the above rules will not be paid to the members of the Identified Staff if one of the following circumstances occurs before the payment date (“malus clauses”):

i. If the beneficiary has not generated the right to ordinary variable remuneration for the year as a result of the effect on results for the year of transactions accounted for in previous years which generated the right to payment of the ordinary variable remuneration.

ii. If the beneficiary has been sanctioned for a serious breach of the code of conduct or other applicable internal rules, in particular related to risks.

iii. If the contractual relationship has been terminated, except in the case of retirement, early retirement, declaration of permanent incapacity for employment to any degree, or death: in these cases the right to payment shall be maintained under the same terms as if the employee had remained active.

In addition, if in one year the BBVA Group had negative financial results (presented losses), not including one-off results, the beneficiaries will not receive either the Annual Variable Remuneration corresponding to the year of the losses, or the deferred amounts that were payable for the year in which the annual accounts reflecting these negative results were approved.

In any event, the variable remuneration shall be paid only if it is sustainable with respect to the BBVA Group’s situation as a whole and if it is justified by its results.

As indicated, the remuneration system described above is applicable to the Identified Staff, which includes the Bank’s executive directors. However, BBVA’s remuneration policy for members of its Board of Directors distinguishes between the remuneration system of executive directors and that applicable to its non-executive directors.

Thus, the description of the remuneration system applicable to non-executive directors of BBVA is included in detail in the Annual Report on the Remuneration of BBVA Directors. As set out in that Report, non-executive directors do not receive variable remuneration; they receive an annual amount in cash for holding the position of director and another for the members of the various Committees, with a greater weight being given to the exercise of the function of chairman of each committee, and the amount depending on the nature of the functions attributed to each committee.

10.4.	Information on the connection between the remuneration of the Identified Staff and the performance of the Group

As specified above, the amount of variable remuneration received by BBVA Identified Staff is determined by the following factors:

•	The Group’s financial results.

•	The financial results and strategic projects in each business area.

•	The financial results and the unit’s own indicators (not financial).

•	The individual’s financial and non-financial targets.

The ordinary variable incentives of the executive directors depend on the Group’s results, based on the recurrent EVA without one-offs, net attributable profit without one-offs and the recurrent efficiency ratio without one-offs. The purpose of the incentives system is to ensure that the amount of variable remuneration associated with each indicator does not vary in the event that the same result is obtained as in the previous year; if the results of the previous year are repeated for one indicator, in standardized terms, the bonus associated with it will be the same.

Similarly, the ordinary variable incentives of the Management Committee are linked to both the Group’s results and those of their management area.

For the rest of the members of the Identified Staff, the amount of variable remuneration depends on individual performance, results in the area in which they provide their service, and the Group’s results overall.

In 2013, the Group’s earnings (net attributable profit and recurrent EVA without one-offs) determined 50% of the final incentives for the Management Team in 2013. The other 50% is determined by Total Shareholder Return (TSR), which as indicated for the incentive for 2013 was measured over a period of two years, which increases to three for the 2014 incentive.

In addition, as mentioned earlier, among the “malus clauses” it has been established that if in one year the BBVA Group had negative financial results (presented losses), not including one-off results, the beneficiaries will not receive either the Annual Variable Remuneration corresponding to the year of the losses, or the deferred amounts that were payable for the year in which the annual accounts reflecting these negative results were approved.

However, any variable remuneration that is pending payment will always be paid, provided that such payment is sustainable in terms of the situation of the BBVA Group as a whole.

By using the selection of indicators and calculation method explained above, BBVA has brought the remuneration system for its management team into closer alignment with shareholder interests; it strengthens prudent risk management by incorporating recurrent EVA as an indicator; and it determines a direct relationship between the variable remuneration of its executives and the Bank’s long-term results, by taking into account the multi-year calculation of TSR and applying recurrent EVA, which includes adjustments for current and future risks and the cost of capital.

10.5.	Description of the criteria used for taking into consideration present and future risks in the remuneration process

As explained above the remuneration policy for Identified Staff is aligned with shareholders’ interests and with prudent risk management, and includes the following elements:

•	Use of the Group’s recurring EVA as a metric for evaluating earnings used as a base to determine ordinary variable remuneration. EVA considers the level of risk incurred and the cost of capital, measuring the sustained generation of value for shareholders and complying with the principle of prudent risk management. Indicator that is also included in the calculation of variable share-based remuneration (Management Team Incentive).

•	The indicator is based on the level of risk assumed and the cost of capital.

•	EVA takes into consideration the majority of risks assumed through the calculation of Economic Capital at Risk (ECaR).

•	ECaR reflects the minimum level of protection demanded against unexpected future losses by the different types of risk. Thus EVA not only includes the expected losses for the year, but also the risk of future losses.

•	BBVA measures and monitors liquidity risk, which is also taken into account for incentive payments, to the extent that a premium is transferred to the income statements of the business areas that includes the liquidity cost.

•	Use of TSR, which measures the shareholder return on investment, as the main indicator determining variable share-based remuneration for the management team.

•	Payment in shares of at least 50% of the variable remuneration.

•	Deferment clauses, designed to ensure that a substantial part of the variable remuneration (between 40% and 50%) is deferred for a period of 3 years, thus taking into account the economic cycle and business risks.

•	Obligatory withholding periods of any shares delivered as variable remuneration, so that beneficiaries may not freely dispose of them until one year after their delivery date.

•	Clauses that prevent or limit the payment of variable remuneration (both deferred remuneration and remuneration corresponding to a year), as a result of either actions involving the individual recipient or the results of the Group as a whole (“malus clauses”).

•	Limitation of the amount of ordinary variable remuneration for executive directors to a percentage of their fixed remuneration.

10.6.	The main parameters and reasons for any component of the possible variable remuneration plans and other non-monetary advantages; specifically, the measures adopted for the members of the Identified Staff who are responsible for control functions.

The main parameters and reasons for the components of the variable remuneration plans for the Identified Staff have been set out in other sections of this Report.

As already mentioned, in the case of employees who are responsible for control functions, variable remuneration will depend more firmly on the targets related to their functions, thus making them more independent of the business areas they supervise.

Non-financial indicators have a greater weight than financial indicators in the units that are responsible for control functions (Internal Audit, Legal Compliance, Global Accounting & Information Management, General Secretary, Risks and Human Resources). This is in order to make the staff who are responsible for the control functions more independent with respect to the areas supervised.

10.7.	Ratios between the fixed and variable remuneration of the Identified Staff

As set out in Royal Decree 14/2013, dated November 29, on urgent measures for adapting Spanish legislation to European Union regulations governing supervision and solvency of financial institutions, which partially transposes Directive 36/2013/EU into Spanish law, BBVA has established as part of its remuneration policy that the variable remuneration of the members of the Identified Staff corresponding to services provided starting on January 1, 2014 is to be limited to the amount of their total fixed remuneration, unless the General Meeting agrees to increase this limit to twice the total fixed remuneration, as provided for in the aforementioned Royal Decree.

A proposal was submitted to the General Meeting held in March 2014, namely, that the variable component of the annual remuneration for executive directors, senior executives and certain employees who carry out professional activities that may have a material impact on the Bank’s risk profile, or who are responsible for the control functions, may reach up to 200% of the fixed component of total remuneration, in accordance with the Recommendations Report approved by the Board of Directors of BBVA on January 30, 2014. Both the resolution, which was approved by the General Meeting with 97.81% of the votes cast, and the Board’s Recommendations Report are available on the Bank’s website (www.bbva.com).

10.8.	Quantitative information on the remuneration of the Identified Staff

Below is a breakdown by area of activity of the total remuneration of the Identified Staff for 2013, and that will be paid according to the settlement and payment scheme established in section 10.3.2 c. Payment will be complete in 2017, subject to the aforementioned “malus clauses”:

Table 48. Remuneration of the Identified Staff in 2013 (I)

(thousand euros)
Remuneration for Identified Staff	Total remuneration 2013
Investment Banking (1)	30,423
Commercial Banking (2)	34,673
Other (3)	24,020

Total for the Identified Staff	89,115

Notes:

(1)	It includes wholesale and investment banking activities.
(2)	It includes retail and commercial banking and insurance activities.
(3)	Other activities, plus members of the Management Committee and Asset Management.

The following table gives aggregate information on the remuneration of the Identified Staff in 2013, broken down by type of employees and executive managers:

Table 49. Remuneration of the Identified Staff in 2013 (II)

(thousand euros)
Remuneration of the Identified Staff in 2013 (1)	Executive directors	Other senior executives	Rest of Identified Staff	Total for Identified Staff
Total fixed remuneration paid in 2013 (2)	4,551	10,117	49,956	64,624
Total variable remuneration paid in 2013 (3)	4,156	7,635	25,906	37,697
In cash	1,809	3,396	12,242	17,447
In shares or related instruments	2,347	4,239	13,664	20,250
In other instruments	0	0	0	0
Outstanding deferred variable remuneration (4)	5,543	9,996	25,008	40,547
Consolidated	0	0	0	0
Not consolidated	5,543	9,996	25,008	40,547
In cash	2,354	4,359	11,613	18,326
In shares or related instruments	3,190	5,637	13,395	22,221
In other instruments	0	0	0	0
Deferred remuneration granted and/or paid in 2013 (5)	1,629	2,761	6,288	10,678
Amount of explicit ex post performance adjustment applied in the year on remuneration paid in previous years	0	0	0	0

Number of beneficiaries	3	13	142	158

Number of employees receiving severance pay	0	0	6	6
Total severance pay paid in the year	0	0	8,490	8,490
Securitized positions	0	0	0	0

Note:

(1)	Includes all employees who have occupied positions defined as among the Identified Staff for more than 6 months in 2013.
(2)	Gross annual fixed remuneration as of December 31, 2013.
(3)	It includes the variable remuneration paid in 2013, both the part corresponding to 2012 and the deferred part for previous years (1 third of deferred 2011 RVA and 1 third of deferred 2010-2011 ILP).
(4)	It includes the deferred variable remuneration for previous years pending payment in 2013 (2 thirds of deferred 2011 RVA, 2 thirds of deferred 2010-2011 ILP and deferred percentage of 2012 RVA).
(5)	It includes the deferred variable remuneration for previous years and paid in 2013 (1 third of deferred 2011 RVA and 1 third of deferred 2010-2011 ILP).

At the close of 2013, the annual variable remuneration of the members of the Identified Staff for that year was determined.

According to the settlement and payment scheme established for the Identified Staff, a percentage of the 2013 variable remuneration was paid in 2014 (50% for executive directors and members of the Management Committee and 60% in all other cases). The rest has been deferred, to be paid out in thirds in 2015, 2016 and 2017.

This results in the following amounts:

Table 50. Remuneration of the Identified Staff in 2013 (III)

(thousand euros)
Remuneration for the Identified Staff corresponding to 2013 (1)	Executive directors	Other senior executives	Rest of Identified Staff	Total for Identified Staff
Amount of variable remuneration corresponding to 2013 received in 2014	2,680	5,941	23,719	32,340
In cash	1,340	2,971	11,819	16,129
In shares or related instruments	1,340	2,971	11,900	16,211
In other instruments	0	0	0	0
Amount of variable remuneration corresponding to 2013 that has been deferred (2)	2,680	5,941	15,870	24,491
In cash	1,340	2,971	7,915	12,225
In shares or related instruments	1,340	2,971	7,955	12,266
In other instruments	0	0	0	0

(1)	Includes all employees who have occupied positions defined as among the Identified Staff for more than 6 months in 2013.
(2)	It includes the amount corresponding to the deferred percentage of 2013 RVA.

The new hires in Identified Staff include the executive director José Manuel González-Páramo, whose remuneration is detailed in the Report on the Remuneration of BBVA Directors.

Annex I: Companies with a different method of consolidation and deducted from capital for the purposes of the Solvency Circular.

Company	Accounting Circular	Solvency Circular	Activity
BBVA AUTORENTING, S.A.	G - Full consolidation	E-Equity method	Services
INGENIERIA EMPRESARIAL MULTIBA, S.A. DE C.V.	G - Full consolidation	E-Equity method	Services
BBVA NOMINEES LIMITED	G - Full consolidation	E-Equity method	Services
PRO-SALUD, C.A.	G - Full consolidation	E-Equity method	Services
INVERSIONES P.H.R.4, C.A.	G - Full consolidation	E-Equity method	Real estate
INVERSIONES ALDAMA, C.A.	G - Full consolidation	E-Equity method	Real estate
BBVA CONSULTORIA, S.A.	G - Full consolidation	E-Equity method	Services
BBVA SERVICIOS, S.A.	G - Full consolidation	E-Equity method	Commercial
PROMOTORA DE RECURSOS AGRARIOS, S.A.	G - Full consolidation	E-Equity method	Commercial
VIRTUAL DOC, S.L.	G - Full consolidation	E-Equity method	Services
EL ENCINAR METROPOLITANO, S.A.	G - Full consolidation	E-Equity method	Real estate
EL OASIS DE LAS RAMBLAS, S.L.	G - Full consolidation	E-Equity method	Real estate
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	G - Full consolidation	E-Equity method	Real estate
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	G - Full consolidation	E-Equity method	Services
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	G - Full consolidation	E-Equity method	Insurance
MULTIASISTENCIA OPERADORA S.A. DE C.V.	G - Full consolidation	E-Equity method	Insurance
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	G - Full consolidation	E-Equity method	Real estate
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	G - Full consolidation	E-Equity method	Real estate
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	G - Full consolidation	E-Equity method	Services
BBVA AUTORENTING SPA	G - Full consolidation	E-Equity method	Services
BAHIA SUR RESORT, S.C.	G - Full consolidation	E-Equity method	Real estate
BBVA RENTING, SPA	G - Full consolidation	E-Equity method	Services
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	G - Full consolidation	E-Equity method	Real estate
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	G - Full consolidation	E-Equity method	Services
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	G - Full consolidation	E-Equity method	Real estate
GOBERNALIA GLOBAL NET, S.A.	G - Full consolidation	E-Equity method	Services
FUTURO FAMILIAR, S.A. DE C.V.	G - Full consolidation	E-Equity method	Services
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	G - Full consolidation	E-Equity method	Services
URBANIZADORA SANT LLORENC, S.A.	G - Full consolidation	E-Equity method	Real estate
MULTIASISTENCIA, S.A. DE C.V.	G - Full consolidation	E-Equity method	Insurance
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	G - Full consolidation	E-Equity method	Real estate
BBVA SOLUCIONES AVANZADAS DE ASESORAMIENTO Y GESTION, S.L.	G - Full consolidation	E-Equity method	Services
IMOBILIARIA DUQUE DE AVILA, S.A.	G - Full consolidation	E-Equity method	Real estate
COMPASS WEALTH MANAGERS COMPANY	G - Full consolidation	E-Equity method	Services
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	G - Full consolidation	E-Equity method	Services
FACILEASING S.A. DE C.V.	G - Full consolidation	E-Equity method	Services
COPROMED S.A. DE C.V.	G - Full consolidation	E-Equity method	Services
CATALONIA GEBIRA, S.L,	G - Full consolidation	E-Equity method	Real estate
ITINERARI 2002, S.L.	G - Full consolidation	E-Equity method	Services
SERVICIOS Y SOLUCIONES DE GESTION PARA CORPORACIONES, EMPRESAS Y PARTICULARES, S.L.	G - Full consolidation	E-Equity method	Services
UNNIM SERVEIS DE DEPENDENCIA, S.A.	G - Full consolidation	E-Equity method	Services

UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS	G - Full consolidation	E-Equity method	Real estate
UNICOM TELECOMUNICACIONES S.DE R.L. DE C.V.	G - Full consolidation	E-Equity method	Services
VISACOM, S.A. DE C.V.	G - Full consolidation	E-Equity method	Services
SOCIETE INMOBILIERE BBV D’ILBARRIZ	G - Full consolidation	E-Equity method	Real estate
TEXTIL TEXTURA, S.L.	G - Full consolidation	E-Equity method	Commercial
COMPLEMENTOS INNOVACIÓN Y MODA, S.L.	G - Full consolidation	E-Equity method	Commercial
INMESP DESARROLLADORA, S.A. DE C.V.	G - Full consolidation	E-Equity method	Real estate
CONSORCIO DE CASAS MEXICANAS, S.A.P.I. DE C.V.	G - Full consolidation	E-Equity method	Real estate
F/403035-9 BBVA HORIZONTES RESIDENCIAL	G - Full consolidation	E-Equity method	Real estate
F/11032604 FRACCIONAMIENTO LOARCA TERCERA SECCION	G - Full consolidation	E-Equity method	Real estate
HABITATGES INVERVIC, S.L.	G - Full consolidation	E-Equity method	Real estate
F/253863 EL DESEO RESIDENCIAL	G - Full consolidation	E-Equity method	Real estate

Insurance participation >20% deducted from capital
BBVA SEGUROS COLOMBIA, S.A.	G - Full consolidation	E-Equity method	Insurance
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	G - Full consolidation	E-Equity method	Insurance
SEGUROS PROVINCIAL, C.A.	G - Full consolidation	E-Equity method	Insurance
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	G - Full consolidation	E-Equity method	Insurance
BBVA CONSOLIDAR SEGUROS, S.A.	G - Full consolidation	E-Equity method	Insurance
BBVA BANCOMER SEGUROS SALUD, S.A. DE C.V. (preventis)	G - Full consolidation	E-Equity method	Insurance
BBVA RE LIMITED	G - Full consolidation	E-Equity method	Insurance
BBVA SEGUROS DE VIDA, S.A.	G - Full consolidation	E-Equity method	Insurance
PENSIONES BANCOMER, S.A. DE C.V.	G - Full consolidation	E-Equity method	Insurance
SEGUROS BANCOMER, S.A. DE C.V.	G - Full consolidation	E-Equity method	Insurance
UNNIM PROTECCIO, S.A.	G - Full consolidation	E-Equity method	Insurance
UNNIM VIDA, S.A.DE SEGUROS Y REASEGUROS	G - Full consolidation	E-Equity method	Insurance
GARANTI EMEKLILIK VE HAYAT AS	E-Equity method	E-Equity method	Insurance

Financial >10% deducted from capital
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	E-Equity method	E-Equity method	Financial
TELEFONICA FACTORING ESPAÑA, S.A.	E-Equity method	E-Equity method	Financial
ROMBO COMPAÑIA FINANCIERA, S.A.	E-Equity method	E-Equity method	Financial
TELEFONICA FACTORING MEXICO, S.A. DE C.V.	E-Equity method	E-Equity method	Financial
CAJA DE EMISIONES CON GARANTIA DE ANUALIDADES DEBIDAS POR EL ESTADO, S.A.	E-Equity method	E-Equity method	Financial
CITIC INTERNATIONAL FINANCIAL HOLDINGS LIMITED CIFH	E-Equity method	E-Equity method	Financial
CORPORACION SUICHE 7B, C.A	E-Equity method	E-Equity method	Financial
CAJA VENEZOLANA DE VALORES, S.A.	E-Equity method	E-Equity method	Financial
TF PERU SAC	E-Equity method	E-Equity method	Financial
CABAL URUGUAY, S.A.	E-Equity method	E-Equity method	Financial
REDBANC, S.A. (URUGUAY)	E-Equity method	E-Equity method	Financial
SOCIEDAD ADMINISTRADORA DE FONDOS DE CESANTIA DE CHILE II, S.A.	E-Equity method	E-Equity method	Financial
ACA, S.A. SOCIEDAD DE VALORES	E-Equity method	E-Equity method	Financial
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	G - Full consolidation	E-Equity method	Financial
COMPASS INVESTMENTS, INC.	G - Full consolidation	E-Equity method	Financial
COMPASS CUSTODIAL SERVICES, INC.	G - Full consolidation	E-Equity method	Financial
SEGURO DE DEPOSITOS, S.A.	E-Equity method	E-Equity method	Financial
BRUNARA, SICAV, S.A.	E-Equity method	E-Equity method	Financial
TELEFONICA FACTORING DO BRASIL	E-Equity method	E-Equity method	Financial
BANKALARARASI KART MERKEZI A.S.	E-Equity method	E-Equity method	Financial
CELERIS SERVICIOS FINANCIEROS, S.A., E.F.C.	E-Equity method	E-Equity method	Financial
FINAVES III NUEVAS INVERSIONES,S.A.	E-Equity method	E-Equity method	Financial
PROMOCIONES AL DESARROLLO BUMARI, S.L.	E-Equity method	E-Equity method	Financial
SOCIETAT CATALANA INVERSIO COOP. SCR	E-Equity method	E-Equity method	Financial
INTERBANKING, S.A.	E-Equity method	E-Equity method	Financial
SERVICIO DE PAGOS INTERBANCARIOS,S.A.	E-Equity method	E-Equity method	Financial
BOLSA ELECTRONICA DE VALORES DEL URUGUAY, S.A. (BEVSA)	E-Equity method	E-Equity method	Financial
VOLJA PLUS SL	E-Equity method	E-Equity method	Financial
SERVICIOS DE INFRAESTRUCTURAS DE MERCADO OTC, S.A. (IMER-OTC S.A.)	E-Equity method	E-Equity method	Financial
TRANSBANK, S.A.	E-Equity method	E-Equity method	Financial
TELEFONICA FACTORING CHILE, S.A.	E-Equity method	E-Equity method	Financial

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 7, 2014	By:	/s/ Eduardo Ávila Zaragoza
	Name:	Eduardo Ávila Zaragoza
	Title:	Head of Global Supervisory Relations